Head Off[illegible]riat of the Bank
[illegible]poalim Bldg., Tel Aviv 65781,
[illegible]3-5674576


bank hapoalim


06016353

Date: 20.08.06

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank


PROCESSED

bank hapoalim

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Dividend Declaration*	*17/08/06*	*(1)*
2.	*Interim Results*	*17/08/06*	*(2)*
3.	*Immediate Report*	*17/08/06*	*(3)*
4.	*Holding(s) in Company*	*20/08/06*	*(4)*
5.	*Schedule of Senior Officers*	*20/08/06*	*(5)*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

bank hapoalim

Schedule (1)

RECEIVED
2006 AUG 28 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: August 17, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding a resolution to pay dividend**

1. a. We respectfully advise you that at its meeting of August 16, 2006, at 16:30 in the afternoon, the Board of Directors of Bank Hapoalim B.M. ("the Bank") resolved to pay dividend in the sum of NIS 340,368,975.

   b. The dividend in the sum of NIS 340,368,975 constitutes 27% on the issued and paid-up share capital of the Bank, namely 27 Agorot for each NIS 1 par value share.

   The final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

   c. Tax at source will be deducted from the dividend amounts payable as required by law. From individuals tax at source will be deducted at the rate of 20%.

   d. The Board of Directors resolved to determine August 28, 2006, as the record date for the purpose of paying the dividend, with the "*ex*" date being August 29, 2006 and the payment date to be September 13, 2006.

   e. The Management of the Bank has been authorized to determine the required arrangements deriving from the above resolution.

2. Attached is the form which was forwarded to the Securities Authority and the TASE through the Securities Authority's electronic proper disclosure system, on August 17, 2006, as required by the Securities (Periodical and Immediate Reports) Regulations, 5730-1970, as well as to the Bank of Israel and the Registrar of Companies in Israel.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-) (-)

Yoram Weissbrem
Secretary of the Bank

Ofer Levy
Chief Accountant
Senior Deputy Managing Director

bank hapoalim

Bank Hapoalim B.M.
Registration no. 520000118
Securities of the corporation listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

To:	To:
Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate report of the distribution of a cash dividend

Regulation 37(a) of the Securities (Periodical and Immediate Reports) Regulations, 5730-1970

1. I hereby report that on *August 16, 2006*, the Board of Directors of the body corporate resolved to distribute a dividend.
2. The dividend amount payable is *NIS 340,368,975*
   The dividend is *27%* of the issued and paid-up share capital.
3. Operative date (cum date): *August 28, 2006.*
   Ex-date: *August 29, 2006.*
   Dividend distribution date: *September 13, 2006.*
4. Tax rate deducted at source.
   Tax at the obligatory rate by law will be deducted from the dividend sums payable. Tax at the rate of 20% will be deducted from individuals, at source.
5. Retained earnings of the corporation, as defined in section 302 of the Companies Law, 5759-1999, after the distribution to which this report relates, amount to *NIS 6,662,000,000.*
6. Approval process for distribution of the dividend ________________.
7.

No. of entitling paper	Dividend amount payable in shekels or other currency per share	Currency of payment	Date of payment price
	0.27	*NIS*	________________

8. If the company has securities convertible into capital, specify the effect of the distribution of the dividend thereon: ________________.

In relation to paragraph 1 - the resolution of the Board of Directors was received on August 16, 2006 at 16:30 in the afternoon.

In relation to paragraph 2 - the final amount of the dividend will be set according to the number of actual shares in circulation on the operative date, having regard to the conversion of convertible options.

The management of the Bank has been empowered to determine the necessary arrangements resulting from the above resolution.

The company as a banking corporation is subject to further restrictions in relation to the distribution, other than those enumerated in section 302 of the Companies Law, 5759-1999.

082-34955

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576



RECEIVED
2006 AUG 28 P 12:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Schedule(2)

Date: August 17, 2006
Our reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at June 30, 2006**

1. We wish to inform you that at its meeting held at 16:30 on August 16, 2006, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at June 30, 2006.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on August 17, 2006, and has been sent to the Bank of Israel and the Registrar of Companies in Israel

3. Enclosed is a summary of the Financial Statements of the Bank as at June 30, 2006.
The full Financial Statements are available upon request, and can be accessed on the Bank's internet site http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

bank hapoalim

bank hapoalim

Press Release

August 17, 2006

Bank Hapoalim Group
Financial Statements for the Second Quarter of 2006

- **Bank Hapoalim today published its financial statements for the first six months of 2006. The Bank Group reported Net profit of NIS 1,842 million, an increase of 21%** compared to NIS 1,522 million in the same period last year. Profit for the second quarter of 2006 totaled NIS 665 million, an increase of 11.2% compared to the same quarter last year.

- **Net Return on Equity** for the first six months of 2006 was 23.9% in annual terms, compared to 21.1% for the same period in 2005 and 19.0% for the year 2005.

- **Net Operating Profit** for the first six months of 2006 totaled NIS 1,283 million, compared to NIS 970 million in the same period last year. Net Operating Profit for the second quarter of 2006 totaled NIS 664 million, compared to NIS 586 million in the same quarter last year, an increase of 13.3%.

- **Dividend Payment** declared, reflecting an annual yield of 8.3% in contrast to the 7.8% recorded in 2005.

Profit and Profitability	**For the three months ended June 30**			**For the six months ended June 30**		
	2006	**2005**		**2006**	**2005**	
	NIS Millions		Change %	NIS Millions		Change %
Net Profit	**665**	**598**	**11.2**	**1,842**	**1,522**	**21.0**
Profit from Financing Activity, before provisions	2,049	1,838	11.5	3,935	3,633	8.3
Provision for Doubtful Debts	296	333	-11.1	538	794	-32.2
Operating and Other Income	1,304	1,122	16.2	2,587	2,180	18.7
Operating and Other Expenses	1,829	1,711	6.9	3,730	3,400	9.7
Operating Profit before taxes	1,228	916	34.1	2,254	1,619	39.2
Net Operating Profit	664	586	13.3	1,283	970	32.3

bank hapoalim

The Chairman of the Board of Directors, Mr. Shlomo Nehama, commented:

"Israel is going through a challenging time. The Bank has adapted itself to the situation. In this regard, we are taking our clients' needs under our utmost consideration, especially those who have been drafted to reserve duty and the residents of the North. I wish to express my gratitude to the management and employees of the Bank for their on going efforts, especially at this time.

Bank Hapoalim continues to be on track with its multi-year strategic plan. The results for the first half of 2006 show that we are meeting our business goals and in some cases – exceeding them.

In light of these results and in line with our strategic objective of maximizing value for all our shareholders, the Board of Directors has decided to distribute a dividend payment, reflecting an annual yield of 8.3% in contrast to the 7.8% recorded in 2005. This is an attractive rate within the global banking sector.

During the second quarter of 2006 we were also pleased to announce that Bank Hapoalim established a level 1 American Depository Receipt program in the United States. This is an important step towards our goal of becoming a global bank and play a leading role in the integration of the Israeli economy into the global economy."

The following are the main highlights of the financial statements:

- **Net Return on Equity** for the first six months of 2006 was 23.9% in annual terms, compared to 21.1% for the same period in 2005 and 19.0% for the year 2005. Net return on equity for second quarter of 2006 was 16.3% compared to 15.9% for the same quarter in 2005.

- **Net Return on Equity from regular activity**, after taxes, for the first six months of 2006 was 16.4% in annual terms compared to 13.2% in the same period in 2005 and 15.1% for the year 2005. Net Return on Equity from regular activity, after taxes, for the second quarter was 16.3% in annual terms compared to 15.6% in the same quarter in 2005.

- **Profit from financing activity**, before provisions for doubtful debts, continued to increase, totaling NIS 3,935 million, in the first six months of 2006 compared to NIS 3,633 million in the same period last year, an increase of 8.3%.

- **Provisions for doubtful debts** decreased by 32.2% and totaled NIS 538 million in the first six months of 2006, compared to NIS 794 million in the same period last year.

- The ratio of specific provision for doubtful debts, relative to the overall (balance-sheet) balance of credit to the public at the Group's risk was 0.52% in annual terms, in the first six months of 2006, compared with 0.87% in the first six months of 2005 and 0.71% for the year 2005.

bank hapoalim

- The ratio of the overall balance of credit to the public (balance-sheet and off-balance sheet) at the Group's risk was 0.30% in the first quarter of 2006, compared with 0.52% in the same period last year and 0.42% in the year 2005. The decrease in the specific provision for doubtful debts was mainly in the Corporate Segment.

- **Operating income** was NIS 2,587 million in the first six months compared to NIS 2,180 million in the same period last year, an increase of 18.7%.

- **Operating and other expenses** totaled NIS 3,730 million compared to NIS 3,400 million in the same period in 2005, an increase of 9.7%. The increase was mainly due to a higher provision for employee bonuses as a result of improved profitability and from increased expenses for IT, marketing and advertising as well as a stronger contribution to the community of NIS 25 million for the first half of 2006.

- The Bank declared a **dividend** of NIS 340 million, representing 27 agorot per NIS 1 par value share. August 28, 2006 is the date of record, August 29, 2006 is the ex-date and September 13, 2006 is the date of payment.

The CEO of Bank Hapoalim, Mr. Zvi Ziv, commented:

A summary of the financial results for the first half of 2006 indicates growth in profit from financing activity and operating income. This increase is a result of the expansion of activity in the capital market in Israel, and the result of successful business initiatives in the Bank's Global Treasury, particularly in New York.

The results for the first half of 2006 reflect the declining trend in the provisions for doubtful debts, resulting from the improvement in the Israeli economy and from the efforts we exerted in this area.

We are examining the consequences of the recent events on the economy and on Bank Hapoalim's business, and are adapting our activity accordingly on an on going basis.

Bank Hapoalim continues to improve customer service through its steady investment in sophisticated technological systems and infrastructures. These investments will ensure continuation of the Bank's leading position in the Israeli banking sector.

bank hapoalim

The increase in the Bank's profit in the first six months of 2006 derived mainly from the following developments:

- Profit from financing activity before provision for doubtful debts continued to increase. The growth resulted mainly from growth in the volume of the Bank Group's finance activity both on balance sheet and in derivative financial instruments, from an increase in financial capital and from an increase in income from interest on problematic debt not previously recorded.

- Operating income continued to increase, mainly due to the growth in income from capital market activity as a result of the substantial increase in the volume of activity on the Tel Aviv Stock Exchange; as well as an expansion of credit card activity.

- A decrease in the provision for doubtful debts that reflects the continued strengthening of the domestic economy. The specific provision for doubtful debts decreased by 37.2% compared with the first six months of 2005. The decrease was notable in almost all sectors of the economy, especially industry, and construction and real estate.

- International activity focused on global private banking (GPB) and corporate finance and was marked by continued impressive growth. Net profit in the international segment totaled USD 38.1 million compared with USD 24.9 million (excl. Signature Bank) in the same period last year.

Development of Balance Sheet Items

- The consolidated balance sheet totaled NIS 284.3 billion on June 30, 2006, compared to NIS 273.3 billion on December 31, 2005, an increase of 4.0%.

- The ratio of capital to risk assets was 10.37%, compared with 10.62% at the end of 2005. The ratio of tier-1 capital to risk assets was 7.13%, versus 7.02% at the end of 2005.

bank hapoalim

bank hapoalim

Segments of activity

The Group operates in Israel and abroad, providing a broad range of banking and financial services to its customers, and engages in investments, primarily in Israel, in the areas of insurance and real estate, by means of equity-based investee companies.

The Group's activity is managed through six sectors of activity.

The following is a summary of the development of net profit, by segments of activity:

	Net Operating Profit in NIS Millions For the six months ended June 30			Net Profit in NIS Millions For the six months ended June 30		
	2006	2005	Change	**2006**	2005	Change
Private Banking Segment*	**285**	232	22.8	253	147	72.1
Households Segment	**193**	147	31.3	698	783	-10.9
Small Business Segment	**65**	49	32.7	95	49	93.9
Corporate Segment	**407**	215	89.3	53	27	96.3
Commercial Segment	**47**	27	74.1	408	215	89.8
Financial Management Segment	**281**	267	5.2	330	266	24.1
Others and Adjustments	**5**	33	-84.8	5	35	- 85.7
Total	1,283	970	32.3	**1,842**	**1,552**	**21.0**

For further information please contact the Bank's Spokesperson:
Bank Hapoalim B.M., Yehuda Halevi 63, Tel Aviv 65781, Israel
Tel: +972-3-567-3635 Fax: +972-3-567-3500
spokesperson@bnhp.co.il

bank hapoalim

bank hapoalim

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

Profit and profitability	For the 3 months ending on June 30		Change	For the 6 months ending on June 30		Change
	2006	2005		**2006**	2005	
Profit from financing activities before provision for doubtful debts	**2,049**	1,838	11.5%	**3,935**	3,633	8.3%
Provision for doubtful debts	**296**	333	(11.1%)	**538**	794	(32.2%)
Operating and other income	**1,304**	1,122	16.2%	**2,587**	2,180	18.7%
Operating and other expenses	**1,829**	1,711	6.9%	**3,730**	3,400	9.7%
Operating profit before taxes	**1,228**	916	34.1%	**2,254**	1,619	39.2%
Operating profit after taxes	**664**	586	13.3%	**1,283**	970	32.3%
Net profit	**665**	598	11.2%	**1,842**	1,522	21.0%

Balance Sheet – Principal Items

				Change compared with	
	30.6.2006	30.6.2005	31.12.2005	30.6.2005	31.12.2005
Total balance sheet	**284,332**	257,421	273,307	10.5%	4.0%
Credit to the public	**187,054**	179,410	185,133	4.3%	1.0%
Securities	**42,123**	27,532	33,813	53.0%	24.6%
Deposits from the public	**226,707**	198,954	213,892	14.0%	6.0%
Debentures and subordinated notes	**19,791**	20,892	21,361	(5.3%)	(7.4%)
Shareholders' equity	**17,266**	15,950	16,237	8.3%	6.3%

Principal financial ratios

	30.6.2006	30.6.2005	31.12.2005
Shareholders' equity to total assets	**6.1%**	6.2%	5.9%
Tier 1 capital to total assets	**7.1%**	7.4%	7.0%
Capital to risk assets	**10.37%**	11.01%	10.62%
Credit to the public to total assets	**65.8%**	69.7%	67.7%
Deposits from the public to total assets	**79.7%**	77.3%	78.3%
Operating income to operating expenses	**69.4%**	64.1%	65.3%
Operating expenses to total income	**57.2%**	58.5%	57.6%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[a]	**0.3%**	0.5%	0.4%
Rate of provision for taxes	**43.8%**	40.4%	41.8%
Return of operating profit on equity, net[a]	**16.4%**	13.2%	15.1%
Return of net profit on equity[a]	**23.9%**	21.1%	19.0%
Return of net profit on total assets[a]	**1.4%**	1.2%	1.1%

(a) Annualized.

082-34955


bank hapoalim

Schedule (8)

Head Office, Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Date: August 17, 2006
Reference: 802/06

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") hereby submits an immediate report as follows:

On August 17th, 2006 at about 10:00 a.m., the transaction of sale of all of the holdings of the Bank in Bank Otsar HaHayal Ltd. to The First International Bank of Israel Ltd. was completed.

Upon the completion of the transaction, the Bank received an amount of approximately NIS 702 million for its holdings.

The profit on account of this sale, based on the balance of the Bank's investment in Bank Otsar HaHayal as at June 30th, 2006, is expected to amount to approximately NIS 202 million and will be reflected in the financial results of the Bank for the third quarter of the year.

Yours faithfully,

Bank Hapoalim B.M.
Head Office

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

082-34955

Schedule (4)

Bank Hapoalim B.M.

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/08/2006
Reference: 2006-01-078160

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	207,205,997	16.44	16.44	16.28	16.28
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.95	5.95
3	Madlen LLC	BNHP Ordinary Shares	25,418,933	2.02	2.02	2.00	2.00
4	Maine Merchant Bank LLC	BNHP Ordinary Shares	300,000	0.02	0.02	0.02	0.02
5	BH Israel LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
6	BH Investment Associates LLC	BNHP Ordinary Shares	22,204,185	1.76	1.76	1.74	1.74
7	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
8	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
9	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	117,268,202	9.30	9.30	9.21	9.21

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*

4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *207,205,997*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Madlen LLC*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *0650779562*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *25,418,933*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Maine Merchant Bank LLC.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *010512697*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *300,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Israel LLC.*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *731524779*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *BH Investment Associates LLC.*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Registration number in Israel, Incorporation overseas*
Identity Number: *2736724*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *22,204,185*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *7*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *8*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *9*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *118,938,022*
Change in Quantity of Securities: *-1,669,820*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance, 84,824,986 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

082-34955

Schedule (5)

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 20/08/06
Reference: 2006-01-078193

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Consisting of the Schedule of Senior Office Holders
Regulation 34 (d) of the Securities
(Periodic and Immediate Reports) Regulations, 5730-1970
Please note that the definition of Senior Office Holder in the Securities (Periodic and Immediate Reports) Regulations, 5730-1970 also includes, inter alia, a director.

There follows the Schedule of the Senior Office Holders and the Substitute Directors of the Corporation correct as of ***August 20, 2006***.

Name	Category of Identity	Identity Number	Title
Shlomo Nehama	*I.D. Number*	*53395349*	*Chairman of the Board of Directors*
Dan Dankner	*I.D. Number*	*059581280*	*Director*
Irit Izakson	*I.D. Number*	*050709286*	*Director*
Amir Barnea	*I.D. Number*	*003794310*	*Other: External Director-Under Directive 301 of the Proper Conduct of Banking Business Directives of the Supervisor of Banks*
Joseph Dauber	*I.D. Number*	*007447584*	*Director*
Pnina Dvorin	*I.D. Number*	*03333093*	*Director*
Ido Joseph Dissentshik	*I.D. Number*	*7831787*	*External Director*
Nira Dror	*I.D. Number*	*52726551*	*External Director*
Haim Samet	*I.D. Number*	*007249675*	*Director*
Jay Pomrenze	*Passport Number*	*111162680*	*Director*
Moshe Koren	*I.D. Number*	*1228998*	*Director*
Zvi Ziv	*I.D. Number*	*4143699*	*Chief Executive Officer*
Shy Talmon	*I.D. Number*	*055117261*	*Other: Deputy CEO, Member of the Board of Management, Head of Corporate Banking*
Ofer Levy	*I.D. Number*	*052222577*	*Other: Member of the Board of Management, Senior Deputy Managing Director and Comptroller of the Bank*
Shlomo Braun	*I.D. Number*	*054030424*	*Other: Member of the Board of Management, Senior Deputy Managing Director and*

			Head of Human Resources and Logistics
Yacov Rozen	*I.D. Number*	*051255842*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Finance (CFO), Head of Banking Subsidiaries including the Officer in charge of the central administrative unit for the supervision of corporations under the control of the Bank*
David Luzon	*I.D. Number*	*51409308*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Head of Information Technology and Operations*
Ilan Mazur	*I.D. Number*	*007447386*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director and Chief Legal Adviser of the Bank*
Hanna Pri-zan	*I.D. Number*	*50963115*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Risk Management*
Zion Keinan	*I.D. Number*	*053508594*	*Other:* *Deputy CEO, Member of the Board of Management and Head of Retail Banking*
Barry Ben-Zeev	*I.D. Number*	*51205508*	*Other:* *Member of the Board of Management, Senior Deputy Managing Director, Head of Client Asset Management*
Doron Klausner	*I.D. Number*	*051277556*	*Member of the Board of Management, Senior Deputy Managing Director, Head of the Centre for Strategic Management*
Alberto Garfunkel	*I.D. Number*	*012592424*	*Member of the Board of Management, Senior Deputy Managing Director, Head of International Activity*
Mario Shushan	*I.D. Number*	*13802939*	*Member of the Board of Management, Senior Deputy Managing Director, Global Treasurer*
Orit Lerer	*I.D. Number*	*53561114*	*Other:* *Senior Deputy Managing Director and Chief Internal Auditor of the Bank*
Zvi Fuhrman	*I.D. Number*	*068791300*	*Other:* *Deputy Managing Director Head of Bank Hapoalim Activities in the U.S.A*
Yoram Weissbrem	*I.D. Number*	*007041809*	*Other:* *Secretary of the Bank*

junio de 2006 **Bank Hapoalim** | Condensed Financial Statement as at June 30, 2006 Bank Hapoali
s Resumidos em 30 de Junho de 2006 Banque Hapoalim Résumé de l'état financier au 30 juin 20(
בנ Банк "Апоалим" выписка из финансовых отчетов на 30 июня 2006 Bank Hapoalim Estados

bank hapoalim

בנק הפועלים תמצית דוחות כספיים חצי שנתיים ליום Bank Hapoalim Estados Financieros Condensados ליום

06 حزيران 30 بنك هبوعليم ملخص التقارير المالية النصف سنوية ليوم Bank Hapoalim Relatórios Fir

n Condensed Financial Statement as at June 30, 2006 תמצית דוחות כספיים חצי שנתיים ליום 30 ביוני

Q2|06

ınio de 2006 **Bank Hapoalim** | Condensed Financial Statement as at June 30, 2006 Bank Hapoalin

Resumidos em 30 de Junho de 2006 Banque Hapoalim Résumé de l'état financier au 30 juin 200

Банк "Апоалим" выписка из финансовых отчетов на 30 июня 2006 Bank Hapoalim Estados

ליום חצי שנתיים כספיים דוחות תמצית הפועלים בנק Bank Hapoalim Estados Financieros Condensados .

006 حزيران 30 ليوم سنوية النصف المالية التقارير ملخص هبوعليم بنك Bank Hapoalim Relatórios Fin

ח Condensed Financial Statement as at June 30, 2006 ביוני 30 ליום חצי שנתיים כספיים דוחות תמצית ים

Contents

בנק הפועלים תמצית דוחות כספיים חצי שנתיים ליום Bank Hapoalim Estados Financieros Condensados a

بنك هبوعليم ملخص التقارير المالية النصف سنوية ليوم 30 حزيران 2006 Bank Hapoalim Relatórios Fin

m Condensed Financial Statement as at June 30, 2006 תמצית דוחות כספיים חצי שנתיים ליום 30 ביוני

At the meeting of the Board of Directors held on August 16, 2006, it was resolved to approve and publish the consolidated unaudited financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period of January-June 2006.

The following are details of the principal changes and developments that occurred during the reported period:

Economic Activity

Indicators of economic activity in the second quarter of the year continue to show rapid growth. The composite state of the economy index rose by 3.9% in the first half of the year, and its level in June was 7.0% higher than in the same month last year. Overall, first half growth data indicates that growth continued to be led by an increase in exports and in private consumption. Commodity exports increased by 9.4% in the second quarter, in dollar terms, compared to the first quarter, while the number of incoming tourists increased by 13.7%. Revenues of commerce and service sectors, which serve as an indicator of private consumption, increased by 10.1% in the first five months of the year. The GDP growth environment in the first half of the year can clearly be estimated at more than 5%, in annual terms.

At this stage, fighting continues in northern Israel, and it is not yet clear what will be the implications of the fighting. The fighting in the north has a material influence on economic activity in the northern region, and on tourism throughout Israel. Despite the damage to activity, economic growth this year can be estimated at 4%. Despite these developments, declines in the equity market have been moderate so far, and the shekel exchange rate has maintained impressive stability, as a result of the economy's strong fundamentals: momentum in corporate profitability, dynamic growth, a strong budgetary position, a surplus in the current account of the balance of payments, and low inflation.

The security situation in northern Israel is expected to have a negative impact on economic activity in the third quarter of the year, as a result of the damage to tourism, investments, and private consumption, as well as a decline in industrial and agricultural output, on the production side. There are also signs that the growth of the US economy is slowing somewhat; in the Bank's opinion, these trends are expected to somewhat decelerate the growth of exports and the growth rate of the Israeli economy in the second half of the year.

According to various initial estimates and evaluations, the effect of the fighting in northern Israel will come to a loss of approximately one percent of GDP this year.

Over the last year, unemployment decreased at a very slow rate. The high growth rate of the business sector mainly resulted from an increase in labor productivity. Trend data for April and May indicated a slight increase in unemployment, to 8.9%, versus 8.7% in the first quarter.

---

* The financial statements were prepared in reported amounts. The (known) Consumer Price Index increased by 1.3% in the first six months of 2006. During this period, the shekel appreciated 3.5% against the US dollar, and depreciated 3.6% against the euro and 2.9% against the Swiss franc.

Developments in the Global Economy

Global economic growth in the last few years has been extremely rapid, from a historical perspective. Growth in the last three years (2003-2005) totaled 4.7% on average. Although at this point in time, the conjunction of several factors is causing a slowdown of growth - particularly the reduced level of liquidity due to the increase in interest rates globally and the high oil prices - according to most estimates, their impact will be relatively minor, and will mostly be felt in the US. The slowdown in growth in the US will most likely be compensated for by accelerated growth in the euro bloc, in Japan, and in the emerging economies. Commodity prices increased rapidly in the last few years, supported by rapid global growth. The world's central banks continued the trend of raising monetary interest rates, due to heightened concerns over inflation. The interest rate in the US rose to 5.25% in July; in the euro bloc the interest rate rose to 2.75%; and in Japan, the interest rate was raised by 0.25%, after about six years of a near-zero rate. Alongside the optimistic forecasts for the global economy, there are several risk factors, primarily the high oil prices and fluctuations of these prices, interest rate levels and their effect on private consumption and real estate prices, and global imbalances - especially the deficit in the current account of the balance of payments in the US, versus the surpluses in Asian countries.

Inflation and Exchange Rates

The Consumer Price Index increased by 1.0% in the second quarter of 2006, and by 1.6% in the first half of the year. The increase in the CPI was somewhat influenced by the rapid economic growth and by high energy prices, while the 3.5% strengthening of the shekel against the dollar in the first half of the year moderated the price increases. The high stability of the shekel exchange rate is a key factor in maintaining the price stability target. The background for the high stability of the exchange rate is the surplus in the current account of the balance of payments, and the great confidence of foreign investors in the Israeli economy: incoming financial investments by foreign investors totaled $7.6 billion in the first half of the year. Financial investments by Israelis abroad totaled $4.7 billion in the first half of the year, although outgoing capital decreased in the second quarter, with capital returning to Israel in July, probably due to the relatively sharp price declines in foreign capital markets during this period.

Fiscal and Monetary Policy

The first half of 2006 was marked by a large budget surplus. Since the beginning of the year, the budget surplus totaled NIS 4.7 billion, versus a deficit of NIS 1.3 billion in the same period last year, while tax revenues continued to grow at a high nominal rate of 12%. The fighting that began in July in northern Israel is expected to increase government expenditures, due to compensation payments and military expenses; also, the security situation is expected to cause a decrease in growth, which will reduce tax revenues. As a result, a deficit in the government budget is expected in 2006, but not beyond the planned level. The deficit target for 2007 was set at 2% of the GDP. Assuming the fighting does not have a material impact on growth in 2007, the Bank estimates the deficit target will be attained. The ratio of government debt to the product, which stood at 100% of the GDP at the end of 2005, is expected to decrease to just 90% this year, as a result of the low budget deficit, high growth, and a one-time upward revision of product data.

The Bank of Israel interest rate increased since the beginning of the year, from 4.5% to 5.5% in July.

During this period, the Fed interest rate rose from 4.25% to 5.25%. The interest spread decreased from 50 basis points last June to 25 basis points this July. Inflationary expectations derived from the capital market (1.8% by June 30, 2007) are low, and the shekel continues to demonstrate strength against the dollar; however, Israel's risk premium is rising, and the security situation is likely to speed the rate of the increase in the interest rate. According to the Bank of Israel, the "product gap" is contracting, which could cause inflationary pressures in the future. Such pressures, should they develop, will prevent a reduction of the interest rate.

Money and Capital Markets

Developments in the capital market in the second quarter were influenced by negative global trends, and by the events in Gaza, which escalated with the abduction of an IDF soldier. The TA-100 index posted a negative return of 5.12% for the second quarter, and a total negative return of 3.6% for the first half of the year. The S&P index posted a negative return of 1.9% and a positive return of 1.8%, respectively. Prices dropped sharply on global capital markets in the second quarter, particularly in the emerging markets, mainly due to the ongoing trend of rising interest rates in the US. Price declines in Tel Aviv were more moderate in comparison to the emerging markets.

During the month of July, notably at the beginning of the fighting in northern Israel, the shekel exchange rate depreciated somewhat and equity and bond prices dropped, but these trends reversed towards the end of the month, so that the fluctuations were only temporary, so far.

Due to the fighting in northern Israel, the Tel Aviv 100 index dropped 3.3% in the first nine days of warfare. The equity market, which reacted with sharp declines in the first days of fighting, corrected itself somewhat later in the month.

The bonds market demonstrated high stability during the second quarter. The CPI-linked government bonds index rose by 1.8%, while the unlinked bonds index rose by 1.5% from the beginning of the year. Long-term CPI-linked bond yields increased slightly, with 8-year bonds trading at a yield to maturity of 3.9% in June. Yields to maturity of unlinked (Shahar) bonds also remained roughly stable, with 8-year bonds trading at a yield of 6.5% in June. The yield spread against US bonds was 1.4% at the end of June, but is expected to grow due to the increase in Israel's risk level.

Forward-Looking Information

The information contained in this report, with regard to the description of the Bank's business, its financial status, and the results of its operations, may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe", "expect", "plan", "should", "estimate", "forecast", and similar expressions indicate forward-looking information. This information reflects the Bank's current viewpoint with regard to future events, based on estimates, and is therefore subject to risks and uncertainty.

Profit and Profitability

The net profit of the Bank Group totaled NIS 1,842 million in the first six months of 2006, compared with NIS 1,522 million in the same period last year, an increase of 21.0%. Net return on equity amounted to 23.9%, in annual terms, in the first six months of 2006, compared with 21.1% in the same period last year and 19.0% in the whole of 2005.

Operating profit after taxes totaled NIS 1,283 million, compared with NIS 970 million in the same period last year, an increase of 32.3%. Return on equity from regular activity after taxes in the first six months of 2006 reached 16.4%, in annual terms, compared with 13.2% in the same period last year and 15.2% in the whole of 2005.

Set out below are the changes in net profit:

	January-June			
	2006	2005	Change	%
Net profit	**1,842**	1,522	320	21.0
Net operating profit	**1,283**	970	313	32.3
Net profit from extraordinary transactions, after taxes	**559**	552	7	1.3

The increase in the Group's net profit, compared with the same period last year, resulted mainly from the following factors:

1. An NIS 302 million increase in profit from financing activities before provision for doubtful debts.

2. An NIS 256 million decrease in the provision for doubtful debts.

3. An NIS 407 million increase in operating and other income.

However, the following factors had the effect of reducing net profit:

1. An NIS 330 million increase in operating and other expenses.

2. An NIS 333 million increase in tax expenses on operating profit.

The financial statements for previous periods have been adjusted, by restatement, in order to retroactively reflect an amendment of the accounting treatment resulting from the adoption of the Israeli Accounting Standard Board's Accounting Standard No. 24, "Share-Based Payment". For further details, see Note 2 to the Financial Statements.

Developments in Income and Expenses

Profit from financing activities before provision for doubtful debts totaled NIS 3,935 million, compared with NIS 3,633 million in the same period last year, an increase of 8.3%. The following are the main factors for the increase in profit from financing activities:

- An increase of NIS 189 million as a result of the increase in the volume of financing activities in the Bank Group - in both balance sheet activity and derivative financial instruments activity.
- An increase of NIS 82 million in financing income on the financial capital invested in various linkage-based segments. The increase results mainly from the growth of the financial capital which yielded NIS 32 million in financing income, and from an increase of NIS 50 million stemming mainly from the financial capital which was invested in the CPI-linked segment, as a result of the 1.3% increase in the known-CPI in the first half of 2006, compared with the increase of 0.5% in the same period last year.
- An increase of NIS 45 million in income from interest not previously recorded on problematic debts.

The increase in profit was offset by a decrease of NIS 21 million due to financing costs related to non-interest bearing credit and from a decrease of NIS 19 million in profits from bonds.

The overall interest spread stood at 1.33% in the first six months of 2006, compared to 1.61% in the same period last year.

The decrease in the overall interest spread mainly resulted from the decrease in the spread in the foreign currency segment which stood at 0.62% in the first half of 2006 compared with 1.14% in the same period last year.

The decrease in the overall interest spread, particularly in the foreign currency segment, mainly resulted from the increase in the volume of off-balance sheet activity in derivative financial instruments, and its increasing weight in the overall financial activity, which involves lower spreads compared to balance sheet activity and from the contradiction that the results of foreign currency options activity are not manifested in the financial spreads.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	For the six months ended June 30					
	2006			2005		
	Volume of activity	Contribution to profit, including effect of derivatives		Volume of activity	Contribution to profit, including effect of derivatives	
	%	NIS millions	%	%	NIS millions	%
Israeli currency:						
Unlinked	**25.8**	**1,778**	**45.2**	29.0	1,508	41.5
CPI-linked	**13.6**	**603**	**15.3**	16.6	551	15.1
Foreign currency (including f.c. linked)	**60.6**	**826**	**21.0**	54.4	1,108	30.5
Other derivative financial instruments, net (non-ALM)	**-**	**150**	**3.8**	-	(17)	(0.4)
Other Financing income, net	**-**	**578**	**14.7**	-	483	13.3
Total	**100.0**	**3,935**	**100.0**	100.0	3,633	100.0

Set out below is the development of financing profit by principal segments of activity:

	For the six months ended June 30			For the three months ended June 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**967**	809	19.5	**502**	416	20.7
Private Banking Segment	**683**	650	5.2	**352**	287	22.3
Small Business Segment	**474**	435	9.0	**228**	222	2.7
Commercial Segment	**246**	215	14.4	**124**	113	9.7
Corporate Segment	**1,071**	1,020	5.6	**511**	524	(2.5)
Financial Management Segment	**494**	504	(2.0)	**333**	276	20.7
Total	**3,935**	3,633	(8.3)	**2,049**	1,838	11.5

The improvement stems mostly from the Households Segment, whose volume of activity increased in comparison to the same period last year: consumer credit, deposits and housing loans grew by about 26%, 31% and 7%, respectively.

The provision for doubtful debts was made on a conservative basis and with due regard for assessments of the risks inherent in the credit portfolio. The provision for doubtful debts totaled NIS 538 million in the first six months of 2006, compared with NIS 794 million in the same period last year, a decrease of 32.2%.

The specific provision for doubtful debts totaled NIS 492 million in the first six months of 2006, compared with NIS 784 million in the same period last year, a decrease of 37.2%.

The decrease in provisions in the first six months of 2006 as compared to the same period last year mainly occurred in the Corporate Segment in the industry, construction, and real estate sectors, as a result of an improvement in the repayment capability of borrowers. On the other hand, there was an increase in provisions in the financial services sector.

The decrease in the specific provision for doubtful debts in the second quarter of 2006 originated primarily from the Corporate Segment.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the six months ended June 30			For the three months ended June 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**61**	44	38.6	**18**	6	200.0
Private Banking Segment	**12**	10	20.0	**3**	3	-
Small Business Segment	**110**	108	1.9	**84**	70	20.0
Commercial Segment	**85**	106	(19.8)	**44**	52	(15.4)
Corporate Segment	**260**	522	(50.2)	**147**	198	(25.8)
Others and Adjustments	**10**	4	-	**-**	4	-
Total	**538**	794	(32.2)	**296**	333	(11.1)

Set out below is the development of the provision for doubtful debts by quarter:

	2006		2005			
	Q2	Q1	Q4	Q3	Q2	Q1
	NIS millions					
Specific provision	**244**	248	328	203	276	508
Supplementary provision	**52**	(6)	(76)	19	57	(47)
Total	**296**	242	252	222	333	461
Ratio of specific provision to total credit to the public:						
Balance sheet*	**0.52%**	0.53%	0.71%	0.45%	0.61%	1.15%
Balance sheet and off-balance sheet*	**0.30%**	0.31%	0.42%	0.26%	0.37%	0.71%

* In annual terms.

The ratio of the specific provision for doubtful debts to the total (balance-sheet) balance of credit to the public at the Bank Group's risk reached 0.52%, in annual terms, in the first six months of 2006, compared with 0.87% in the same period last year and 0.71% in the whole of 2005.The ratio to the overall balance of (balance-sheet and off-balance sheet) credit risk to the public reached 0.30% in the first six months of 2006, compared with 0.52% in the same period last year and 0.42% in the whole of 2005.

The supplementary provision for doubtful debts, which is based on unidentified risk inherent in customer indebtedness portfolios, increased by a total of NIS 46 million in the first half of 2006, compared with an increase of NIS 10 million in the same period last year. During the first half of 2005, the Supervisor of Banks approved the cancellation of a provision in the amount of NIS 29 million carried out in the past in respect of credit granted to finance shares tradable on the stock exchange for which a receiver had been appointed.The balance of the supplementary provision for doubtful debts totaled NIS 508 million on June 30, 2006.

The balance of the general provision totaled NIS 710 million on June 30, 2006.The cumulative balance of the general provision and the supplementary provision for doubtful debts are not recognized as an expense for tax purposes, so that given the rates of tax on income, the balance of the general and supplementary provision was equivalent to a specific provision of approximately NIS 2.2 billion, and accounted for 0.68% of total credit to the public (balance-sheet and off-balance sheet).

Profit from financing activities after provision for doubtful debts totaled NIS 3,397 million, compared with NIS 2,839 million in the same period last year, an increase of 19.7%.

Operating and other income totaled NIS 2,587 million, compared with NIS 2,180 million in the same period last year, an increase of 18.7%.

Income from capital market activity increased by 14.5% and totaled NIS 870 million, compared with NIS 760 million in the same period last year. Most of the increase resulted from income from fees in securities, which totaled NIS 465 million, an increase of 38.0% compared with the same period last year, as a result of a substantial increase in the volume of activity. Income from provident fund management fees totaled NIS 205 million, an increase of 9% compared with the same period last year. Income from mutual funds totaled NIS 200 million, compared to NIS 235 million, a decrease of 14.9%. The decrease mailnly resulted from the influence of the sale of the PKN mutual funds at the end of the first quarter of 2006. As of the second quarter of 2006, the Bank charges a distribution fee for mutual funds distributed by the Bank, which totaled NIS 29 million for this quarter.

A net profit of NIS 163 million was recorded from investments in shares, compared with a net profit of NIS 30 million in the same period last year. Most of the increase in profit in the first half of 2006 originated from dividend income from securities held in receivership as credit collateral, which based on the directive of the Supervisor of Banks, are included in the Bank's securities portfolio and also from profits from redemption of Mastecard shares.

Operating and other income not derived from capital market activity and investment in shares amounted to NIS 1,554 million in the first six months of 2006, compared with NIS 1,390 million in the same period last year, an increase of 11.8%. Most of the increase derived from the contribution of credit card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity), which totaled NIS 552 million, compared with NIS 479 million in the same period last year, an increase of 15.2%, and an increase in income from handling credit and contracts, which totaled NIS 200 million, compared with NIS 156 million in the same period last year, an increase of 28.2%, which derived mainly as a result of the establishment of approved credit facilities in accordance with Proper Conduct of Banking Business Directive No. 325.

Operating and other expenses totaled NIS 3,730 million, compared with NIS 3,400 million in the same period last year, an increase of 9.7%.

Salary expenses totaled NIS 2,166 million, compared with NIS 1,987 million in the same period last year, an increase of 9.0%, mostly due to an increase in the provision for employee bonuses as a result of the increase in profitability, the effect of the increase in the Bank's share price on the provisions for share-based compensation plans and as a result of employee promotions.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 627 million, compared with NIS 578 million in the same period last year, an increase of 8.5%, mainly due to depreciation on computer software.

Other expenses totaled NIS 937 million, compared with NIS 835 million in the same period last year, an increase of 12.2%, mainly due to an increase in expenses on computers, and expenses for marketing, advertising and contributions to the community. A decrease in expenses related to claims offset the increase.

The coverage rate of operating and other expenses by operating and other income reached 69.4%, compared with 64.1% in the same period last year, and 65.3% in the whole of 2005 (Neutralizing expenses related to bonuses for profits from extraordinary activity, the ratio of expenses to income reached 71.0%, compared with 65.7% in the same period last year and 66.9% for the whole of 2005).

The ratio of expenses to income, calculated according to the ratio of operating and other expenses to profit from financing activities before provision for doubtful debts and to operating and other income, reached 57.2%, compared with 58.5% in the same period last year, and 57.6% in the whole of 2005. (Neutralizing expenses related to bonuses for profits from extraordinary activity, the ratio reached 55.9%, compared with 57.1% in the same period last year and 56.3% for the whole of 2005).

Operating profit before taxes totaled NIS 2,254 million, compared with NIS 1,619 million in the same period last year, an increase of 39.2%.

The return of operating profit before taxes on equity[1] reached 29.9%, in annual terms, compared with 22.0% in the same period last year.

The provision for taxes on operating profit totaled NIS 987 million, compared with NIS 654 million in the same period last year. The effective tax rate as a percentage of operating profit before taxes reached 43.8%, compared to the statutory tax rate of 40.7%. The supplementary provision for doubtful debts which is not recognized as an expense for tax purposes and adjustment of taxes for previous years increased the tax payment versus the positive influence of the low inflation and low statutory tax rate in consolidated companies , offset this influence .

Operating profit after taxes totaled NIS 1,267 million, compared with NIS 965 million in the same period last year, an increase of 31.2%.

The return of operating profit after taxes on equity[1] reached 16.4%, in annual terms, compared with 13.2% in the same period last year.

The Bank's share in the net operating profits of equity-basis investees after taxes totaled NIS 50 million, compared with NIS 52 million in the same period last year, a decrease of 3.8%.

Minority interests' share in net operating profits after taxes of consolidated companies totaled NIS 34 million, compared with NIS 47 million in the same period last year, a decrease of 27.7%.

---

(1) Shareholders' equity, adding minority interests' rights, and deducting investments in equity-basis investees.

Net operating profit totaled NIS 1,283 million, compared with NIS 970 million in the same period last year, an increase of 32.3%.

Net profit from extraordinary transactions after taxes amounted to NIS 559 million, due mainly to the sale of the management rights of PKN mutual funds and to the sale of shares of Industrial Buildings. In the same period in 2005, profit totaled NIS 552 million, as a result of the sale of most of the Bank's holdings in Signature Bank.

Net profit of the Bank Group for the first six months of the year totaled NIS 1,842 million, compared with NIS 1,522 million in the same period last year, an increase of 21.0%.

Net return on equity reached 23.9%, in annual terms, compared with 21.1% in the same period last year and 19.0% in the whole of 2005.

Net profit per share amounted to NIS 1.46, compared with NIS 1.21 in the same period last year.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad, through the Bank, subsidiaries, branches, and representative offices, in all areas of banking, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via seven main segments of activity. The division into segments of activity is based on the types of products and services, or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The Bank's segments of activity are the following:

Households Segment - provides a range of banking services and financial products to households.

Private Banking Segment - provides a range of advanced banking services through various channels and financial products to private customers of medium to high net worth in Israel and abroad, including investment consulting services. (Clients with an investment portfolio valued between NIS150-250,000 and /or clients with a high income potential of NIS 7-9,000 per month, while taking into account, among others, the clients' potential profile).

Small Business Segment - provides a range of banking services and financial products to small businesses using credit lines of up to $750,000.

Commercial Segment - provides a range of banking services and financial products to middle market business customers that utilize credit of up to $10 million.

Corporate Segment - provides a range of banking services and financial products to large and international companies in Israel and abroad, with the granting of credit constituting the principal area of activity. The segment's customers also include customers from the areas of settlement and local government.

Financial Management Segment - responsible for the management of the Bank's proprietary portfolio, management of overall market and liquidity risks, and support for the development and pricing of financial products in order to market them to customers of the various segments. The activity of the Bank's dealing rooms is also included in this segment. Sources of financing and secondary capital for the Bank raised through issues are included in the segment's activity. The segment also includes the results of investments in shares and of investments in equity-basis investees.

Others and Adjustments - includes all other activities of the Bank Group, each of which does not form a reportable segment, and adjustments of intersegmental activity derived from proceeds in respect of transactions, services, and product development. The results of operations of the Bank, categorized and presented according to the main segments of activity, are detailed in Appendix D to the condensed financial statements as at June 30, 2006.

Data on the segments' results were compiled in accordance with the Supervisor of Banks' directives concerning "principal segments of activity," and include the information as it is presented to the Board of Management of the Bank.

The accounting principles applied in the presentation of the results of operations of the segments of activity of the Bank Group are those described in Note 2 to the Financial Statements as at December 31, 2005. The following are the main principles applied in dividing the operating results between the different segments:

Profit from financing activity - includes the spread between the interest rate received from or paid to a customer of the segment and the marginal cost of Bank resources, as well as the theoretical unlinked interest rate on weighted capital calculated for the purpose of the return on equity allocated to the segment. The allocated shareholders' equity is calculated based on the risk assets associated with each segment.

Provision for doubtful debts - the provision for doubtful debts are attributed to the segment to which the borrower against whose debt the provision is recorded belongs.

Operating and other income - attributed to the segment to which the customer belongs.

Operating and other expenses - the majority of expenses are identified with and attributed specifically to the segments. The remaining expenses that are not attributed as said are attributed, in accordance with predefined rules, to each of the segments of activity. The rules for attribution are based on the volumes of activity relevant to the types of costs in each segment, and on standard prices determined for each type of activity conducted with each segment's customers.

Debiting for intersegmental services - the segment that is responsible for a customer who receives services from another segment is debited by means of a fee calculation for services supplied by other segments to its customers. The costs of the segment providing the service are reduced accordingly, and the costs are concurrently charged to the segment to which the customer belongs. In addition, the operating income of the segment is debited for product development costs.

Taxes on income - the provision for tax on the results of operations of each segment was calculated according to the statutory rate of tax, taking into account the fact that the supplementary provision for doubtful debts is not included in the tax base.

Net profit from extraordinary transactions after taxes - profit from realization of assets and rights and from decrease in the rate of holdings in consolidated companies is attributed to each segment according to the rate of the sold activity's contribution in the past to the segment's results.

Return on equity - indicates the ratio of the net profit of each segment to the shareholders' equity allocated to the segment. Shareholders' equity allocated to the segment includes the sum of two components:

Shareholders' equity required in respect of risk components - the balance of risk components in each segment, multiplied by the ratio of weighted capital, as calculated for the purpose of calculating return on equity, to the total balance of risk components.

Shareholders' equity required in respect of operational risk - determined according to a model used at the Bank to allocate capital to operational risks. The allocation of capital in respect of operating risks in the accounting period is based on data of the aforementioned model, calculated based on data from the end of the preceding quarter.

Set out below are the results of operations of the Bank Group, by segments:

A. Profit from Regular Activity

	For the six months ended June 30			For the three months ended June 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**193**	147	31.3	**123**	87	41.4
Private Banking Segment	**285**	232	22.8	**135**	108	25.0
Small Business Segment	**65**	49	32.7	**8**	18	(55.6)
Commercial Segment	**47**	27	74.1	**20**	18	11.1
Corporate Segment	**407**	215	89.3	**175**	142	23.2
Financial Management Segment	**281**	267	5.2	**189**	152	24.3
Others and Adjustments	**5**	33	(84.8)	**14**	61	(77.0)
Total	**1,283**	970	32.3	**664**	586	13.3

B. Net profit

	For the six months ended June 30			For the three months ended June 30		
	2006	2005	Change	**2006**	2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**253**	147	72.1	**123**	87	41.4
Private Banking Segment	**698**	783	(10.9)	**135**	121	11.6
Small Business Segment	**95**	49	93.9	**8**	18	(55.6)
Commercial Segment	**53**	27	96.3	**20**	18	11.1
Corporate Segment	**408**	215	89.8	**175**	142	23.2
Financial Management Segment	**330**	266	24.1	**190**	151	25.8
Others and Adjustments	**5**	35	(85.7)	**14**	61	(77.0)
Total	**1,842**	1,522	21.0	**665**	598	11.2

* includes the results of the sale of subsidiaries and other assets that are included in the Net Profit from extraordinary transactions, after taxes

C. Balance sheet balances

	Deposits from the public			Credit to the public		
	June 30 2006	Dec. 31 2005	Change	**June 30 2006**	Dec. 31 2005	Change
	NIS millions		%	NIS millions		%
Households Segment	**38,087**	37,474	1.6	**39,016**	37,258	4.7
Private Banking Segment	**111,126**	107,428	3.4	**17,383**	17,521	(0.8)
Small Business Segment	**14,297**	13,841	3.3	**17,271**	16,480	4.8
Commercial Segment	**5,722**	6,751	(15.2)	**16,564**	15,734	5.3
Corporate Segment	**28,893**	28,868	0.1	**96,725**	97,416	(0.7)
Financial Management Segment	**28,582**	19,530	46.3	**95**	724	(86.9)
Total	**226,707**	213,892	6.0	**187,054**	185,133	1.0

Following are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

The net profit from regular activity in the Households Segment totaled NIS 193 million in the first half of 2006. Furthermore, the segment's net income included extraordinary profit related to its portion in the sale of PKN mutual funds management rights which totaled NIS 60 million during the period of January-June 2006.

Net profit of the Households Segment totaled NIS 253 million, compared to NIS 147 million in the same period last year, an increase of 72.1%.

The segment's income totaled NIS 1,742 million in the first half of 2006, compared with NIS 1,530 million in the first half of 2005, an increase of 13.9%. The increase stems from financing income resulting from growth in the volume of consumer credit, deposits and housing loans, all compared to average balances in the same period last year. In addition, income from credit cards also contributed to the increase.

The provision for doubtful debts totaled NIS 61 million in the first half of 2006, compared with NIS 44 million in the first half of 2005. This increase is a result of collection in the second quarter of 2005.

The segment's expenses increased by 8.4% and amounted to NIS 1,292 million, compared with NIS 1,192 million in the same period last year. Most of the increase occurred in payroll expenses, due to the larger provision for the bonus to employees as a result of the increase in profitability, and to the effect of the increase in the Bank's share price on the provisions for share-based compensation plans and as a result of employee promotions.

Credit totaled NIS 39.0 billion on June 30, 2006, compared with NIS 37.3 billion at the end of 2005. The increase in credit balances resulted from an increase in customers' credit needs.

Deposits from the public totaled NIS 38.1 billion on June 30, 2006, compared with NIS 37.5 billion at the end of 2005.

The following is data regarding new loans granted and refinancing of loans, in all segments of activity, for purchase and mortgage of residential apartments:

	June 30 2006	December 31 2005
	NIS millions	
From Government Funds:		
Loans	**214**	202
Grants	**4**	4
Total from Government Funds	**218**	206
Loans From Bank Funds	**2,305**	1,918
Total New Loans	**2,523**	2,124
Refinanced-Loans	**371**	790
Total Loans Granted	**2,894**	2,914

Set out below are the condensed results of operations of the Households Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the six months ended June 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**555**	**-**	**3**	**760**	**1,318**
- Intersegmental	**313**	**-**	**-**	**(664)**	**(351)**
Operating and other income:					
- From externals	**349**	**289**	**117**	**63**	**818**
- Intersegmental	**(32)**	**-**	**(11)**	**-**	**(43)**
Total income	**1,185**	**289**	**109**	**159**	**1,742**
Provision for doubtful debts	**33**	**-**	**-**	**28**	**61**
Operating and other expenses:					
- From externals	**1,110**	**170**	**58**	**66**	**1,404**
- Intersegmental	**(112)**	**-**	**-**	**-**	**(112)**
Operating profit before taxes	**154**	**119**	**51**	**65**	**389**
Provision for taxes on operating profit	**73**	**48**	**21**	**26**	**168**
Operating profit after taxes	**81**	**71**	**30**	**39**	**221**
Minority interests' share in profits of consolidated companies	**(9)**	**(10)**	**(9)**	**-**	**(28)**
Net operating profit	**72**	**61**	**21**	**39**	**193**
Net profit from extraordinary transactions, after taxes[2]	**-**	**-**	**60**	**-**	**60**
Net profit	**72**	**61**	**81**	**39**	**253**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Includes profit mainly from segment's share in the sale of PKN mutual funds management rights.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the six months ended June 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	389	-	2	747	1,138
- Intersegmental	330	-	-	(659)	(329)
Operating and other income:					
- From externals	336	250	110	61	757
- Intersegmental	(27)	-	(9)	-	(36)
Total income	1,028	250	103	149	1,530
Provision for doubtful debts	19	-	-	25	44
Operating and other expenses:					
- From externals	1,037	142	54	67	1,300
- Intersegmental	(108)	-	-	-	(108)
Operating profit before taxes	80	108	49	57	294
Provision for taxes on operating profit	33	44	20	23	120
Operating profit after taxes	47	64	29	34	174
Minority interests' share in (profits) losses of consolidated companies	(9)	(10)	(8)	-	(27)
Net profit	38	54	21	34	147

(1) Management fees for provident funds, mutual funds and securities activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the three months ended June 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**387**	**-**	**1**	**423**	**811**
- Intersegmental	**65**	**-**	**-**	**(374)**	**(309)**
Operating and other income:					
- From externals	**186**	**148**	**54**	**31**	**419**
- Intersegmental	**(15)**	**-**	**(5)**	**-**	**(20)**
Total income	**623**	**148**	**50**	**80**	**901**
Provision for doubtful debts	**12**	**-**	**-**	**6**	**18**
Operating and other expenses:					
- From externals	**539**	**89**	**30**	**35**	**693**
- Intersegmental	**(55)**	**-**	**-**	**-**	**(55)**
Operating profit before taxes	**127**	**59**	**20**	**39**	**245**
Provision for taxes on operating profit	**62**	**23**	**8**	**15**	**108**
Operating profit after taxes	**65**	**36**	**12**	**24**	**137**
Minority interests' share in profits of consolidated companies	**(5)**	**(5)**	**(4)**	**-**	**(14)**
Net profit	**60**	**31**	**8**	**24**	**123**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

Set out below are the condensed results of operations of the Households Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the three months ended June 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	139	-	1	491	631
- Intersegmental	231	-	-	(446)	(215)
Operating and other income:					
- From externals	167	131	55	29	382
- Intersegmental	(13)	-	(5)	-	(18)
Total income	524	131	51	74	780
Provision for doubtful debts	(8)	-	-	14	6
Operating and other expenses:					
- From externals	528	72	27	34	661
- Intersegmental	(53)	-	-	-	(53)
Operating profit before taxes	57	59	24	26	166
Provision for taxes on operating profit	23	23	9	9	64
Operating profit after taxes	(34)	36	15	17	102
Minority interests' share in (profits) losses of consolidated companies	(5)	(6)	(4)	-	(15)
Net profit	29	30	11	17	87

(1) Management fees for provident funds, mutual funds and securities activity.

New products and services

- "Mortgage on Hold" - An unlinked loan with a reduced prime interest rate for a period of up to ten years, with the principal repaid only at the end of the loan period.

  Principal payments are deferred and settled with a single payment at the end of the loan period, while interest payments are paid in consecutive monthly installments throughout the loan period.

  The "Mortgage on Hold" is targeted to customers who acquire a new property before selling their existing property, or for customers who have funds slated to finance the new acquisition that have not yet been released, or for customers interested in settling the loan through low monthly repayments of the interest component only during the loan period, while the final payment comprises the principal component. This loan is also aimed at customers interested in maximum flexibility in loan settlement, without an economic loss fee for early settlement.

- "Poalim RSS" - a new service launched on the Bank's website.

  The service allows users to receive updates on news and changes in the website according to their selections, without the need to access the website and look for the information. The information is delivered directly to their personal computer's desktop. For example, a user interested in new structured products can receive direct notification each time a new product is posted on the structured products page, rather than needing to go to the website and check for new structured products. The message delivered presents the headline and an abstract of the updated page, with a link to the page itself.

  The advantage for users lies in the ability to stay up-to-date on the subjects important to them, at their desired intervals, even when they are too busy to actively browse the website, saving valuable time. The service is provided free of charge.

- "Mail-Net" - a new service, launched by the Bank, free of charge, that allows "Poalim Online" customers to receive mail from the Bank regarding their accounts directly to their personal mailbox on the website, instead of through the postal service. Mail is saved in customers' online mailboxes for six months. For customers' convenience, messages can be saved to their personal computers, easily sorted, and printed as necessary and as relevant.

  The "Mail-Net" service provides a solution for customers who wish to reduce or eliminate mail items received at their address, and manage messages form the Bank efficiently, conveniently, and with full control, while saving unnecessary paper.

- Guarantee for online activity - for the first time in Israel, the Bank provides its customers with a guarantee covering activity within "Poalim Online", as do leading banks in the world in the area of internet banking.

  Under the guarantee, the Bank will reimburse customers if any direct financial damage is caused by the withdrawal of funds from their accounts by other parties, with malicious intent, through "Poalim Online". All customers that join the "Poalim Online" service will benefit from this guarantee.

  Bank Hapoalim is the first bank to provide its customers with this type of guarantee for their online activity. Until now, no Israeli bank has provided a guarantee to its customers for such activity.

- In accordance with a directive of the Supervisor of Banks, the 'business day' hours were extended as of February 21, 2006, to 18:30 on weekdays and to 14:00 on Fridays and on the eve of holidays.

  As part of the preparation for the transition to a longer business day, the Bank carried out significant technological changes in the various service channels, to allow a continuous, simple transition from each business day to the next.

  The transition to a longer business day was implemented at all branches of the Bank, and as a result of the transition, the Bank's customers currently enjoy a better fit between the calendar day and the business day, enabling customers to conduct activity in their accounts during the afternoon hours without missing a business day, as was the case in the past.

  The opening hours of Bank branches remained unchanged, so that on 'split' work days (Monday and Thursday), when the branches are open in the afternoon, customers who come to the branches and carry out banking transactions in their accounts up to 18:30 receive same-day values.

  The transition to a longer business day represents a significant change for capital market customers as well, in that the longer hours enable customers to carry out buy and sell transactions in securities throughout the trading day on the TASE, while their accounts are credited or debited with same-day values.

- The service revolution at branches, based on a customer-focused strategy - the Bank is currently carrying out a revolution in service at its branches, based on a customer-focused service strategy that provides the first service experience of its kind in the banking system. This process includes the use of new technologies to improve service for all customers and to upgrade all departments of the branches.

  The Bank's branches are being redesigned using a futuristic theme, including plasma screens already set up at almost all branches. A "personal service" system will be situated at the entrance to each branch - a new interactive service station for service management. Each customer arriving at the branch enters his/her requested service, and is directed to the location where he/she can receive an efficient, rapid, professional, convenient response. Such stations are already operative as part of a pilot carried out over the last few months; in light of the pilot's success, the deployment of the stations will be gradually expanded.

  The service revolution starts in the general banking area. After receiving directions at the entrance to the branch, customers will be directed to a seated waiting area in the cashier section. Another innovation in general banking services is the operation of a quick service station, designed to enable customers to end their visit to the branch after receiving a rapid response for the following services: receiving bank cards and checkbooks. This station will also be used for proactive and responsive sales.

  Another service area at the branches specializes in personal banking services. Once the customer's needs have been identified, he/she will be directed to the personal banking unit. The service provided by the banker will be focused on providing solutions to his/her needs. The service experience in this unit will be enhanced by shorter waiting times, comfort, and exposure to marketing and other information via plasma screens.

- With regard to the deployment of pension product sales, see the section on "Capital Market Activity" below.

Restrictions and supervision of the Segment's activity

The Supervisor of Banks issued Proper Conduct of Banking Business Directive No. 325 (hereafter: the "Directive"), which concerns the prohibition of deviations in excess of the approved credit limit in current accounts, and requires that current account credit limits be fixed in an agreement with the customer. According to the Directive, all customers to whom the Bank is willing to allow negative current account balances must sign a preliminary agreement with regard to the credit limit in their account.

On August 17, 2005, the Supervisor eased the requirements of all the banks with regard to the implementation of the Directive. Under the eased requirements, the Bank will be permitted to unilaterally grant credit limits to customers who have not yet signed a preliminary credit limit agreement also, until January 1, 2007. In addition, as of January 1, 2007, it will be possible, under certain circumstances, for the Bank to unilaterally enlarge credit limits, only for customers who have signed a preliminary credit limit agreement. As of this date, the Directive will also apply to current accounts operated in foreign currency. However, starting July 1, 2006, Bank customers are prohibited from exceeding the credit limits established for their current accounts, whether the limit was established by agreement or assigned unilaterally by the Bank.

The Bank agreed to the Bank of Israel's request, received further to its notification on June 21, 2006, to allow customers an additional adjustment period in order to allow a gradual transition to implementation of the Directive.

As part of this response, in order to ensure that no damage is sustained by Bank customers as a result of the implementation of the prohibition on exceptions, the Bank notified the Supervisor of Banks of the cancellation of application of any "automatic process" to reject exceptional debits and/or block exceptional transactions. Accordingly, the Bank will address each case of an exception from a credit limit on a case-by-case basis, using banking judgment customarily applied at the Bank until now.

The Bank is preparing to implement the Directive, as amended in the Supervisor's aforementioned letter, on several levels: On January 1, 2006, the Bank unilaterally assigned credit limits to a predefined group of customers; concurrently, the Bank is actively inviting customers to make the transition to a credit limit under a written agreement. As part of this effort, notices were sent to customers regarding the content of the Directive, along with invitations to their branches to arrange the credit limits in their accounts as required.

For additional support for the preparation for the transition to credit limit agreements, the following steps were taken:

A. The Bank implemented a system of mailing credit limit agreements for current accounts to predefined populations, to be signed at home by customers, with the signed agreement to be mailed in by the customers.

B. The Bank developed an application through which credit limit agreements for current accounts were sent to predefined customer populations for signing over the Internet; alternatively, the agreement can be printed from the Internet and the signed agreement mailed in by the customer.

Additional services and products implemented by the Bank to support its customers include:

1. Bank customers and customers of other banks were invited to participate in workshops on family budget management.
2. Pamphlets and CDs were produced containing information and software for household management.
3. Marketing messages regarding the Directive were communicated to customers through direct channels (ATMs, "Adcan" information stations, check deposit machines, Internet, and others).
4. An "Open Line" was established - a special desk of bankers within the "Poalim by Telephone" system that responds to customer queries regarding the Directive and raises customers' awareness of the Directive and its consequences.
5. The "Poalim On Time" service - a service that allows real-time control over accounts by receiving information by SMS or e-mail on various subjects, including near-full utilization of credit limits.
6. The "Magen Deposit" service - a service that provides a safety net for the Bank to honor debits and allow continued activity in the account for owners of daily interest deposits, in one-time or standing order deposit tracks.

For details about the "Poalim On Time" service and the "Magen Deposit" service, see the "Households Segment" section of the Financial Statements as at December 31, 2005.

As part of the preparation, data on deviations from credit limits in Bank customers' accounts are monitored continuously. Concurrently, the Bank is working diligently on operational preparations for implementation of the Directive, by introducing adjustments and changes to existing systems, in order to comply with the Directive upon its full inception. Preparations towards the full inception of the Directive will continue throughout 2006.

It should also be noted that because the Directive requires a fundamental change in the basic habits of many of the Bank's customers (and customers of the banking system in general) as consumers of banking services, within a short period, it may have an impact on consumers' behavior and their ability to cope with the change.

Beyond the inputs required to adapt systems, the Directive may have an effect on the Bank's income that cannot be assessed at this time.

Note that some of the information in this section refers to actions that the Bank plans to take during 2006 and later, and constitutes forward-looking information. It is possible that due to operational, human, or other difficulties, the Bank may be unable to complete the full preparations required to implement the Directive by the date that has been set.

- With regard to the Antitrust Commissioner's involvement in the area of credit cards and his declaration of Isracard as the holder of a monopoly, see the section on "Subsidiary and Affiliated Companies" below.

Material agreements

For details regarding the sale of PKN mutual funds management rights, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Private Banking Segment

The net profit from regular activity in the Private Banking Segment totaled NIS 285 million in the first half of 2006 compared with NIS 232 million in the first half of 2005, an increase of 22.8%. Furthermore, the segment's income included extraordinary profit related to its portion in the sale of PKN mutual funds management rights which totaled NIS 413 million during the period of January-June 2006.

In the same period last year the segment's extraordinary income totaled NIS 551 million, stemming from the sale of most of the Bank's holdings in Signature Bank, which was attributed to this segment's activity abroad.

Net profit of the Private Banking Segment totaled NIS 698 million, compared with NIS 783 million in the same period last year, a decrease of 10.9%, resulting from the fact that profit from the sale of Signature Bank was recorded in the same period last year, as mentioned.

The Private Banking Segment in Israel contributed a total of NIS 202 million to net operating profit, compared with NIS 178 million in the same period last year, an increase of 13.5%, resulting from an increase in all income items, inter alia, as a result of an increase in the number of customers.

The Segment's income in the first half of 2006 totaled NIS 1,442 million, compared with NIS 1,327 million in the first half of 2005, an increase of 8.7%. Most of the increase in income originated from a 22.4% increase in profit from financing activity in the field of banking and financial services, compared with the first half of 2005.

Income from capital market activity in Israel, including securities activity and investments in provident and mutual funds, totaled NIS 313 million in the first six months of 2006, and comprised 21.7% of the Segment's income, as most of its customers have activities in this area. Income from credit card activity improved by 17.0% compared with the same period last year.

The Segment's expenses totaled NIS 915 million, compared to NIS 886 million in the same period last year. The Segment's expenses in Israel increased by 7.1%, mainly due to an increase in payroll expenses, as a result of the increased bonus to Bank employees due to the increase in profitability, and of the effect of the increase in the Bank's share price on the provisions for share-based compensation plans.

Credit on June 30, 2006, totaled NIS 17.4 billion, similar to the same period last year.

Deposits from the public on June 30, 2006, totaled NIS 111.1 billion, compared with NIS 107.4 billion at the end of 2005, as a result of the merger of Maritime Bank with Bank Hapoalim Switzerland.

Net profit of the Segment's regular activity abroad totaled NIS 83 million, compared with NIS 54 million (NIS 33 million, excluding Signature Bank) in the same period last year. The increase in net profit, excluding Signature Bank, was at a rate of 151.5%, as a result of the improvement in the contribution of Bank Hapoalim Switzerland, especially due to the influence of the depreciation of the shekel against the Swiss franc and as a result of the improved contribution of Poalim Asset Management.

Set out below are the condensed operating results of the Private Banking Segment:

	Banking and financial services	Credit cards	Capital market(1)	Housing Finance	Activity abroad	Total
	NIS millions					
For the six months ended June 30, 2006						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	**(980)**	**-**	**15**	**151**	**(152)**	**(966)**
- Intersegmental	**1,489**	**-**	**-**	**(133)**	**293**	**1,649**
Operating and other income:						
- From externals	**96**	**117**	**376**	**13**	**250**	**852**
- Intersegmental	**(13)**	**-**	**(78)**	**-**	**(2)**	**(93)**
Total income	**592**	**117**	**313**	**31**	**389**	**1,442**
Provision for doubtful debts	**7**	**-**	**-**	**5**	**-**	**12**
Operating and other expenses:						
- From externals	**440**	**64**	**132**	**13**	**250**	**899**
- Intersegmental	**16**	**-**	**-**	**-**	**-**	**16**
Operating profit before taxes	**129**	**53**	**181**	**13**	**139**	**515**
Provision for taxes on operating profit	**61**	**22**	**81**	**5**	**56**	**225**
Operating profit after taxes	**68**	**31**	**100**	**8**	**83**	**290**
Minority interests' share in profits of consolidated companies	**(5)**	**-**	**-**	**-**	**-**	**(5)**
Net operating profit	**63**	**31**	**100**	**8**	**83**	**285**
Profit from extraordinary transactions after taxes(2)	**-**	**-**	**413**	**-**	**-**	**413**
Net profit	**63**	**31**	**513**	**8**	**83**	**698**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Includes profit from segment's share in the sale of PKN mutual funds management rights.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Activity abroad	Total
	NIS millions					
For the six months ended June 30, 2005						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(1,524)	-	14	149	(250)	(1,611)
- Intersegmental	1,940	-	-	(131)	452	2,261
Operating and other income:						
- From externals	86	100	365	12	188	751
- Intersegmental	(14)	-	(60)	-	-	(74)
Total income	488	100	319	30	390	1,327
Provision for doubtful debts	2	-	-	5	3	10
Operating and other expenses:						
- From externals	422	53	121	13	265	874
- Intersegmental	12	-	-	-	-	12
Operating profit before taxes	52	47	198	12	122	431
Provision for taxes on operating profit	22	19	81	5	54	181
Operating profit after taxes	30	28	117	7	68	250
Minority interests' share in profits (losses) of consolidated companies	(4)	-	-	-	(14)	(18)
Net operating profit	26	28	117	7	54	232
Profit from extraordinary transactions after taxes[2]	-	-	-	-	551	551
Net profit	26	28	117	7	605	783

(1) Management fees for provident funds, mutual funds, and securities activity.
(2) Includes segment's portion in the profit from the sale of most of the holdings in Signature Bank.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market(1)	Housing Finance	Activity abroad	Total
	NIS millions					
For the three months ended June 30, 2006						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	172	-	7	84	(18)	245
- Intersegmental	94	-	-	(76)	88	106
Operating and other income:						
- From externals	47	61	172	7	122	409
- Intersegmental	(7)	-	(33)	-	(2)	(42)
Total income	306	61	146	15	190	718
Provision for doubtful debts	2	-	-	1	-	3
Operating and other expenses:						
- From externals	210	33	67	7	132	449
- Intersegmental	9	-	-	-	-	9
Operating profit before taxes	85	28	79	7	58	257
Provision for taxes on operating profit	42	12	39	3	23	119
Operating profit after taxes	43	16	40	4	35	138
Minority interests' share in profits of consolidated companies	(3)	-	-	-	-	(3)
Net profit	40	16	40	4	35	135

(1) Management fees for provident funds, management and distribution fees for mutual funds and securities activity.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Activity abroad	Total
	NIS millions					
For the three months ended June 30, 2005						
Profit (loss) from financing activities before provision for doubtful debts:						
- From externals	(1,198)	-	8	98	(257)	(1,349)
- Intersegmental	1,406	-	-	(88)	318	1,636
Operating and other income:						
- From externals	40	51	183	6	80	360
- Intersegmental	(7)	-	(30)	-	-	(37)
Total income	241	51	161	16	141	610
Provision for doubtful debts	-	-	-	3	-	3
Operating and other expenses:						
- From externals	214	29	58	6	113	420
- Intersegmental	5	-	-	-	-	5
Operating profit before taxes	22	22	103	7	28	182
Provision for taxes on operating profit	8	8	40	3	13	72
Operating profit after taxes	14	14	63	4	15	110
Minority interests' share in profits of consolidated companies	(2)	-	-	-	-	(2)
Net operating profit	12	14	63	4	15	108
Profit from extraordinary transactions after taxes	-				13	13
Net profit	12	14	63	4	28	121

(1) Management fees for provident funds, mutual funds and securities activity.

New products and services

- The service revolution at branches, based on a customer-focused strategy - the Bank is currently carrying out a revolution in service at its branches, based on a customer-focused service strategy. This process includes the use of new technologies to improve service for all customers, an upgrade of all departments at the branches, and the launch of a new service system for Private Banking customers.

  The Bank is gradually implementing a very significant upgrade in the area of Private Banking, under the title "100% Professional For You", including new construction and architectural design of Private Banking departments at branches, changes in the structure of teams that handle customers, and substantial improvements in content as well as in the service experience for customers.

  Private Banking customers will be handled by a team of three employees, including a personal banker, a backup banker (in case the personal banker is unavailable to provide service), and an investment advisor. Working in teams will allow the personal banker to ensure maximum customer satisfaction, and enable the investment advisor to focus exclusively on consulting. Each team will work with a specific group of customers and respond to the needs of each customer, including initiating investment counseling sessions. When the pension and provident fund advisory system starts operations at the Bank, pension consulting will also become part of the service package offered to customers.

  In addition, the Bank will upgrade the direct services offered to Private Banking customers. A special call center for Private Banking customers will operate within the "Poalim by Telephone" center, at telephone number *2404. In the future, a designated website for Private Banking customers will be launched.
- With regard to the deployment of pension product sales, see the section on "Capital Market Activity" below.

Restrictions and supervision of the Segment's activity

- With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Small Business Segment

Net profit from regular activity of the Small Business Segment totaled NIS 65 million in the first half of 2006. Likewise, the segment's net profit included extraordinary profit related to its portion in the sale of PKN mutual funds management rights which totaled NIS 30 million in the period January-June 2006.

Net profit of the Small Business Segment totaled NIS 95 million in the first half of 2006, compared with NIS 49 million in the same period last year, an increase of 93.9% as a result of the increase in income.

The Segment's income totaled NIS 718 million in the first half of 2006, compared with NIS 657 million in the first half of 2005, an increase of 9.3%, especially in the area of banking and financial services.

The provision for doubtful debts in the Small Business Segment totaled NIS 110 million in the first half of 2006, compared with NIS 108 million in the first half of 2005.

The Segment's expenses in the first half of 2006 totaled NIS 472 million, compared to NIS 464 million in the first half of 2005.

Set out below are the condensed operating results of the Small Business Segment:

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the six months ended June 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**593**	**-**	**2**	**77**	**672**
- Intersegmental	**(131)**	**-**	**-**	**(67)**	**(198)**
Operating and other income:					
- From externals	**173**	**47**	**39**	**6**	**265**
- Intersegmental	**(14)**	**-**	**(7)**	**-**	**(21)**
Total income	**621**	**47**	**34**	**16**	**718**
Provision for doubtful debts	**107**	**-**	**-**	**3**	**110**
Operating and other expenses:					
- From externals	**410**	**24**	**14**	**7**	**455**
- Intersegmental	**17**	**-**	**-**	**-**	**17**
Operating profit before taxes	**87**	**23**	**20**	**6**	**136**
Provision for taxes on operating profit	**50**	**9**	**8**	**2**	**69**
Operating profit after taxes	**37**	**14**	**12**	**4**	**67**
Minority interests' share in profits of consolidated companies	**(2)**	**-**	**-**	**-**	**(2)**
Net operating profit	**35**	**14**	**12**	**4**	**65**
Profit from extraordinary transactions, after taxes[2]	**-**	**-**	**30**	**-**	**30**
Net profit	**35**	**14**	**42**	**4**	**95**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.
(2) Includes profit from segment's share in the sale of PKN mutual funds management rights.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the six months ended June 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	323	-	2	76	401
- Intersegmental	101	-	-	(67)	34
Operating and other income:					
- From externals	162	40	35	6	243
- Intersegmental	(16)	-	(5)	-	(21)
Total income	570	40	32	15	657
Provision for doubtful debts	105	-	-	3	108
Operating and other expenses:					
- From externals	411	21	12	7	451
- Intersegmental	13	-	-	-	13
Operating profit before taxes	41	19	20	5	85
Provision for taxes on operating profit	17	8	8	2	35
Operating profit after taxes	24	11	12	3	50
Minority interests' share in profits of consolidated companies	(1)	-	-	-	(1)
Net profit	23	11	12	3	49

(1) Management fees for provident funds, mutual funds and securities activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market[(1)]	Housing Finance	Total
	NIS millions				
For the three months ended June 30, 2006					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**393**	**-**	**1**	**43**	**437**
- Intersegmental	**(172)**	**-**	**-**	**(37)**	**(209)**
Operating and other income:					
- From externals	**78**	**24**	**18**	**3**	**123**
- Intersegmental	**(6)**	**-**	**(4)**	**-**	**(10)**
Total income	**293**	**24**	**15**	**9**	**341**
Provision for doubtful debts	**83**	**-**	**-**	**1**	**84**
Operating and other expenses:					
- From externals	**187**	**12**	**7**	**4**	**210**
- Intersegmental	**10**		**-**	**-**	**10**
Operating profit before taxes	**13**	**12**	**8**	**4**	**37**
Provision for taxes on operating profit	**20**	**4**	**3**	**1**	**28**
Operating profit (loss) after taxes	**(7)**	**8**	**5**	**3**	**9**
Minority interests' share in profits of consolidated companies	**(1)**	**-**	**-**	**-**	**(1)**
Net profit (loss)	**(8)**	**8**	**5**	**3**	**8**

(1) Management fees for provident funds, management and distribution fees for mutual funds, and securities activity.

Set out below are the condensed operating results of the Small Business Segment (continued):

	Banking and financial services	Credit cards	Capital market[1]	Housing Finance	Total
	NIS millions				
For the three months ended June 30, 2005					
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	115	-	1	50	166
- Intersegmental	101	-	-	(45)	56
Operating and other income:					
- From externals	82	22	15	3	122
- Intersegmental	(9)	-	(2)	-	(11)
Total income	289	22	14	8	333
Provision for doubtful debts	68	-	-	2	70
Operating and other expenses:					
- From externals	207	10	6	4	227
- Intersegmental	7	-	-	-	7
Operating profit before taxes	7	12	8	2	29
Provision for taxes on operating profit	2	5	3	1	11
Net profit	5	7	5	1	18

(1) Management fees for provident funds, mutual funds and securities activity.

New products and services

- Improvement of service at branches for business customers - the activity of the Business Banking Unit at the branches is based on scheduled meetings with business customers, Concurrently, business customers are offered Business Banking teller services that integrate cashier services and general banking services.

  A new service offered to business customers involves the handling of postdated checks. Customers will be offered the option to have postdated checks and payment vouchers deposited in a safe in the branch's Business Department.
- Check Deposit Transmission - Business customers of Bank Hapoalim will be able to clear checks online, seven days a week, 24 hours a day, from the business's computer directly to the customer's account.

  The bank provides its business customers, free of charge, with a check-reading device and a secured, encrypted virtual safe by Cyber-Ark. These ensure rapid, efficient capture of the checks, and their deposit in the bank account, without the need to input each check's magnetic strip.The customer transmits the files directly from the business to Bank Hapoalim, without the use of disks, and immediately receives confirmation of reception of the deposit at the Bank's computer; the customer can monitor the number and amounts of the checks deposited in the account, in real time.

Restrictions and supervision of the Segment's activity

- With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.
- With regard to the deployment of pension product sales, see the section on "Capital Market Activity" below.

Material agreements

With regard to the sale of PKN, see the section on "Capital Market Activity" below.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Commercial Segment

Net profit from regular activity of the Commercial Segment totaled NIS 47 million in the first half of 2006, compared with NIS 27 million in the same period last year, an increase of 74.1%. In addition, the segment's income included extraordinary profit related to its portion in the sale of PKN mutual funds management rights which totaled NIS 6 million in the period January-June 2006.

Net profit of the Commercial Segment totaled NIS 53 million, compared with NIS 27 million in the same period last year, an increase of 96.3%.

The Segment's income totaled NIS 297 million in the first half of 2006, compared with NIS 262 million in the first half of 2005, an increase of 13.4%.

The provision for doubtful debt in the first half of 2006 totaled NIS 85 million, compared with NIS 106 million in the first half of 2005, a decrease of 19.8%.

Set out below are the condensed operating results of the Commercial Segment:

	Banking and financial services[1]	Construction and real estate	Total
	NIS millions		
For the six months ended June 30, 2006			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	**415**	**23**	**438**
- Intersegmental	**(173)**	**(19)**	**(192)**
Operating and other income:			
- From externals	**66**	**-**	**66**
- Intersegmental	**(15)**	**-**	**(15)**
Total income	**293**	**4**	**297**
Provision for doubtful debts	**85**	**-**	**85**
Operating and other expenses:			
- From externals	**97**	**-**	**97**
- Intersegmental	**26**	**-**	**26**
Operating profit before taxes	**85**	**4**	**89**
Provision for taxes on operating profit	**40**	**2**	**42**
Operating profit after taxes	**45**	**2**	**47**
Profit from extraordinary transactions after taxes[2]	**6**	**-**	**6**
Net profit	**51**	**2**	**53**
For the six months ended June 30, 2005			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	371	28	399
- Intersegmental	(161)	(23)	(184)
Operating and other income:			
- From externals	61	-	61
- Intersegmental	(14)	-	(14)
Total income	257	5	262
Provision for doubtful debts	98	8	106
Operating and other expenses:			
- From externals	87	-	87
- Intersegmental	22	-	22
Operating profit (loss) before taxes	50	(3)	47
Provision for taxes on operating profit	21	(1)	20
Net profit (loss)	29	(2)	27

(1) Including credit card and capital market activity.

(2) Includes profit from segment's share in the sale of PKN mutual funds management rights.

Set out below are the condensed operating results of the Commercial Segment (continued):

	Banking and financial services[1]	Construction and real estate	Total
	NIS millions		
For the three months ended June 30, 2006			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	**189**	**13**	**202**
- Intersegmental	**(67)**	**(11)**	**(78)**
Operating and other income:			
- From externals	**33**	**-**	**33**
- Intersegmental	**(8)**	**-**	**(8)**
Total income	**147**	**2**	**149**
Provision for doubtful debts	**46**	**(2)**	**44**
Operating and other expenses:			
- From externals	**46**	**-**	**46**
- Intersegmental	**14**	**-**	**14**
Operating profit before taxes	**41**	**4**	**45**
Provision for taxes on operating profit	**23**	**2**	**25**
Net profit	**18**	**2**	**20**
For the three months ended June 30, 2005			
Profit (loss) from financing activities before provision for doubtful debts:			
- From externals	220	18	238
- Intersegmental	(110)	(15)	(125)
Operating and other income:			
- From externals	31	-	31
- Intersegmental	(6)	-	(6)
Total income	135	3	138
Provision for doubtful debts	52	-	52
Operating and other expenses:			
- From externals	44	-	44
- Intersegmental	11	-	11
Operating profit before taxes	28	3	31
Provision for taxes on operating profit	11	2	13
Net profit	17	1	18

(1) Including credit card and capital market activity.

The Corporate Segment

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 408 million, compared with NIS 215 million in the same period last year, an increase of 89.8%, mainly resulting from a decrease in the provisions for doubtful debts.

The Segment's income totaled NIS 1,291 million in the first half of 2006, compared with NIS 1,166 million in the first half of 2005, an increase of 10.7%. The increase in income is a result of the growth in the volume of the segment's activity in Israel and from dividend income from securities held in receivership as credit collateral, which based on the directive of the Supervisor of Banks, are included in the Bank's securities portfolio.

The provision for doubtful debts totaled NIS 260 million in the first half of 2006, compared with NIS 522 million in the first half of 2005, a decrease of 50.2%. The decrease was mainly in the industry and construction and real estate sectors as a result of the improvement in the repayment capability of borrowers.

In the area of construction and real estate, a profit of NIS 81 million was recorded, compared with a loss in the amount of NIS 18 million in the same period last year. The improvement mainly resulted from a decrease in expenses for doubtful debts.

Credit to the public on June 30, 2006, totaled NIS 96.7 billion, compared with NIS 97.4 billion at the end of 2005, a decrease of 0.7%. Deposits from the public on June 30, 2006, totaled NIS 28.9 billion, similar to the end of 2005.

Set out below are the condensed operating results of the Corporate Segment:

	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the six months ended June 30, 2006				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	**1,482**	**501**	**373**	**2,356**
- Intersegmental	**(785)**	**(291)**	**(209)**	**(1,285)**
Operating and other income:				
- From externals	**218**	**11**	**11**	**240**
- Intersegmental	**(20)**	**-**	**-**	**(20)**
Total income	**895**	**221**	**175**	**1,291**
Provision for doubtful debts	**184**	**74**	**2**	**260**
Operating and other expenses:				
- From externals	**175**	**10**	**88**	**273**
- Intersegmental	**47**	**-**	**-**	**47**
Operating profit before taxes	**489**	**137**	**85**	**711**
Provision for taxes on operating profit	**213**	**56**	**35**	**304**
Operating profit after taxes	**276**	**81**	**50**	**407**
Profit from extraordinary transactions after taxes[2]	**1**	**-**	**-**	**1**
Net profit	**277**	**81**	**50**	**408**

(1) Including credit card and capital market activity.
(2) Includes profit from segment's share in the sale of PKN mutual funds management rights.

Set out below are the condensed operating results of the Corporate Segment (continued):

	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the six months ended June 30, 2005				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	2,279	569	340	3,188
- Intersegmental	(1,630)	(387)	(151)	(2,168)
Operating and other income:				
- From externals	133	12	-	145
- Intersegmental	1	-	-	1
Total income	783	194	189	1,166
Provision for doubtful debts	302	204	16	522
Operating and other expenses:				
- From externals	146	21	69	236
- Intersegmental	41	-	-	41
Operating profit (loss) before taxes	294	(31)	104	367
Provision for taxes on operating profit	120	(13)	45	152
Net profit (loss)	174	(18)	59	215
For the three months ended June 30, 2006				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	**271**	**206**	**178**	**655**
- Inter segmental	**70**	**(108)**	**(106)**	**(144)**
Operating and other income:				
- From externals	**128**	**6**	**10**	**144**
- Inter segmental	**(11)**	**-**	**1**	**(10)**
Total income	**458**	**105**	**82**	**645**
Provision for doubtful debts	**129**	**16**	**2**	**147**
Operating and other expenses:				
- From externals	**90**	**4**	**54**	**148**
- Inter segmental	**30**	**(4)**	**-**	**26**
Operating profit before taxes	**209**	**89**	**26**	**324**
Provision for taxes on operating profit	**102**	**36**	**11**	**149**
Net profit	**107**	**53**	**15**	**175**

(1) Including credit card and capital market activity.

Set out below are the condensed operating results of the Corporate Segment (continued):

	Banking and financial services[1]	Construction and real estate	Activity abroad	Total
	NIS millions			
For the three months ended June 30, 2005				
Profit (loss) from financing activities before provision for doubtful debts:				
- From externals	1,527	391	155	2,073
- Intersegmental	(1,189)	(306)	(54)	(1,549)
Operating and other income:				
- From externals	89	6	-	95
- Intersegmental	(1)	-	-	(1)
Total income	426	91	101	618
Provision for doubtful debts	105	71	22	198
Operating and other expenses:				
- From externals	76	11	38	125
- Intersegmental	20	-	-	20
Operating profit before taxes	225	9	41	275
Provision for taxes on operating profit	111	4	18	133
Net profit	114	5	23	142

(1) Including credit card and capital market activity.

Restrictions and supervision of the Segment's activity

With regard to the Directive of the Supervisor of Banks concerning deviations from credit limits in current accounts, see the "Households Segment" section above.

Legal proceedings

See Note 4 to the financial statements.

Events or matters outside the Segment's ordinary course of business

With regard to the capital market reform, see the section on "Capital Market Activity" below.

The Financial Management Segment

The activity of this Segment includes the Bank's proprietary management (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from the Bank's customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (shekel and CPI-linked).

Inflation/exchange rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures due to trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, an unplanned fund raising cost may result.

In addition, the Segment provides dealing room services to customers of the other Segments. The calculation of the Segment's income also includes the results of investments in shares and in equity-basis investee companies.

Changes in the Segment's volume of activity and net profit

Net profit of the Segment totaled NIS 330 million in the first half of 2006, compared with NIS 266 million in the same period last year, an increase of 24.1%.

The Segment's income totaled NIS 562 million in the first half of 2006, compared with NIS 495 million in the first half of 2005, an increase of 13.5%. The increase in income results mainly from operational income related to the sale of the shares of Signature Bank and redemption of Mastercard shares, which contributed NIS 60 million. A decrease in Profit from financing activity in the amount of NIS 10 million, mainly resulting from a decrease in profits from the realization of bonds from the available-for-sale portfolio, offset the increase.

The contribution of equity-basis investee companies to the net operating profit totaled NIS 50 million, compared with NIS 52 million in the same period last year. The sale of shares of Industrial Buildings, which was included in the net profit from extraordinary transactions, contributed the amount of NIS 46 million, to the segment's profit.

Others and Adjustments

This framework includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include: investment banking, trust activity, credit card activity not attributed to the banking Segments, and nonrecurring effects of realization of investments and of decline in the rate of holdings in consolidated companies. In addition, this activity includes adjustment of intersegmental activities.

A profit totaling NIS 5 million was recorded in this framework in January-June 2006, compared with a profit of NIS 35 million in the same period last year.

Income from credit card activity of incoming tourism totaled NIS 114 million, compared with income of NIS 99 million in the same period last year. Their contribution to the net profit totaled NIS 8 million compared with NIS 11 million in the same period last year.

Set out below is the distribution of the results of credit card operations by segments of activity:

	Operating and other income				Net profit			
	For the six months ended June 30		For the three months ended June 30		For the six months ended June 30		For the three months ended June 30	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005
	NIS millions							
Households	**289**	250	**148**	131	**61**	54	**31**	30
Private banking	**117**	100	**61**	51	**31**	28	**16**	14
Small businesses	**47**	40	**24**	22	**14**	11	**8**	7
Corporate banking	**3**	4	**1**	2	**1**	1	**-**	-
Commercial banking	**6**	6	**3**	3	**2**	2	**2**	1
Incoming tourism and activity of customers of banks outside the Group	**114**	99	**60**	53	**8**	11	**4**	6
Total	**576**	499	**297**	262	**117**	107	**61**	58

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 284.3 billion, compared with 273.3 billion on December 31, 2005, an increase of 4.0%.

Set out below are the developments in the main balance sheet items:

	June 30 2006	December 31 2005	Change	
	NIS millions		NIS millions	%
Total balance sheet	**284,332**	273,307	11,025	4.0
Credit to the public	**187,054**	185,133	1,921	1.0
Cash on hand and deposits with banks	**39,927**	41,062	(1,135)	(2.8)
Securities	**42,123**	33,813	8,310	24.6
Deposits from the public	**226,707**	213,892	12,815	6.0
Bonds and subordinated notes	**19,791**	21,361	(1,570)	(7.3)
Shareholders' equity	**17,266**	16,237	1,029	6.3

Credit to the public amounted to NIS 187.1 billion, compared with NIS 185.1 billion on December 31, 2005, an increase of 1.0%.

Set out below is the development in overall credit risk* to the public by principal sectors of the economy:

	June 30, 2006		December 31, 2005		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,880**	**0.5**	1,791	0.5	5.0
Industry	**47,064**	**13.4**	44,961	13.7	4.7
Construction & real estate	**45,791**	**13.1**	45,400	13.8	0.9
Electricity & water	**5,763**	**1.6**	5,488	1.7	5.0
Commerce	**21,209**	**6.1**	20,505	6.3	3.4
Hotels, hospitality & food services	**5,636**	**1.6**	6,553	2.0	(14.0)
Transportation & storage	**9,726**	**2.8**	9,740	3.0	(0.1)
Communications and computer services	**8,061**	**2.3**	7,487	2.3	7.7
Financial services	**59,736**	**17.0**	52,158	15.9	14.5
Business & other services	**12,907**	**3.7**	12,276	3.7	5.1
Public & community services	**10,884**	**3.1**	10,503	3.2	3.6
Private individuals - housing loans	**39,407**	**11.2**	33,882	10.3	16.3
Private individuals - other	**82,409**	**23.6**	77,250	23.6	6.7
Total	**350,473**	**100**	327,994	100	6.9

* Including off-balance sheet credit risk, investments in bonds, and assets resulting from derivative instruments executed against the public.

Total deposits amounted to NIS 233.2 billion, compared with NIS 223.7 billion at the end of 2005. These deposits include deposits from the public, deposits from the Government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 226.7 billion, compared with NIS 213.9 billion at the end of 2005, the increase of 6.0% results mainly from the raising of funds through Callable CD's in the New York branch in the amount of USD 1.4 billion in order to finance the purchase of mortgage-backed securities (bonds). Likewise, deposits increased in Bank Hapoalim Switzerland.

Bonds and subordinated notes totaled NIS 19.8 billion, compared with NIS 21.4 billion at the end of 2005, a decrease of 7.3%, which mainly is a result of the redemption of subordinated notes and bonds which were issued to the public and were offset by a new issuance in the amount of NIS 117.5 million.

The value of securities held by the Bank Group totaled NIS 42.1 billion, compared with NIS 33.8 billion at the end of 2005, an increase of 24.6%. The increase mainly resulted from additional investments of the Bank's U.S. branches in mortgage-backed securities (bonds), at a total value of $1.1 billion, and from additional investments by Bank Hapoalim (Switzerland) Ltd in the amount of $0.6 billion.
The Bank is a member of the TASE Clearing House Ltd. and the "Maof" Clearing House Ltd.
On June 30, 2006 the Bank pledged bonds in the amount of NIS 96 million to the TASE Clearing House and bonds in the amount of NIS 1,838 million to the "Maof" Clearing House Ltd. In order to assure its clients activity and for the reciprocal-guarantee of the clearing house members.
On February 23, 2006 the Bank signed a certificate of debt in favor of the Bank of Israel as collateral for credit the Bank received or will receive from the Bank of Israel. To guarantee the above, the Bank pledged in favor of the Bank of Israel its inventory of Gilon and Shahar bonds up to an amount of NIS 2.6 billion as a concurrent lien.
On June 30, 2006 there was no credit from the Bank of Israel, however the balance of the Bank's deposits in the Bank of Israel totaled NIS 2.5 billion.

Off-balance sheet activity

Set out below is the development in balances of customers' assets[1]:

	June 30 2006	December 31 2005	Change	
	NIS millions		NIS millions	%
Mutual funds	**45,903**	54,004	(8,101)	(15.0)
Provident funds and advanced study funds	**96,618**	96,135	483	0.5
Customers' securities portfolios	**330,080**	315,323	14,757	4.7
Total	**472,601**	465,462	7,139	1.5

(1) Including customer assets for which the Bank Group provides management, operational, and custody services.

Shareholders' equity totaled NIS 17.3 billion, compared with NIS 16.2 billion at the end of 2005, an increase of 6.3. The increase is attributable mainly to the increase in net profit in the first six months of 2006, which was offset by dividends totaling NIS 757 million.

The ratio of shareholders' equity to total assets reached 6.1% similar to the ratio at the end of 2005.

The ratio of capital to risk assets reached 10.37%, compared with 10.62% at the end of 2005. The ratio of core (Tier 1) capital to risk assets was 7.13%, compared with 7.02% at the end of 2005.

Tier 1 capital includes subordinated capital notes in the amount of NIS 488 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments".

Tier 2 capital includes upper Tier 2 capital (subordinated notes and general provisions for doubtful debts), which totaled NIS 1,488 million on June 30, 2006, and contributed 0.60 percentage points to the overall capital ratio.

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit totaled NIS 463 million in the first half of 2006, compared with NIS 453 million in the same period last year. The Bank's return on its investment in subsidiary and affiliated companies reached 8.4%, in annual terms, in the first six months of 2006, compared with 8.7% in the same period last year.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.6 billion on June 30, 2006, compared with NIS 13.2 billion at the end of 2005.

Banking Subsidiaries in Israel (Bank Otsar Hahayal, Bank Yahav, and Bank Massad) contributed a total of NIS 38 million to the Bank's net operating profit, compared with NIS 31 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 10.3% in the first six months of 2006, compared with 9.1% in the same period last year.

The Bank's investment in banking subsidiaries in Israel totaled NIS 767 million on June 30, 2006, compared with NIS 756 million at the end of 2005.

The following is a review of the activities of the principal companies:

Bank Otsar Hahayal - Further to the government decision dated May 2, 1993, concerning changes in the banking system, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it to control Bank Otsar Hahayal and to increase its holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereafter: "International Bank"), under which the Bank committed to selling its full holdings in Bank Otsar Hahayal to International Bank, in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as at December 31, 2005. For further details regarding the agreement, see Note 8 to the condensed financial statements as at June 30, 2006.

On August 10, 2006, International Bank received a permit from the Governor of the Bank of Israel to purchase the Bank's full holdings in Bank Otsar Hahayal. Accordingly, the sale is expected to be completed on or about August 17, 2006.

Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 203 million in its financial statements, based on the Bank's investment in Otsar Hahayal as at June 30, 2006.

Bank Otsar Hahayal serves customers in the defense network through branches located in defense network installations, as well as customers in the civilian sector, focusing on households and small to medium-sized business customers.

Otsar Hahayal's net profit totaled NIS 43 million in the first six months of 2006, compared with NIS 29 million in the same period last year. Net return on equity amounted to 9.25%, compared with 10.15% in the same period last year.

Otsar Hahayal's contribution to the Bank's net operating profit amounted to NIS 15 million, compared with NIS 10 million in the same period last year. The Bank's investment in Bank Otsar Hahayal totaled NIS 414 million on June 30, 2006.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period, starting in the first quarter of 2007.

Bank Yahav's net profit totaled NIS 41 million in the first six months of 2006, compared with NIS 33 million in the same period last year. Net return on equity amounted to 21.9%, compared with 18.7% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 12 million, compared with NIS 16 million in the same period last year. Bank Yahav's contribution to net profit from extraordinary transactions, due to the sale of mutual funds management rights, totaled NIS 9 million. The Bank's investment in Bank Yahav totaled NIS 215 million on June 30, 2006.

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses. In early February 2006, the board of directors of the Tel Aviv Stock Exchange approved the bank as a TASE member for a six-month trial period.

Bank Massad's net profit totaled NIS 37 million in the first six months of 2006, compared with NIS 11 million in the same period last year. Net return on equity amounted to 33.4%, compared with 7.3% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 11 million, compared with NIS 5 million in the same period last year. Its contribution to the Bank's net profit from extraordinary activities, due to the sale of mutual funds management rights, totaled NIS 9 million. The Bank's investment in Bank Massad totaled NIS 138 million on June 30, 2006.

Subsidiaries abroad form part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Bank Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, and Hapoalim Securities U.S.A. Inc.

Subsidiaries abroad ended the first six months of 2006 with a profit of NIS 157 million, compared with a profit of NIS 69 million (excluding Signature Bank) in the same period last year (on the basis of their foreign currency statements of profit and loss, translated to shekels according to the exchange rate on the report date).

The contribution of subsidiaries abroad to the Bank's net operating profit amounted to NIS 85 million in the first six months of 2006, compared with NIS 153 million in the same period last year.

The main difference in the contribution between the periods results from the influence of changes in the exchange rates of the shekel against the various currencies and from the cessation of the consolidation of Signature Bank in New York. The Bank's investment in subsidiaries abroad totaled NIS 3.7 billion on June 30, 2006.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engaged in the provision of private banking services to international customers.

Hapoalim Switzerland's net profit, according to its financial statements, totaled 19.5 million Swiss francs in the first six months of 2006, compared with 13.4 million Swiss francs in the same period last year.

Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 90 million, compared with a negative contribution of NIS 36 million in the same period last year, which resulted from the effect of the depreciation of the shekel against the Swiss franc. The Bank's investment in Hapoalim Switzerland totaled NIS 1.1 billion on June 30, 2006.

Bank Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates as well as loans to Israeli customers.

In the first six months of 2006, Hapoalim Luxembourg recorded a loss of USD 0.2 million, in compared with a profit of USD 0.1 million in the same period last year.

Hapoalim Luxembourg contribution to the Bank's net operating profit in the first six months of 2006 was negative, in the amount of NIS 5 million, compared with a positive contribution in the amount of NIS 9 million in the same period last year, the difference being the result of the change in the dollar/shekel exchange rate.

The Bank's investment in Hapoalim Luxembourg totaled NIS 117 million on June 30, 2006.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers in cooperation with the worldwide Frank Russell Company and with other leading bodies.

PAM's net profit totaled £2.5 million in the first six months of 2006, compared with £1.6 million in the same period last year.

Taking into consideration the effect of the depreciation of the shekel against the GBP, the contribution of PAM to the Bank's net operating profit totaled NIS 20 million, compared with NIS 13 million in the same period last year.

The Bank's investment in PAM totaled NIS 100 million on June 30, 2006.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.

Cayman's net profit in the first six months of 2006 totaled USD 1 million, similar to the same period last year.

Cayman's contribution to the Bank's net operating profit was negative, in the amount of NIS 4 million, compared with a positive contribution in the amount of NIS 17 million in the same period last year. The Bank's investment in Cayman totaled NIS 236 million on June 30, 2006.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - In March 2006, the Bank acquired the company, a Broker-Dealer registered and operating in the United States (for further details, see the "International Activity" section below).

The loss recorded by Hapoalim Securities in the second quarter of 2006 totaled USD 1 million.

In the second quarter of 2006, Hapoalim Securities contribution to the Bank's net operating profit was negative, in the amount of NIS 8 million, the result partially due of the changes in the dollar/shekel exchange rate.

The balance of the investment totaled NIS 133 million on June 30, 2006.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") **-** On December 13, 2005, an agreement was signed under which the Bank will acquire 57.55% of the means of control of Bank Pozitif, a bank incorporated and operating in Turkey, specializing in corporate and investment banking (for further details, see the "International Activity" section below).

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment banking services, management and underwriting of security issues, investing in and establishing new companies, management of private investment funds, the development and application of financial instruments, research and valuation studies, financial consulting, mutual fund management, and provident fund management.

Isracard, Europay (Eurocard) Israel, Poalim American Express, and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational roof - the "Isracard Group".

Income from credit cards - The contribution of credit card companies to the Bank's net operating profit totaled NIS 99 million, and includes NIS 29 million from the redemption of Mastercard Incorporated shares, which was done under the framework of a public share offering by Mastercard Incorporated, compared with NIS 57 million in the same period last year, an increase of 73.7%.

In addition, the Isracard Group's contribution to commission income, which is included under operating income (before deducting related expenses), amounted to NIS 552 million, compared with NIS 479 million in the same period last year, an increase of 15.2%, which resulted mainly from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

In the credit card market, it is possible for several issuers and several clearers to operate in identical credit card brands. In the future, this may also be possible for "Isracard", a brand owned by Isracard Ltd. Such activity, at a volume greater than at present, may cause competitors in the credit card market to need agreements between them, to regulate, among other matters, the interaction between them, including the rate of the "interchange commission" (the commission paid by clearers of credit card transactions to issuers of credit cards). Such agreements may require the approval of the Antitrust Tribunal, or an exemption from the Antitrust Commissioner (hereafter: the "Commissioner"). The Commissioner's position, as clarified to the Bank and to the credit card companies Europay (Eurocard) Israel Ltd. and Isracard Ltd., is that the Commissioner will grant exemptions to agreements of this kind, provided that certain rules of conduct (hereafter: the "rules of conduct") are established, including, among other things, a prohibition on discrimination between issuers, a prohibition on discrimination between clearers, a prohibition on ligation between cards for clearing purposes, equalization of Isracard and Mastercard commissions for a certain period, and more. The implementation of the rules of conduct is expected to bring about a change in the operating procedures of the credit card companies in the Bank Group.

In February 2001, Isracard and Poalim American Express received notifications from the Israel Antitrust Authority, stating that the Commissioner was considering the possibility of declaring Isracard to be the holder of a monopoly in the market for clearing Mastercard and Isracard charge cards, and declaring Isracard and Poalim American Express to be holders of a monopoly in the market for clearing American Express charge cards. Based on such a declaration, the Commissioner may give these companies directives which may affect their operating procedures.

In the communications between the companies and the Commissioner, it was agreed that the Commissioner would petition the Antitrust Tribunal to issue an agreed decree under Section 50B of the Restrictive Trade Practices Law, 5748-1988, as an alternative to a declaration of a monopoly by the Commissioner. According to the terms of the agreed draft of the decree, the companies will act according to agreed rules, including some of the rules of conduct, and for some of the companies, including gradual reduction of commissions paid by some businesses in respect of transactions in certain cards, as well as a commitment to petition the Antitrust Tribunal to approve the rate of the interchange commission, in the absence of an agreement with the Commissioner as to this rate. In August 2002, the Commissioner asked the Tribunal to approve the decree based on the agreed draft. However, in May 2005, before the Tribunal had approved the requested decree, the Commissioner declared Isracard a holder of a monopoly in clearing Isracard and Mastercard charge cards, and asked the Tribunal to withdraw his petition to approve the agreed decree.

Based on the opinion of legal advisors, the Bank and Isracard believe they have strong arguments against both the Commissioner's request to withdraw his petition to approve the agreed decree and the declaration of the aforesaid monopoly. The Bank and Isracard have submitted their objection to the Commissioner's request to withdraw the petition to approve the agreed decree to the Tribunal. Isracard has appealing to the Tribunal to remove the declaration of the monopoly. At this stage, the Bank and Isracard. cannot assess the outcome of the legal proceedings.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intends to impose directives on Isracard, under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard has received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of Isracard (the brand owned by Isracard) and Mastercard credit cards by additional clearers, subject to compliance with the license terms specified by the Commissioner.
- A directive instructing Isracard to sign an agreement regarding local clearing of the aforesaid credit cards with other clearers in Israel, under temporary interchange commission terms, as approved by the Antitrust Tribunal for other clearers, and a permanent interchange commission, to be approved, for the clearing of the said cards, and for clearing by Isracard of Visa cards issued by the other clearers.
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

Amongst the terms stipulated by the Commissioner for the granting of a license to clear Isracard cards include Isracard's right to receive monetary remuneration for the license, and the obligation of the other clearers to issue a minimum number of Isracard cards.

Isracard was invited to submit its response to the draft of the directives to the Commissioner, before the directives are issued. Based on the opinion of its legal advisors, Isracard believes it has strong arguments against the issuance of the directives, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner.

Concurrently, Europay (Eurocard) Israel and Isracard are conducting talks with the other participants in the Israeli credit card market and with the Commissioner, with the aim of reaching an agreement, among other things, regarding the interaction between the participants in clearing the Mastercard and Visa brands in Israel, including the establishment of an interchange commission rate, while applying the rules of conduct, and regarding the cancellation of the aforesaid declaration of Isracard as the holder of a monopoly.

At the end of June 2006, Isracard received notification from the Accountant-General at the Ministry of Finance that the Finance Minister had appointed an interministerial committee, headed by the Accountant-General, in August 2005, with the goal of examining market failures in the credit card clearing system in Israel and establishing an interchange commission mechanism in the credit card market. Isracard was invited to express its position to the committee and address these issues and related matters. Isracard is preparing its response.

The Bank estimates that any of the following factors: conditions in the credit card market; implementation of the rules of conduct and other rules in the agreed decree submitted for approval by the Tribunal; the terms of the arrangement between Isracard, Europay (Eurocard) Israel, and other participants in the credit card market, if such an arrangement is formulated and approved; a reduction in interchange commissions; the equalization of clearing commissions for Isracard cards to those of Mastercard cards; or the declaration of a monopoly, as noted above, and the issue of directives on the basis thereof, may lead to a decrease in the income of the Bank Group in the future; however, the Bank cannot assess the extent of this effect.

Poalim Capital Markets ("PCM") - Operates a wide range of investment banking services, entrepreneurship, establishment, and management of private investment funds, including venture capital funds, and investment in capital funds and in knowledge and technology intensive companies. The activity of Poalim Capital Markets is managed via two main segments of activity: investment banking activity and the technology sector.

Poalim Capital Markets is engaged in initiating, establishing, and managing venture capital funds; investment and management of its own venture capital investments; and investment and participation in the management of other investment funds.

In addition, the Capital Markets Group provides various investment banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes, public and private offerings abroad, guidance of companies in Israel and abroad in investments of various kinds, etc. The Capital Markets Group also operates through an equity-basis investee (29.0%), Poalim I.B.I., providing consulting, underwriting, and management services for public offerings in Israel and raising of capital through private offerings.

In accordance with the company's strategy of expanding the investment banking services offered to its customers to include international capital markets, Poalim Capital Markets has entered into strategic collaborations with the U.S. investment bank William Blair, and with the London-based investment bank Bridgewell Securities Limited (hereinafter: "Bridgewell"). Within these collaborations, PCM, William Blair, and Bridgewell offer investment banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended the first six months of 2006 with a total profit of NIS 32 million, compared with a profit of NIS 17 million in the same period last year.

The contribution of Poalim Capital Markets to the Bank's net profit totaled NIS 30 million in the first six months of 2006, compared with a profit of NIS 21 million in the same period last year. The Bank's investment in Poalim Capital Markets totaled NIS 254 million on June 30, 2006.

Equity-Basis Investees - The Bank's share in the net operating profits of equity-basis investee companies amounted to NIS 50 million in the first six months of 2006, compared with NIS 52 million in the same period last year. The Bank Group's investment in equity-basis investee companies totaled NIS 743 million on June 30, 2006.

Clal Insurance Enterprises Holdings Ltd. - The contribution of Clal Insurance Enterprises Holdings to the Bank's net operating profit in the first six months of 2006 totaled NIS 28 million, compared with NIS 42 million in the same period last year.
The Bank holds 14.1% of the issued capital of Clal Holdings. The Bank's investment in Clal Insurance Enterprises Holdings totaled NIS 356 million on June 30, 2006. The market value of the Bank's investment as at that date was NIS 641 million.
With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section on "Capital Market Reform" in the annual financial statements for 2005.

Delek Real Estate Ltd. - In January 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate through a share allocation, in consideration for a total of approximately NIS 260 million.
Delek Real Estate contributed a total of NIS 9 million to the Bank's net profit in the first half of 2006. The Bank's investment in the company totaled NIS 264 million on June 30, 2006. The market value of the Bank's investment as at that date was NIS 343 million.
Industrial Buildings Ltd. - In January 2006, the Bank sold its full holdings in Industrial Buildings. The Bank recorded a total net profit of NIS 46 million in respect of this sale, which is included under the item net profit from extraordinary transactions after taxes.

Strategic Plan

The Bank operates under a long-term strategic plan, first approved in 2004, and updated towards the end of 2005 based on the business and economic changes that occurred over the year. The objective of the plan is to attain a sustainable annual return on equity of over 15%, similar to that of leading banks in Europe and the United States.
In the short term, the plan's objective for 2006 is to achieve a return on equity of 15% from regular banking activity. The Bank aims to complete its divestment from mutual and provident funds this year, as required under the capital market reform legislation. If this aim is achieved in full, the Bank is likely to achieve an overall return on equity of 25%. In this context, the sale of the mutual fund management activity of P.K.N. to PKN Plus Mutual Funds Ltd (formerly know as Solomon Mutual Funds) was completed at the end of the first quarter. However, should the sale of all or some of these assets be delayed, the overall rate of return on equity for 2006 may be lower.
Under the plan, the Bank will continue to work towards expansion of its operations abroad, with the aim of bringing these activities to approximately 30% of the Bank's overall operations in the future. Towards that purpose, the Bank plans to continue to consider offers and opportunities for full or partial acquisition of corporations and/or activities abroad.

The Bank aims to take part in the globalization of the international banking system. In order for the strategic plan to succeed, the Bank will strive to achieve excellence in the various areas of its activity, particularly in customer service. The expansion overseas is aimed at creating additional growth engines while leveraging the Bank's capabilities in the various areas of banking. The expansion will not detract from the Bank's leadership in the Israeli banking system.

In its activity with retail customers, the Bank is working to continue to solidify its leadership in this sector. In 2006, the Bank aims to continue to improve customer service.

The Corporate Area is working to preserve the Bank's leading position with corporate segment customers. Extensive efforts are also invested in projects aimed at improving the quality of the credit portfolio and strengthening the Bank's capabilities in the area of measuring credit risks and managing credit.

In Treasury, the Bank is operating under a plan to increase income by enlarging the volume and scope of activity, while bringing about a controlled, prudent increase of the risk profile in dealing room activity. This plan is based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the operational infrastructures in the dealing rooms and in asset and liability management.

In international activity, the bank will continue on its growth trend this year. In the first quarter, the Bank completed the acquisition of the broker-dealer Hapoalim Securities U.S.A. Inc., which will serve the Bank's international and Israeli customers.

The strategic plan is based, inter alia, on the assumption that the Israeli economy will continue to develop and grow in accordance with Finance Ministry forecasts; the inflation level will be as planned; and the condition of the Israeli and international economy will help bring about the realization of the following assumptions and plans:

A. The condition of corporations and individuals who are customers of the Bank will continue to improve, enabling the Bank to continue to diminish problematic credit and the provision for doubtful debts;

B. The volume of customers' activities in the different segments will increase;

C. The Bank will be able to continue to expand its financial activity, in Israel and globally.

However, it should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in planning several years ahead a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from occurring, or may prevent them from occurring in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the success of a plan of this kind depends on the Bank's internal ability to carry out its objectives, as well as on the condition of the global economy, and especially on the economic, political, and security situation in Israel and in the region. This specifically considering the war between Israel and the Hizbullah in Lebanon and the uncertainty with regard to the effects that may arise, from the outcome of the war, on the Bank's clients. The possibility of a slowdown in Israel's growth rate and that of the industrialized countries should be taken into consideration. Various risks threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as oil) in particular, volatility in capital markets, and more.

The consequences and effects of the reform in the Israeli capital market pursuant to the Bachar legislation for the Bank's activity and income is also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.

It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all information in this section is "forward-looking information".

International Activity

The Bank has made a strategic decision to increase its activity abroad, in order to enhance profitability and diversify risk. This trend is apparent in all areas of international activity, including the raising of deposits, the development of Global Private Banking, mergers and/or acquisitions, participation in international transactions, the floating of issues abroad, the expansion of local activity of the Bank's branches worldwide, and the development of relations with correspondent banks.

The Bank's activity abroad is centered in the area of private banking and in the corporate sector. Activity with the corporate sector includes the granting of credit to local and foreign borrowers, principally by means of loan consortiums with leading banks abroad, granting of credit to borrowers with an affinity to Israel, and investments in bonds. Within the framework of private banking, the Bank provides its high net worth customers abroad with sophisticated and professional services and products, including investment products and global asset management services.

The Bank's international activity encompasses Israel, Europe, the USA, Latin America, Canada, Australia, and Hong Kong, by means of 36 branches, representative offices, banking subsidiaries, and asset management subsidiaries.

The Bank maintains ties with some 2,500 correspondent banks throughout the world, through which it conducts international activities. The network of correspondent banks has expanded considerably during recent years, and now covers countries in Central and Eastern Europe, the CIS, Asia, and Latin America.

The Chicago branch closed in early 2006, and its activity was transferred to the New York branch.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The New York branch offers credit to large American companies through loan consortiums with leading banks. The business policy is to participate in financing packages for companies which have a high rating, given by the international rating agencies Standard & Poor's or Moody's. As at June 2006, approximately 73% of the credit portfolio consisted of credit to Investment Grade companies.

The branch specializes in structured finance investments, such as credit derivatives, as well as in backup lines for issuing commercial paper and leasing transactions.

In addition, the New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing room services. The Bank enables Israeli companies and American companies which have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch provides FDIC deposit insurance coverage, similar to American banks.

During 2005, preparations began for the implementation of new business initiatives based on the strategic plan approved for 2005-2007. The first initiative to be implemented is the establishment of an asset-backed securities (mainly mortgages) portfolio. As at June 30, 2006 the value of the portfolio was USD 2.5 billion. In addition, this quarter the Bank first began to purchase exchange-traded option contracts on interest rates for trading purposes, and began executing reversed repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price.

In 2005, the Bank completed the acquisition of exclusive rights to advise customers and refer them to securitization services provided through issues of commercial paper by two U.S. corporations: Voyager Funding Corporation and Venus Funding Corporation. The aim of the acquisition is to offer securitization services to the Bank's large customers in the United States and in Israel. Securitization transactions in the amount of $500 million have been performed to date.

Hapoalim Securities U.S.A. Inc. (hereafter: the "broker-dealer") - In March 2006, the Bank acquired the company, which is a broker-dealer registered and operating in the United States, in consideration for a total of $30 million. The broker-dealer is subject to regulation and rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange, the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member.

The acquisition is aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers through a corporation that is part of the Bank Group.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its high net worth customers abroad with advanced, professional products and services, including investment products and global asset management services.

Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. - A banking subsidiary engaged mainly in private banking services offered through three branches - two in Switzerland, in Zurich and Geneva, and one in Luxembourg - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

On May 31, 2005, Bank Hapoalim (Switzerland) Ltd. acquired full ownership of the Swiss bank Inter Maritime Bank, Geneva (hereafter: "Maritime"), which operated in Geneva. On January 1, 2006, Maritime was merged with Bank Hapoalim (Switzerland) Ltd., and ceased to exist as of that date.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Bank Hapoalim (Luxembourg) S.A., engaged in financial banking activity in and outside of Luxembourg.

Poalim Asset Management (PAM) - The PAM group of companies in England and Ireland represents a key step in the implementation of the Bank's growth strategy abroad.

PAM companies initiate, select, market, and provide professional support for investment products to Global Private Banking customers worldwide, in cooperation with leading international financial companies such as Russell, Permal and Templeton.

Through PAM, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds, hedge funds, and specialty funds. PAM funds manage a total of approximately $2.3 billion in assets.

PAM companies also engage in the development of other investment products, including structured products in accordance with international standards, usually through bonds issued by leading global financial entities. PAM develops advanced global asset management models.

Bank Hapoalim (Cayman) Ltd. (hereafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A branch providing services to foreign residents from all over the world, and an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private banking services to GPB customers. In 2005, the private banking operations of the U.S. branches were consolidated in Miami, and the service and marketing activities were reorganized into desks based on the country of the activity.

U.K. branches - London and Manchester. The business activity of the U.K. branches includes granting of credit to large borrowers by way of loan consortiums with leading banks, dealing room activity, foreign trade, banking services to corporate customers with an affinity to Israel, and private banking services to local customers and foreign residents. The area of private banking and the activity of the dealing room are strategic goals for the development of the U.K. branches in the coming years.

Global Private Banking results for the quarter and for the last three years reflect the successful implementation of the strategy centered on the implementation of an open architecture model through PAM, which brings the Bank's customers the best investment products from the world's leading financial bodies while providing the highest level of professional support.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif") - On December 13, 2005, an agreement was signed under which the Bank, through Tarshish Hapoalim Holdings and Investments Ltd., a wholly owned subsidiary, will acquire 57.55% of the means of control of Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereafter: "Bank Pozitif"), a bank incorporated and operating in Turkey, specializing in corporate and investment banking.

The owner of full control of Bank Pozitif is C Faktoring Anonim Sirketi, a company incorporated and registered in Turkey. The acquisition will be carried out via an investment in the company's equity, currently at $66 million, against an allocation of shares. The Bank's investment, which is calculated based on shareholders' equity plus a 1.7% premium, is expected to stand at $113-120 million, subject to adjustments to be carried out at the date of completion of the transaction. Through its investment in Bank Pozitif, the Bank intends to develop activity in the area of retail banking in Turkey, in addition to its current areas of activity.

Under the agreement, RP Explorer Master Fund, a company registered in the Cayman Islands (hereafter: "RP"), will also acquire 7.45% of the means of control of Bank Pozitif, in consideration for an investment of $15 million, against an allocation of shares. RP was also granted the right to purchase some of the Bank's holdings in means of control of Bank Pozitif within twelve months of completion of the transaction, against an amount not to exceed an additional $15 million, provided that after the purchase the Bank will retain no less than 50.1% of the means of control of Bank Pozitif. This right granted to RP is transferable to third parties.

If for some reason RP does not complete the transaction, such that it is not an owner of any means of control in Bank Pozitif, the Bank will be entitled to enlarge its holding in Bank Pozitif proportionally in its place. The parties also established a mechanism for compensation to be paid by the parties to RP should the latter be prevented from carrying out its investment in Bank Pozitif, all according to the terms stipulated in the agreement.

Concurrent with the acquisition agreement, an agreement was signed between the parties regulating their relationship as shareholders of Bank Pozitif, starting at the date of completion of the transaction. The Bank, as controlling shareholder of Bank Pozitif, will appoint a majority of board members, while other shareholders will have the right to appoint board members in proportion to the rate of their holding in Bank Pozitif. Among other things, the agreement grants the parties the right of first refusal in sales of shares, participation rights and participation in the sale of shares, and various rights related to a possible issue of Bank Pozitif shares, all according to the terms stipulated in the agreement.

The parties will attempt to complete the transaction within several months. Completion of the transaction is contingent upon the fulfillment of various prerequisites, primarily the receipt of required approvals from the relevant authorities in Israel and in Turkey, including approvals from the Supervisor of Banks in each country.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	June 30 2006	December 31 2005
	USD millions	
Assets		
Cash on hand and deposits with banks	**6,944**	6,970
Securities	**5,192**	3,373
Credit to the public	**4,244**	4,325
Credit to governments	**26**	3
Building and equipment	**27**	23
Other assets	**481**	328
Total assets	**16,914**	15,022
Liabilities and capital		
Deposits from the public	**12,202**	9,765
Deposits from banks	**1,552**	2,105
Bonds and subordinated notes	**1,260**	1,455
Other liabilities	**534**	432
Total liabilities	**15,548**	13,757
Capital means**	**1,366**	1,265
Total liabilities and capital	**16,914**	15,022

* Data as prepared for inclusion in the note on operating segments.

** Includes calculated capital for the Bank's branches which are not subsidiaries in the amount of $595 million (31.12.05: $561 million). The calculated capital includes the amounts of the original deposits that were deposited with the Bank's branches, in addition to profits recorded until the balance sheet date, including adjustments in respect of presentation of securities available for sale at fair value.

B. Statement of Profit and Loss*

	For the six months ended June 30	
	2006	2005
	USD millions	
Profit from financing activities before provision for doubtful debts	**92**	95
Provisions for doubtful debts	**-**	(4)
Profit from financing activities after provision for doubtful debts	**92**	91
Operating and other income	**63**	47
Operating and other expenses	**91**	90
Operating profit before taxes	**64**	48
Provision for taxes**	**26**	21
Operating profit after taxes	**38**	27
Minority interests' share in profits of consolidated companies	**-**	(2)
Net profit	**38**	25

* Data as prepared for inclusion in the note on operating segments.
** Includes provisions for additional taxes in Israel.

Set out below are the aggregate condensed financial statements of international activity (continued):

C. Customers' Assets

	June 30 2006	December 31 2005
	USD millions	
Deposits, Bonds and Subordinated Notes	**13,462**	11,220
Customer assets (off-balance sheet)	**8,487**	8,412
Total	**21,949**	19,632

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with Generally Accepted Accounting Principles, the main principles of which are outlined in Note 2 to the Financial Statements as at December 31, 2005. In implementing the Generally Accepted Accounting Principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the Bank's reported results. Actual future results may differ from estimates made when preparing the financial statements.

Some of the aforesaid estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations, in which changes may have a material effect on the financial results presented in the financial statements, are considered by the Bank, in all matters connected with accounting policy, as estimates and assumptions on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts, fair value of financial instruments, obligations related to employer-employee relationships, deferred taxes, contingent liabilities, and provisions for decline in value of assets.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' report on the financial statements as at December 31, 2005.

Liquidity and Policies for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.5% at the beginning of 2006, was raised to 5.25% at the end of April 2006.

The volume of term deposit tenders decreased in the first half of the year, from NIS 11 billion at the beginning of January 2006 to NIS 2.5 billion at the beginning of July 2006.

The Bank of Israel increased issues of short-term notes by approximately NIS 6 billion during the first half of the year.

As of February 21, 2006, banks' business hours were extended, as was the activity of the monetary department at the Bank of Israel, to 6:30 PM.

Unlinked shekel sources raised from the Bank's customers totaled NIS 86.3 billion at the end of June 2006, an increase of NIS 3.1 billion compared with the end of 2005.

Unlinked demand deposits (current account deposits and overnight deposits) with the Bank reached NIS 22.0 billion at the end of June 2006, compared with NIS 21.3 billion at the end of 2005.

Unlinked deposits rose to NIS 64.0 billion at the end of June 2006, an increase of NIS 2.5 billion compared with the end of 2005.

Unlinked saving plans decreased, and reached NIS 0.3 billion at the end of June 2006, compared with NIS 0.4 billion at the end of 2005.

CPI-linked sources accrued in saving plans and deposits with the Bank decreased, totaling NIS 30.4 billion at the end of June 2006, compared with NIS 30.9 billion at the end of 2005.

Foreign currency-linked sources, which mainly derive from foreign currency-linked saving plans and deposits, totaled NIS 1.7 billion at the end of June 2006, compared with NIS 2.1 billion at the end of 2005.

Foreign currency sources raised by the Bank from customers in Israel and abroad increased during the first six months of 2006 and totaled $21.5 billion at the end of June 2006, compared with $18.8 billion at the end of 2005.

Risk Management Policy

The Bank's activity is accompanied by financial risks - credit risk, which represents the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement, market risks deriving from exposure to price changes in financial markets such as: exchange rates, interest rates, and inflation, and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. The Bank manages these risks by assigning responsibility to designated members of the Board of Management. A regulatory requirement of capital adequacy applies to credit risk and market risks. The member of the Board of Management responsible for managing credit risk is Mr. S. Talmon. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Shushan. Legal risk is managed by the Chief Legal Advisor, Adv. I. Mazur.

Operational risk, excluding legal risk, is managed by each member of the Board of Management in accordance with the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business (risk to reputation, competitive risk, regulatory and legislative risk, economic conditions, and political and security-related risk).

The Supervisor of Banks has stipulated directives concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of the management of risks by the Board of Directors of the banking corporation, the management of risks by a Risk Manager who is a member of the Board of Management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks.

The Bank operates a Risk Management Area, headed by Mr. Y. Yarom. The Area's principal activities include control and assessment of credit risk, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk management culture within the Bank Group and a risk management policy architecture compatible with the Group's goals and the directives of Basle II and the local regulator.

The Basle II Accord is a set of new directives published during 2004 and 2005 by the Basle Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, inter alia, to establish capital adequacy requirements in relation to the level of credit and market risks and operational risks, to attain a broad system of risk identification, evaluation, management, and control, and to expand reporting to the public on the subject.

The Board of Management of the Bank views the implementation of the international standard detailed above as an important goal for the coming years. The Bank has charged the Risk Management Area with the responsibility for examining the implications and deciding on the ways to implement the directives of Basle II, as well as the directives of the Supervisor of Banks in Israel in this area, which are expected to be published.

As part of this deployment, in 2005, the Bank carried out mapping of gaps in relation to the Basle II recommendations and updated its long-term work plans in order to remedy such gaps, subject to changes that may be required when the Supervisor of Banks' directives on this matter are released, and subject to budgetary considerations.

The War in Lebanon

Israel is presently in a war situation in Lebanon which started after the date of the financial statement. For more details, see "Economic Activity" section.

The Bank has activated an emergency team headed by Members of the Board of Management in order to follow the events and to provide solutions to developments. Under his framework, the Bank prepared to open all branches, with volunteers from other regions reinforcing the northern branches, subject to the guidelines from the defense forces. The Call Center from Nesher (Northern Region), which was impacted, was replicated to the Central Region. Five buses were operative as "mobile branches" and reached Northern settlements in order to provide services to clients, even in areas where the Bank does not have a branch, and to maintain the continuous service of the ATM's.

The Bank is following the developments and at this point, it is difficult to evaluate the implication of the continuing battle on economic activity, and on the development of the Bank's business.

Credit Risks

The Bank's policy is based on distribution of the credit portfolio and controlled management of risks. Risk distribution is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on the assessment of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the business risks and potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes the overall credit policy, including various restrictions of the credit portfolio, which include limits on credit exposure to a single economic sector; limits on maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the risk level; and limits on maximum exposure to a group of borrowers. Any exception from these limits is reported to and approved by the Board of Directors.

Within the framework of collateral policy, principles and regulations have been set forth to determine the value of collateral with respect to its type and the type of credit that it guarantees, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, and volatility in the value of the collateral. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral management system is operational with respect to most types of collateral.

The credit management system relies on the delegation of credit management authority at different levels and on credit procedures that define the credit authorization process and control procedures. Overall responsibility for dealing directly with customers is assigned to one officer, the Customer Relations Manager. This enhances the ability to manage credit risks and improves the Bank's ability to monitor and control the process of generating collateral and the related documentation.

The Bank regularly invests resources in training employees responsible for making decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. Credit decision support systems for private customers have been operated, as has a process that conforms to Bank of Israel directives for the grading of borrowers who have an obligo exceeding NIS 400,000 (in November 1998 NIS). Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has developed computerized models for measuring the level of risk exposure at the transaction level and the customer level, in the case of financing Bank customers' transactions involving derivative financial instruments. These models allow the Bank to regularly monitor customers' financial situation. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Working procedures have also been defined for the closing of risk positions in respect to transactions and to customers.

On October 26, 2004, the Supervisor of Banks sent out a draft of a document entitled "Credit Ratings of Companies, Banks, and States", which is the first of a series of supervisory actions aimed at eventually implementing a capital adequacy system in Israel, in line with the principles established on this matter by the Basle Committee, in the Basle II document.

The Credit Risk Management Unit

The Credit Risk Management Unit reports to the Head of Risk Management at the Bank, and is included in the Risk Management Area.

The Unit's role is to formulate risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for measurement of credit risk rating and pricing at the level of individual borrowers and at the portfolio level, developing credit risk identification, control, and management methodologies, and promoting credit risk assessments in anticipation of the implementation of Basle II.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and examines the reliability of borrowers' credit rating.

The Hotels, Hospitality, and Food Services Sector

Despite the recovery in the last two years, the recent security-related events could harm activity in this sector. The Bank is continuing to monitor and supervise borrowers in the industry.

The Construction and Real Estate Sector

The Bank's Board of Directors has established a specific policy delineating the main criteria for financing borrowers in this sector, with reference to sub-sectors such as residential construction, commercial construction, office construction, and industrial construction. The Bank monitors activity in the different fields within the sector and examines supply and demand over a range of several years, by geographical distribution and by sub-sectors. For the purposes of financing in this sector, specific analysis and monitoring tools are used which help the Bank in the decision-making process regarding financial involvement in various projects. A substantial part of construction financing is carried out through construction loans. This method of financing is intended to facilitate the control and monitoring of the pace of project financing commensurate with progress in construction, with the help of external construction supervisors.

After years of sharp decline in the construction sector, activity in this sector is stabilizing, although the number of residential housing starts is low relative to the past. The decline continues in non-residential construction (commercial, industrial, and public buildings), whereas an increase is apparent in infrastructure. There was no significant change in the volume of problematic debts of this sector at the Bank in the first half of 2006.

Financing of Cores of Control and Share Packages

This area includes credit granted, for which collateral consists primarily of the acquired shares. In transactions of this type, the planned source of the repayment derives from the purchasers' expected cash flow from the company acquired and/or from the sale of the shares acquired.

A policy that includes detailed criteria for the approval of new applications for financing of cores of control and share packages was approved by the Board of Directors of the Bank for 2006 as well. Economic developments in the financial markets influence the value of these shares. The Bank monitors the market value of shares traded on the stock exchange that serve as collateral for the Bank, and adjusts its valuation of the acquired company on the basis of its expected cash flow. The Board of Directors of the Bank receives quarterly reports on the Bank's credit position in this regard.

The Bank is implementing measures to improve supervision, control, and monitoring, and to identify high-risk borrowers as early as possible, through the use of monitoring and control tools at different managerial levels within the Bank. In accordance with these procedures, problematic debts are assigned classifications determined by the Supervisor of Banks.

Set out below are the developments in problematic debts[1], according to the classifications determined by the Supervisor of Banks:

	June 30		December 31
	2006	2005	2005
		NIS millions	
Non-income-bearing	**5,070**	5,900	5,639
Restructured[2][b]	**965**	1,310	1,473
Designated for restructuring[3][b]	**1,748**	683	1,479
In temporary arrears	**1,204**	1,097	1,147
Under special supervision[a][b]	**8,779**	12,170	9,319
Total balance-sheet credit to problematic borrowers[1]	**17,766**	21,160	19,057
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,557**	2,494	1,850
Bonds of problematic borrowers	**113**	328	294
Other assets in respect of derivative instruments of problematic borrowers	**120**	40	3
Overall credit risk in respect of problematic borrowers[1]	**19,556**	24,022	21,204
Assets received in respect of discharged credit	**113**	107	76
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**462**	438	417
(b) Of which: debts for which a specific provision exists[4]	**5,389**	5,845	5,831

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limiting indebtedness of a borrower and of borrower groups.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with extent of arrears exists.
(5) As calculated for the purpose of limiting indebtedness of a borrower and of borrower groups, except in respect of guarantees provided by a borrower for the purpose of securing the indebtedness of a third party.

The Bank supervises and monitors problematic borrowers more closely, and endeavors to reduce its exposure to credit risk in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them.

In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Management of Market and Liquidity Risks

Market risks arise from the Bank's exposure to exogenous price changes in the financial markets in which it operates, such as changes in interest rates, exchange rates, share prices, and commodity prices. In practice, the Bank is mainly exposed to changes in interest rates (interest-rate exposure), exchange rates (currency exposure), and inflation (linkage base exposure). In addition, liquidity risk arises from uncertainty with regard to the availability of resources.

Policy

ALM and market and liquidity risk management policy are defined and controlled by a global asset and liability management committee of the Bank's Board of Management. The Bank's Chief Executive Officer heads the committee, while ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior officials at the Bank. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to currency and interest-rate risks, subject to the directives issued by the Supervisor of Banks. Policy and the establishment of limits are submitted for discussion and approval to the Board of Management, the Business and Budget Committee, or the plenum of the Board of Directors, as relevant. The Bank's overall risk level, which is approved by the Board of Directors, is based on guidelines that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limitations for each of the various trading activities. The Bank's market-risk management policy is aimed at increasing expected returns, while maintaining approved and controlled risk levels.

Risk Management

Market and liquidity risks related to ALM and trading activity are managed based on a global view of the activity of the Bank in Israel and its branches abroad. As of May 2006, this activity is managed under the authority of the Head of Global Treasury, a Member of the Board of Management. The Bank differentiates between non-trading exposures created during its routine asset and liability management (hereafter: "ALM") and "trading" exposures. The trading exposures are a result of the Bank's activity as a market maker and a trader in financial instruments, and from the Bank's proprietary investments in financial assets that are classified as part of the trading portfolio. Exposures are managed by the ALM units and dealing rooms in Israel and abroad, which are engaged in financial trading activity.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively in the financial markets even during situations of exceptional demand and supply.

In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity risk evaluation model approved by the Board of Management and the Board of Directors, taking into consideration the proven stability of deposits at the Bank over long periods of time. In the model, future cash flows are forecast based on maturity dates and on various assumptions regarding the roll-over and maturities of assets and liabilities, for various scenarios. The liquidity ratio is calculated for each scenario, as required by the Bank of Israel. A minimal level for this ratio is stipulated in procedures, in accordance with an authorization hierarchy.

The Bank operates a sophisticated and comprehensive computerized system of Asset and Liability management (ALM) for liquidity and interest rate risks. A daily liquidity risk report is generated from this automated ALM system, based on the internal model approved by the Board of Directors.

Market Risks in the Overall Activity of the Bank

The Bank's overall risk level is measured and controlled according to guidelines that include limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. The ALM system also enables the Bank to estimate its earnings at-risk (the effect of changes in risk factors on future income) under various assumptions.

- Exposure to Exchange Rates and Inflation - Linkage Base Risk
- Interest Rate Exposure

Trade Exposure to Market Risks

- Currency Exposure - Market Making and Trading
- Interest Rate Exposures - Market Making and Trading
- Bond Trading Portfolio

A detailed description of the management of market risks related to ALM and Trading activities appears in the Annual Report (2005).

Following are the main data for the reporting period:

Overall activity of the Bank:

Sensitivity of the Bank's capital to changes in the CPI and in foreign exchange rates (theoretical change in economic value as a result of each scenario)

	June 30, 2006	Maximum in the period	Minimum in the the period
Scenario		in NIS millions	
1% change in the CPI	**(64.6)**	(92.2)	(64.6)
3% change in shekel/dollar exchange rate	**(6.6)**	(20.3)	(3.4)

Sensitivity of the Bank's capital to parallel shifts in interest rate curves (theoretical change in economic value as a result of each scenario)

	June 30, 2006	Maximum in the period	Minimum in the the period
Scenario		in NIS millions	
1% shift in CPI-linked interest	**(15.8)**	(27.6)	(9.5)
1% shift in unlinked interest	**(31.8)**	(59.8)	(31.8)
1% shift in foreign currency interest	**(161.3)**	(162.2)	(69.8)

Trade Exposure

VAR Estimate of Trading Activity

	June 30, 2006	Average for the period	Maximum for the period	Minimum for the period
	in NIS millions			
Bond trading	**13.8**	13.5	17.0	12.6
Trading in the dealing room	**9.8**	11.4	21.8	5.7
Total trading in Israel	**23.6**	24.9		

Implementation of the long-term strategic plan and growth of activity and risk are carried out in conjunction with the reinforcement of controls.

Market and liquidity risks are managed separately by each banking subsidiary, according to the policies determined by the board of directors of each company, but in line with uniform principles established by the Bank for the management of market and liquidity risks, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits, and reporting are carried out or monitored by the Risk Management Area, independent of the ongoing analyses and reports performed as part of the operation of the Global Treasury Area. The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of the market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group , and to monitor market and liquidity risks in the Group.

The Bank's overall risk level, is assessed and monitored according to guidelines that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is performed for the overall activity in the Bank's portfolio, using the VAR (value at risk) method. The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance that is predefined at the Bank. Risk estimates are calculated using an automated market risk estimate system. This sophisticated system provides pricing models for all the financial instruments traded by the Bank, and makes it possible to estimate the overall risk inherent in the Bank's trading portfolio and in the Bank's books in general at any given time horizon.

Risk estimation as well as limit control of trading positions are performed daily.

Methodology for Estimating Market Risks

The risk is calculated for a horizon of ten business days and at a significance level of 99%, and is the highest of the risk estimates produced by the historical simulation and the Monte Carlo simulation. Under these two methods, a full revaluation of the trading portfolio is made numerous times in order to produce an estimate.

An assessment of the Bank's overall risk level is executed once a month, by use of a historical simulation and the use of a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basle Committee, in order to examine the validity of the risk estimate model. The results of these tests are reported to the Board of Management and to the Board of Directors
Additional details on the methodology of market risk assessment and its limitations are discussed in the Annual Report (2005).

Reporting

The Board of Directors' Business and Budget Committee receives periodic reports on risk exposure and on the results of operations, and monitors the implementation of policy that has been approved. (These procedures apply to all types of exposure detailed below.) In addition to periodic reports, procedures have been defined for reports to the secondary committees or the Board of Management on "trigger events" such as losses exceeding the limit defined in the procedure, or a material exception from procedures.
During the second quarter of 2006, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.
Periodic reports on market and liquidity risks at subsidiaries are submitted to the Board of Management and the Board of Directors of the Bank, at a suitable frequency based on the risk level.
The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, and for currency and inflation risks at the Bank Group. The capital required in this respect in June 2006 was NIS 420 million, of which NIS 249 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 171 million were in respect of other subsidiaries.

Update of Exposure Policy for Market and Liquidity Risks

At the beginning of 2005, the Board of Directors of the Bank approved a long-term business plan, which sets forth a significant, gradual expansion of the areas in which the Finance Area operates, in Israel and abroad. The plan includes entry into new areas of activity, expansion of activities in existing areas, and an update of risk limits and exposure guidelines. During the quarter, there was no change in the overall risk limits. A risk limit constriction, which is included in the general authorization for options trading, was allocated to options trading in branches abroad.

The Dealing Rooms' Activity in Foreign and Local Currency Financial Instruments

The Bank operates under a unique format for providing comprehensive hedging and investment services to its customers via its dealing rooms. The Tel Aviv dealing room supplies customers with services in all financial instruments - foreign and local currency, interest rates, and structured products. In April, market making activity began in futures on "Shahar" bonds, and Bank Hapoalim was chosen as one of the market makers in this area. In addition, the process of organizing the activity of market makers in bonds is scheduled for completion in the third quarter of 2006; this activity will be conducted at the Bank Hapoalim dealing room (the dealing room has already started to quote bid and offer prices to the Bank's major customers). As in bonds, the dealing room is also a market maker in most of the products in which it is active. As a primary market maker, the Bank is able to offer better service to its customers, while benefiting from the bid-offer spread it quotes to customers.

Political and economic events both in Israel and globally cause volatility in exchange rates and interest rates, which may expose customers to deterioration in their financial results. Customers protect themselves from such exposure by carrying out transactions that protect their cash flow even during exceptional fluctuations in the market. Along with the exposure caused to some customers during the routine course of their business, the market fluctuations also present an opportunity to investors who seek to take advantage of them in order to derive profits.

Derivative transactions with the Bank's customers are conducted in accordance with the credit limit allocated to them by the credit authorities at the Bank, and on the basis of the Bank's internal model that defines the credit exposure inherent in derivative transactions.

In recent years, there has been a steady increase in awareness of the activities offered by the dealing room, both from customers seeking hedging transactions as well as from investors. This increase has also led to demand for a broader range of products at a higher level of sophistication. In response to these needs, and in order to preserve the Bank's status as a leader and innovator, the dealing room continues to develop unique financial and derivative instruments for its customers in these areas, and provides a considerable portion of the supply in the market. These instruments cover a broad range of needs of the different players in the market. Recently, the emphasis has been on innovative investment programs targeted to private banking customers, and on products for the protection of financing obligations, targeted to the corporate sector. In addition, the experience and expertise accumulated by the dealing room along with its close relationships with leading banks worldwide, enable it to tailor products to almost any financial need and any transaction structure (underlying asset, period, and risk profile). Recently, the marketing activity directed to foreign financial institutions was reinforced, which already is manifested by a significant increase in volumes of activity with these clients.

Operational Risk

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk and risk to reputation.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk is within the authority of the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department in the Risk Management Area.

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting obligations, taking into consideration the Basle II guidelines. The bank is preparing to implement the Basle II recommendations in stages.

As part of the preparations for the Basle II Sound Practice principles, in line with the Bank's policy in this area, the following projects are underway at the Bank:

- Analysis of gaps between Sound Practice requirements and the current state of operational risk management, and the definition of an outline to close those gaps.
- Analysis of the alternatives proposed by the Basle Committee for the calculation of regulatory capital (the Bank of Israel has yet to issue guidelines on this matter).
- Collection of data on actual events of operational damage in the past.

- Mapping of operational risks at the Bank and the Bank Group, based on a uniform methodology for identifying, mapping, and assessing risks. The project will gradually come to encompass the key work processes at the Bank and the Bank Group, as well as the institution-wide operational risks.
- Mapping of weakspots for potential embezzlement and fraud and of the accompanying controls in these matters.
- Activity in the area of information security, as required by law, in order to reduce information security risks.

The Supervisor of the Prohibition of Money Laundering and Financing of Terrorism

During the second quarter of 2006, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Information systems regarding customers with public exposure were added and enhanced, and a system was set up to scan names against international lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and financing of terrorism.

Training and integration of legal provisions continued, with an emphasis on international banking activity and on accounts of foreign residents, relying extensively on lessons learned from events in Israel and elsewhere. Concurrently, there was a significant increase in the number of reports to be handled by the unit headed by the Supervisor for the Prohibition of Money Laundering and the Financing of Terrorism laws.

The Department continues its initiatives in the area of developing control tools to identify, examine, and report to the Israel Money Laundering Prohibition Authority on unusual activities in accounts and on transactions by walk-in customers.

The Supervisor of the Prohibition of Money Laundering is solidifying and expanding measures to ensure implementation of the policy within the Bank Group, in Israel and globally.

Note that the directives of the Prohibition of Financing of Terrorism Law apply to terrorist organizations and terrorist operatives declared as such by the agencies responsible for handling this law, as well as to organizations and operatives not declared as such, including organizations that are not an affiliated group of people.

As of the date of approval of the financial statements, the regulations required under the Prohibition of Financing of Terrorism Law to determine the manner in which terrorist organizations and operatives are to be declared as such have not been put in place.

Furthermore, since the law, as noted, also applies to corporations, non-affiliated groups, and individuals that have not been declared to be connected with terrorist acts, the Bank doubts whether it can fulfill the task with which it has been charged, in the absence of tools that could be used to identify terrorist organizations and operatives that have not been declared as such by government agencies.

The Bank has alerted the Minister of Justice, the Attorney General, and the Supervisor of Banks to the aforesaid difficulties in the implementation of the law. The Minister of Justice's response dated August 3, 2005, stated, inter alia, that, "Offences under Sections 9 and 10 of the law are offences requiring criminal intent... Therefore, in the absence of the foundations of criminal intent, criminal liability shall not be imposed under these Sections".

In this context, following a reassessment of the Bank's business relationships with Palestinian and Arab banks operating in the Palestinian Authority, in accordance with agreements previously made with these banks, on April 5, 2006, the Bank notified these banks of the cessation of its business relationships with them. The cessation has been carried out in part, while part was to be carried out in July 2006. Before implementation, the relevant State authorities were notified of the cessation; however, in accordance with a request by the Governor of the Bank of Israel, the Bank agreed to continue these relationships until September 15, with the intention that by that date a satisfactory legal and operational solution will be found that will enable the Bank to provide services to these banks and their customers after that date as well.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, published in 2002, represents a new and important phase in adherence to and compliance with consumer protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer is required under the general framework of risk management in a banking corporation. The Officer's role includes assisting management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations in the area of consumer protection directives and improvement of the infrastructures survey. Monitoring is done in conjunction with the professional departments until the handling of the issue is concluded. In certain cases, handling may require changes to automated systems. In addition, changes in legislation and tax directives are monitored, as they pertain to consumer protection directives.

Main activities in the first half of 2006:

In the area of training, planned visits to branches and Regional Managements were made in order to further the absorption of consumer protection directives. Training and incorporation of the use of the compliance officer's kit which was distributed to the branches, for the use of the branch compliance officer, continues. Educational material on the subject of Banking Secrecy was distributed and incorporated.

Branch compliance officers continue to receive training on a personal basis and on a regional basis from regional compliance officers.

Work continued on newly approved projects that will serve as support tools for control of compliance with consumer protection directives. These tools will service the Unit, subsidiaries, and auxiliary corporations in the Group.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, inter alia, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation", the Bank's activities are guided and bound by a system of laws, rules, and regulations (including, inter alia, the Banking Ordinance, 1941, the Bank of Israel Law, 5714-1954, the Banking (Licensing) Law, 5741-1981, and the Banking (Service to Customers) Law, 5741-1981), as well as the regulations and rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations", and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by governmental agencies, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at a specified rate; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations", as defined in the Banking (Licensing) Law.The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competitive Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "risk of a loss due to the inability to enforce an agreement by legal actions."

Legal risks handled by the bank as part of the plan formulated, as described below, include the following: risks resulting from legislation, regulations, rulings, and directives of government agencies; risks resulting from actions not backed by adequate agreements or taken without legal advice; and risks resulting from legal proceedings. It is the responsibility of the Head of Legal Risk to minimize and manage such risks.

In 2003, a legal risk plan was prepared at the Bank.The plan includes a document on policy and the interface between legal counsel and Bank units, and addresses legal risk management at the various units of the Bank. A separate policy document was prepared for subsidiaries in Israel and abroad, and each company was asked to prepare an individual risk management document appropriate to that company and its activity, based on the guidelines of the aforesaid policy document.

The plan emphasizes the following points:

- Identifying and handling areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk management policy which each subsidiary must adapt to its circumstances and operations; also required of these subsidiaries are mechanisms for reporting to the Head of Legal Risk.

In 2004, the preparation of most of the individual procedures of subsidiaries in Israel and abroad was concluded, and the Bank began receiving reports from some of the subsidiaries. The Bank also began to take steps towards implementation of the policy documents that comprise the legal risk management plan; in addition, development of legal risk management software began.

Capital Market Activity

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:

The Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Capital Market in Israel (Legislative Amendments), 5765-2005 (hereafter: the "Law for Increasing Competition");

The Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005;

The Supervision of Financial Services (Provident Funds) Law, 5765-2005.

In addition, the Joint Investments Trust (Distribution Commissions) Regulations, 5766-2006, and the Supervision of Financial Services (Provident Funds) (Distribution Commissions) Regulations, 5766-2006, were published on February 26, 2006.

The legislation passed has wide-ranging implications for many and varied acts of legislation. The provisions of these three laws (hereafter: the "Laws") are complex and require study and interpretation. It will be possible to interpret them accurately only as they are put to the test in practice, with reference to the position statements made by the various competent authorities and by the courts.

For further details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005.

Securities

The Bank Group's capital market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; custodial services in securities; research and consulting services for customers on the capital market; management and operation of mutual funds; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes the management and operation of provident funds, advanced study funds, and a central severance pay fund owned by the Bank, as well as monetary trust and operational management of provident funds controlled by other entities. Some of the financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field.

Among other things, the Bank operates through subsidiaries engaged in the management of investment portfolios in securities and financial assets, for private customers, corporations, non-profit associations, and institutions, and which also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the "Maof" Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 1,523 million in the first half of 2006, an increase of approximately 65% compared with the first half of 2005. The average daily turnover of bonds totaled NIS 1,543 million in the first half of 2006, a decrease of approximately 22% compared with the first half of 2005.

Mutual Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in mutual fund management companies within four years of the publication of the aforesaid law. (For details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005). On March 31, 2006, the Bank completed the sale of the entire management rights of Poalim Mutual Funds Ltd. (PKN). (For further details regarding the sale, see Note 7 to the condensed financial statements).

On March 28, 2006, the sale of the mutual funds management rights of Yahav Massad Mutual Funds Ltd. was completed, in consideration for a total of NIS 56 million. Net profit from the sale totaled NIS 33 million.

The Bank Group's mutual fund activity is conducted by the following companies: Lahak - Mutual Funds Management Ltd. and Otsarit - Mutual Funds Management Co. Ltd. In the past, the Bank Group also operated through Poalim Mutual Funds Ltd. and Yahav Massad Mutual Funds Ltd., until the sale of their mutual funds, as noted above.

The volume of assets on June 30, 2006, totaled NIS 14.6 billion, compared with NIS 37.6 billion at the end of 2005 (including assets of PKN in the amount of NIS 17.6 billion).

The following are the main details regarding the Bank's remaining holdings and investments in the area of mutual funds:

Lahak - Mutual Funds Management Ltd. (hereafter: "Lahak") - manages mutual funds with assets totaling NIS 14.0 billion on June 30, 2006, compared with NIS 18.1 billion at the end of 2005.

Otsarit - Mutual Funds Management Co. Ltd. (hereafter: "Otsarit") - manages mutual funds with assets totaling NIS 581 million on June 30, 2006, compared with NIS 647 million at the end of 2005.

On July 3, 2006, the fund manager and Bank Otsar Hahayal Ltd. signed an agreement with Gaon Mutual Funds Management Ltd. (hereafter: "Gaon Funds") and Gaon Investment House Ltd., under which Gaon Funds will acquire the entire mutual fund management activity of funds managed by the fund manager (hereafter: the "funds"), as well as the reputation of the fund manager, in consideration for a total of NIS 23 million. The agreement will take effect subject to conditions including regulatory approvals. Otsarit's net profit from the sale is expected to total approximately NIS 14 million.

Mutual Fund Distribution

Until the publication of the report, the Bank has reached agreements with most of the Mutual Fund Managers in Israel with regard to the levy of distribution fees for mutual fund units held through the Bank.

Poalim Sahar Ltd.

The company is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, and safekeeping and account management services.

Peilim - Portfolio Management Company Ltd.

The company manages investments for private customers, business organizations, institutions, and non-profit entities. The company also manages investments for personal severance pay funds and portfolios through mutual funds. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

On June 30, 2006, the company managed portfolios at a monetary value of NIS 7.2 billion, compared with NIS 6.9 billion at the end of 2005.

Under the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment portfolio management services to institutional investors (joint trust investment funds, provident funds, and insurers with investments credited to insured clients).

Provident, Advanced Study, Severance Pay, and Paid Sick Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years from the law's publication (for details regarding the reform in the capital market, see Note 31 to the financial statements as at December 31, 2005).

The following are details of the Bank's remaining holdings and activity in the area of provident funds:

Provident funds are a supplementary form of pension saving for the majority of salaried employees, the main basis for the pension arrangements of the self-employed, and a form of financial saving for all savers in the market. Provident funds combine tax benefits with a wide range of saving possibilities. The funds are financial institutions and institutional investors, and are important elements in the Israeli capital market, in terms of their actual activities as well as their weight in the financial asset portfolio of the public.

The provident funds managed by the Bank Group include pension-saving and severance pay funds, advanced study funds, and central funds for severance pay and paid sick leave. Despite the significant differences between these entities in terms of saving and accrual criteria and rates of return, they are often referred to without differentiation. This is because provident funds serve as a medium and long-term saving package that offers tax benefits for deposits and investment earnings.

The Bank Group is the leading institution in Israel in terms of the asset volume of the provident funds under its management, the number of members' accounts, and the variety of funds offered. The value of the assets of the provident funds managed by the Bank Group reached NIS 96.6 billion at the end of the first half of 2006, compared with NIS 96.1 billion at the end of 2005, an increase of 0.5%.

The following are details of the provident funds managed by the Bank:

The Bank operates and provides services to 74 provident funds, including 35 pension saving and severance pay funds, 23 advanced study funds, 14 central severance pay funds, and two central paid sick leave funds.

54 provident funds are intended for all members, while 20 funds are sectoral funds or factory funds operated for members in unique sectors.

24 provident funds are bank funds, under the Bank's partial or full ownership.

15 managed provident funds are companies or plans managed by management companies controlled by other entities.

35 provident funds are owned and managed by private investment houses. The Bank provides these funds with operational services and manages the provident fund account system for the management company, including the management of members' accounts for the fund, preparation of information given to members, and delivery of the information to members. In addition, Bank branches are used as customer service centers for members, in return for part of the management fees charged by these funds.

The asset value of the provident funds managed by the Bank reached NIS 65.4 billion at the end of the first half of 2006, for some two million member accounts, compared with NIS 65.7 billion at the end of 2005, a marginal decrease of 0.6%. The decrease in the value of the funds' assets in the first half of 2006 resulted from the declines on the stock market in June, which influenced the value of tradable investments, as well as the continued negative net accrual from members (a surplus of withdrawals over deposits).

Provident funds managed by the Bank, excluding funds with guaranteed yield, bore a cumulative gross nominal return (before deducting management fees) of 1.0% in the first half of 2006, or a negative gross real return of 0.2%.

"Gadish" is the largest provident fund in Israel, whose asset value at the end of June 2006 amounted to NIS 20.2 billion, with approximately 699,000 member accounts. The gross nominal return of the Gadish fund was 0.9% in the first half of 2006, or a negative gross real return of 0.4%.

In provident funds with guaranteed yields, members received a profit rate in accordance with the guaranteed real yield in the first half of 2006.

In accordance with the legal arrangement that applies to provident funds, deposits made starting in 2006 to pension-saving accounts with a self-employed status cannot be withdrawn after 15 years have elapsed from the date of the first deposit in the account, as was the case in the past; instead, withdrawal is only possible starting at the age of 60. Data for the first half of 2006 indicate that this provision has led to a decrease, or possibly the elimination, of new deposits in Young Member accounts, which were originally intended for savings to be withdrawn after 15 years, when the members reached maturity.

Provident funds of Bank Otsar Hahayal:

The value of the assets of the provident funds and the advanced study funds managed by Bank Otsar Hahayal reached NIS 5.2 billion at the end of the first half of 2006, compared with NIS 5.4 billion at the end of 2005.

In January 2006, Bank Otsar Hahayal reached an agreement with the insurance company Ayalon to sell the provident funds "Bitachon", "Bitzaron" and "Shiryon", and a central severance pay fund, whose asset volume at the end of 2005 was NIS 1.1 billion, in consideration for a total of approximately NIS 39 million. The final amount will be determined on the date of signing of the agreement. Net profit is expected to total NIS 23 million.

Provident funds of Bank Massad:
Bank Massad manages the provident fund "Daphna", whose asset volume reached NIS 2.2 billion at the end of the first half of 2006, similar to the volume at the end of 2005.
Bank Massad also provides operational services to six provident funds and three advanced study funds, whose volume of assets reached NIS 2.6 billion at the end of the first half of 2006, compared with NIS 2.5 billion at the end of 2005.
Provident funds of Bank Yahav for Government Employees Ltd.:
The value of the assets of the provident funds and the advanced study funds managed by Bank Yahav reached NIS 21.2 billion at the end of the first half of 2006, similar to the balance at the end of 2005.

Pension Advising

According to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (hereafter: the "Pension Advising Law") and of the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increased Competition and Reduced Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005 (hereafter, jointly, the "legal arrangement"), the Bank will be permitted to engage in pension advising in the future, under the terms stipulated in the legal arrangement.
The Bank is preparing for the time when it will be able to commence engaging in pension advice, as noted, in various activities. Among other things, the Bank is working to train pension advisors, adapt the Bank's procedures and systems, formulate distribution agreements, and adapt suitable pension solutions to customers' unique characteristics.
As part of the aforesaid preparations, the Bank is considering the possibility of acquiring the company Meitavit Ma'ayan Research and Development Ltd., which owns the rights to products and system developments of the necessary type, and has the expertise to prepare specifications for, write, and modify software solutions for pension advising.

During the first half of 2006, the Bank continued to examine the various options likely to be available to it for the implementation of the provisions of the new legislation and divestment from all of its holdings in provident and mutual funds. At this stage, the Bank is examining the possibility of selling the companies that manage the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.
In the Bank's opinion, even after the sale of the rights related to the management of P.K.N. funds, as described in Note 7 to the condensed financial statements as at June 30, 2006, it is still possible that the implementation of the provisions of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual fund management companies may have an adverse effect on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, as many uncertainties exist, with regard to the following matters, among others:
The ways in which the Bank may choose to divest from the balance of the assets from which it is required to divest under the provisions of the new legislation, and the financial consequences of each of the options chosen; the timing of such divestment; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank may collect from its customers for advising on their investments; and the date at which the Bank will be permitted to sell pension products.

The Bank Group's income from provident fund management fees totaled NIS 205 million in January-June 2006, compared with NIS 188 million in the same period last year, and NIS 368 million in the whole of 2005.

The Bank Group's income from mutual fund management fees totaled NIS 171 million in January-June 2006, compared with NIS 235 million in the same period last year, and NIS 499 million in the whole of 2005.

See Note 3 to the Condensed Financial Statements and the Auditors' Review Report.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

The Bank's community involvement focuses on work with children and adolescents, with the aim of advancing the generation of the future, and its activity is expressed in several diverse areas of activity and projects:

- "Poalim for the Community" Foundation - contributes to a wide range of organizations that support the needy.
- "Read & Succeed" - in addition to the Bank's ongoing community activities, the flagship project "Read & Succeed" was launched in 2004, to encourage reading by children and adolescents and to increase public awareness in this area. The project continued in 2005 and 2006.
- "Poalim Volunteers" - extensive volunteer activities by Bank employees, encouraged by Bank management, on both an organized and an independent basis.
- Community-oriented sponsorships - funding social activities through community-oriented sponsorships.
- Donations of computers and equipments - each year the Bank donates computers and equipment to educational institutions, health care institutions, and various associations.
- Special community projects - on Jewish holidays and special occasions, Bank Hapoalim participates in activities for society and the community.
- The "Violence - No Way" project - the Bank is active in the area of fighting violence.
- A television campaign on the subject of the community - to encourage and promote this issue.
- Support of residents in the conflict zones - Volunteer employees distribute "shelter kits" to the local residents in the effected areas.
- Collaboration with the "Matan - Your Way to Give" Foundation - the Bank's employees and managers take an active part in activities through "Matan - Your Way to Give", which raises donations from employees for a variety of community projects.

Through these areas of activity, and through the various projects promoted by the Bank Group, the Group's commitment to the community in the first half of 2006 was expressed in a financial contribution of approximately NIS 25 million.

"Poalim for the Community" Foundation - Monetary donations to numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In 2005, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening weak populations, and support for educational institutions, culture, welfare, health care, and science. Through the Foundation, the Bank contributes to higher education institutions, to scholarships for university students and underprivileged schoolchildren, and to the development of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and require special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation also contributes to museums throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which "Poalim for the Community" is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help in realizing wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim in the Community" has taken on the aim of changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, it decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth, and continued the project in 2005 and 2006. This decision arose from a series of highly troubling data, indicating the 'cultural context' of Israeli children, which will influence their status as adults, and will deeply affect our future society. The "Read & Succeed" project is being carried out with the support of the Ministry of Education, Culture, and Sports, with the aim of raising public awareness.

As a key element of the project, the Bank has purchased tens of thousands of books, while also collecting books at the Bank's branches, for distribution to school libraries throughout Israel. The project also includes a public informational campaign, in which the Bank invites the general public to bring children's books to its branches for donation to libraries. Other activities include meetings between students and well-known children's authors, a nationwide reading quiz game, and a public informational campaign, conducted in collaboration with the Reshet television company, the Children's Channel, and other media, in which familiar figures that are popular among children and adolescents promote changes in reading habits. An additional component of the project is based on Bank employees' participation in volunteer activities related to the project.

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources, Logistics, and Purchasing Areas, the employees' union, the Manager of Community Affairs, regional administrations of the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees in several areas of Israel are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

Community-oriented sponsorships - The Bank is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health care institutions.

Donations of computers and equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates hundreds of computers and other equipment each year.
In the first half of 2006, the Bank donated 976 computers.

"Poalim for Culture and Nature in Israel" - At Passover, "Poalim in the Community" decided on a special project in which all Israelis were invited to visit 37 sites and museums throughout Israel free of charge, during the holiday. This project was successfully launched in 2005, and the Bank decided to expand it in 2006.
Bank Hapoalim believes closeness to our heritage and culture is of the utmost importance, and as part of this aim decided to enable parents and children throughout Israel to travel during the holiday and enjoy a variety of museums and sites all over the country, without the visits causing a heavy financial burden for the families.

"Violence - No Way" project - On June 15, 2006, the Bank launched a project aimed at fighting violence. "Poalim in the Community" will support and participate in extensive activity among adolescents such as: explanatory and instructional activities at recreational sites; integration of Bank employee volunteers in police activity in recreational areas; operation of mobile units operated by professionals and Bank employees, aimed at identifying adolescents at risk and in distress, and referring them for professional support; operation of mediation centers for adolescents who have suffered or inflicted hurt; rehabilitation of adolescents involved in criminal activities; and more. These activities will be carried out in collaboration and coordination with the Ministry of Public Security, the Israel Police, the Ministry of Education, the Center for Local Government, and heads of municipalities, as well as with regional and central radio stations throughout Israel.
In addition, a collaboration with "Keshet" television, through its "Star is Born 4" program, will produce a program with a high level of involvement and identification with the topic.
The nationwide activities will be accompanied by the slogan "Violence - No Way".

Television campaign on the subject of community - In March 2006, the Bank launched a television campaign showing activity for the benefit of the community, with the aim of encouraging and promoting more activities and volunteerism for Israeli society and communities.
Within the campaign, Bank Hapoalim called the general public to contribute to the organizations "Haim" and "Etgarim", with a commitment that "Poalim in the Community" would double any amount contributed to these organizations during the campaign (shekel to shekel).
The campaign showed three of the dozens of projects in which "Poalim in the Community" is involved in the area of contribution to the community: the "Etgarim" organization, which works to enable disabled persons to participate in challenging sports activities; the "Haim" organization, which among other things enables children with cancer to take a flight over Israel and pilot the airplane themselves; and the "Cozy Corner" project.
The slogan "Acting wholeheartedly broadens the heart" that closes the clips demonstrates the genuine sensation experienced by anyone involved in these projects, and connects to the Bank's slogan and philosophy that "Being first is a commitment". Being first is also a commitment to help others, a commitment to serve as a personal example, and a commitment to donate from the heart.

Assistance to conflict-zone residents - Volunteers on behalf of Bank Hapoalim distribute hundreds of "shelter kits" each day to residents of northern and southern Israel who are forced to remain in bomb shelters and protected areas. Each kit includes a television, DVD, fan, books, activity books, sweets, and air conditioners for bomb shelters. Bank representatives also distribute care packages to soldiers in the North.
In addition, the "Read & Succeed" project operated by "Poalim in the Community" to encourage reading among children and adolescents is mobilizing to help residents of northern Israel. The Bank will distribute tens of thousands of books to people staying in shelters, and a professional team will hold dozens of story hours in shelters.

"Matan - Your Way to Give" (hereafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation.
Through the "Matan Campaign", employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting weak groups in society and strengthening them. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers", assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Other Matters

The Israel Police conducted an investigation into the "Poalim for You" campaign initiated by the Bank in late 1993, including customers' complaints against the Bank in respect of the provision of advice/recommendations to invest in mutual funds of the Bank in late 1993 and early 1994.

On November 5, 2003, media publications reported that a police investigation was being conducted in connection with an agreement concluded on March 30, 1999, between the Bank and the National Insurance Institute, under which disagreements that had existed between them concerning sums that the Bank had not forwarded to the National Insurance Institute during the 1980s were resolved.
The National Insurance Institute's demand of the Bank in respect to the aforementioned past debts came to NIS 86 million, including penalties and linkage differentials. According to the agreement, the Bank paid the National Insurance Institute the sum of NIS 20 million for full clearance of all claims by the National Insurance Institute for National Insurance premiums through the end of 1994. According to the reports, the police investigation also concerns a payment that the Bank made to a consultant that it had employed for assistance in attaining the aforementioned agreement, at the rate of 10% (plus VAT) of the difference between the National Insurance Institute's demand and the sum stipulated in the agreement.
During the police investigation, a former Member of the Board of Management and Head of Comptrolling was detained for questioning from November 5 to November 11, 2003, and resumed his full duties at the Bank on December 1, 2003. With regard to the agreement of March 30, 1999, the former Director General of the National Insurance Institute, Prof. J. Stessman, stated to the media and to the Knesset Labor and Social Affairs Committee that the agreement had been reached lawfully, after having been examined by the chief legal advisor of the Institute and approved by 15 members of the Institute's management. He claimed that the agreement had also been examined by the State Comptroller and was found to be free of flaws.
In the Bank's opinion, under these circumstances, the foregoing will have no effect on the Bank's financial position or its results of operations.

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.
As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning. Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the results and consequences of the investigation.

After the release of the Bank's annual financial statements for 2005, criticism was published in the media regarding the amount of the overall compensation paid to the Bank's senior executives, as reported in the financial statements.

In its meeting dated April 27, 2006, the Board of Directors of the Bank held a discussion of the compensation plan for the Bank's senior executives and determined that the principles instituted at the Bank from 1998 to the present were approved in a legal manner and served the best interest of the Bank and of all of its shareholders.

However, in view of the public sentiment on this matter, the Board of Directors resolved to establish a committee comprised of Board members, in which all external directors will also participate, to reexamine the compensation system. The Board of Directors emphasized that it is appropriate that the compensation policy for executives should continue to be based on achievements, excellence, and the attainment of business objectives, as has been the practice until now, for the good of the Bank and its shareholders. At the same meeting, Chairman of the Board Mr. Shlomo Nehama, CEO of the Bank Mr. Zvi Ziv, and Chairman of the Board of Isracard and of companies in the Poalim Capital Markets Group, Mr. Dan Dankner, announced that notwithstanding their existing contracts, they agree that the committee may decide that in calculating bonuses, the Bank's profits should be taken into account excluding the substantial profits to be obtained from sales of assets imposed on the Bank as a result of the Bachar Reform (such as the sale of mutual funds, provident funds, and Bank Otsar Hahayal).

The Israel Securities Authority addressed a request to the Bank for details regarding the manner in which the compensation is determined. Later, the Bank was required to provide the Israel Securities Authority with a legal opinion regarding the question whether the Arison Group and Mr. Dan Dankner had a personal interest in approving the salary of the Chairman of the Board of Directors of the Bank. The Bank received a legal opinion produced jointly by the legal firms Gornitsky & Partners and Caspi & Partners, which determined that neither the Arison Group nor Mr. Dan Dankner had a personal interest in approving the salary and compensation of the Chairman of the Board of Directors. Accordingly, the approval of the salary and compensation of the Chairman of the Board of Directors by the general assembly of shareholders was performed in a lawful manner.

The Bank was contacted by two legal firms stating that they intended to submit a request to the court to approve the filing of derivative claims on behalf of the Bank, against members of the Board of Directors of the Bank, in regard to the approval of the terms of salary and compensation for senior officers of the Bank, and against some of those officers, all in order to cause them to repay to the Bank the amount which, in the opinion of these attorneys, should not have been approved and paid.

The Bank rejected the attorneys' demand to file its own claim against members of the Board of Directors and against senior officers of the Bank, as in the opinion of the members of the Board of Directors who discussed the demand, all decisions on this matter were made in a lawful manner. Subsequently, in July 2006, one of these legal firms filed a request with the court to approve the filing of a derivative claim on this matter on behalf of the Bank, against the Chairman of the Board of Directors, claiming that he should repay the entire salary he received from the Bank in the last seven years, and against members of the Board of Directors of the Bank, claiming that they should pay the Bank the amount of about NIS 42 million, which is the amount that, according to the originator of the request, should not have been paid to senior officers of the Bank.

On February 20, 2006, Board of Directors member Mr. Israel Makov announced his resignation from the Bank's Board of Directors, effective that day.

An extraordinary general assembly of the Bank's shareholders convened on March 8, 2006. The assembly resolved, inter alia, to approve the election of Ms. Nira Dror as an external director (in accordance with the Companies Law, 5749-1999), and of Ms. Pnina Dvorin as a director of the Bank, and to ratify the change in the period of the insurance policy for liability of directors and officers, including that of Mr. D. Dankner, who is a director and a controlling shareholder of the Bank. The assembly also resolved to approve an amendment and an elucidation to the Bank's articles.

On May 11, 2006, Mr. Imri Tov resigned from the Bank's Board of Directors, at the end of his term of service as an external director.

On July 27, 2006, the Bank's Board of Directors approved the appointment of Prof. Amir Barnea as an external director of the Bank, under Proper Conduct of Banking Business Directive 301 of the Bank of Israel.

On July 31, 2006, Prof. Gideon Chitayat resigned from the Bank's Board of Directors, at the end of his term of service as an external director.

On April 27, 2006, the Bank's Board of Directors approved the following appointments and changes to the Bank's Board of Management:

- Mr. Yacov Rozen, who serves as a Member of the Board of Management, was appointed to the position of Head of Finance and CFO, effective May 1, 2006.
- Mr. Barry Ben-Zeev was appointed to the position of Member of the Board of Management and Head of Client Asset Management, effective May 1, 2006.
- Mr. Alberto Garfunkel was appointed to the position of Member of the Board of Management and Head of International Activity, effective August 14, 2006.
- Mr. Mario Shushan was appointed to the position of Member of the Board of Management and Global Treasurer, effective May 1, 2006.
- Mr. Doron Klausner was appointed to the position of Member of the Board of Management and Head of the Strategic Management Center, effective May 1, 2006.
- Mr. Ofer Levy was appointed to the position of Member of the Board of Management and Comptroller of the Bank, effective May 1, 2006.

- Ms. Hannah Pri-Zan, who serves as a Member of the Board of Management and Head of Banking Subsidiaries, was promoted to the rank of Senior Deputy Managing Director, effective May 1, 2006.
- Mr. Abraham Harel, who served as a Member of the Board of Management and Head of Finance and Management Information Systems, resigned from this position on April 30, 2006.
- Mr. Isaac Behar, who served as a Member of the Board of Management and Head of Comptrolling, resigned from this position on April 30, 2006.

On June 29, 2006, the Bank's Board of Directors approved the appointment of Member of the Board of Management Ms. Hannah Pri-Zan to the position of Head of Risk Management, replacing Mr. Yosef Yarom, who will resign from the Bank effective August 14, 2006.

Further to the information reported in the section on the Bank Group's activity and the business developments in the financial statements as at December 31, 2005, regarding investments in the Bank's share capital, note that on April 23, 2006, Israel Salt Industries Ltd. sold 9,900,000 shares directly, and sold 2,710,940 shares indirectly through its subsidiary Salt Industries Equity Holdings (1988) Ltd., together constituting approximately 1% of the share capital of the Bank, in consideration for NIS 23.27 per share, or a total consideration of NIS 294 million. After carrying out this sale, Salt Industries holds 6.1% of the Bank's capital.
After the aforesaid sale, near the date of publication of the financial statements, the Arison-Dankner Group held 28.0% of the issued and paid-up share capital of the Bank, similar to the end of June 2006.

As part of a private allocation plan of option notes without proceeds, senior executives were allocated non-tradable option notes exercisable into ordinary shares of the Bank. 91,666 options were exercised into ordinary shares on May 7, 2006, in consideration for a total of NIS 677,000. The balance of option notes near the date of publication of the financial statements totals 91,667 option notes.
The issued and paid-up capital of the Bank near the date of publication of the financial statements is NIS 1,260,625,834, divided into 1,260,625,834 ordinary shares of par value NIS 1 each.

On May 24, 2006, the Bank's Board of Directors declared a dividend of NIS 618 million, representing 49% of the issued share capital of the Bank, or 49 agorot per NIS 1 par value share. The dividend was paid on June 20, 2006.
On August 16, 2006, the Bank's Board of Directors declared a dividend of NIS 340 million, representing 27% of the issued share capital of the Bank, or 27 agorot per NIS 1 par value share. The Board of Directors further resolved to declare August 28, 2006, as the date of record, August 29, 2006, as the ex-date, and September 13, 2006, as the date of payment.

In early April, following the receipt of approvals from the SEC (Securities Exchange Commission) in the United States, the Bank started implementation of a Level 1-ADR program in which American Depository Receipt (ADR) securities are issued, through the Bank of New York, which represent shares of the Bank and are traded over the counter in the United States.
ADR securities are convertible into the shares of the Bank which they represent, and vice versa - holders of Bank shares may convert them into ADRs representing shares of the Bank, all under the terms of the program.
The Level 1 Program enables American investors, including institutional investors, to invest in the Bank's share capital through the purchase of ADRs. Each ADR unit represents 5 ordinary shares of the Bank traded on the Tel Aviv Stock Exchange.

On May 10, 2006, Moody's Investors Service announced that it had upgraded Israel's rating outlook from Stable to Positive.
On May 11, 2006, Maalot, the Israeli rating agency, raised Bank Hapoalim's rating to AAA, from AA+.

The Board of Directors of the Bank held 18 meetings during the period of January-June 2006.
The various Board of Directors committees held 82 meetings during the period of January-June 2006.

Controls and Procedures

In accordance with the public reporting directives of the Supervisor of Banks, it has been determined that starting with the interim financial statements dated June 30, 2005, the Chief Executive Officer and the Chief Accountant will each separately sign a declaration regarding "Controls and Procedures Concerning Disclosure", in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act", enacted in the United States (hereafter: the "Disclosure Declaration").
The aforesaid Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that information which the Bank is required to disclose in its financial statements is recorded, processed, summarized, and reported in accordance with the Supervisor of Banks' public reporting directives, and in accordance with additional reporting directives. The controls and procedures regarding disclosure are aimed, among other things, at ensuring that such information is accumulated and transmitted to the management of the corporation in a manner that enables decisions to be made at the appropriate time, with regard to the disclosure requirements.
At this stage, the Disclosure Declaration is not meant to cover the broader aspects of the evaluation of "The Effectiveness of Internal Control of Financial Reporting" established in Section 404, which include, among other things, the planning of a process aimed at providing a reasonable degree of confidence with regard to the evaluation of policy and procedures concerning the accuracy of records, completeness of records, correct authorizations in recording receipts and payments, and prevention and identification of unauthorized actions which may have a material impact on the Bank's financial reporting.

In December 2005, the Supervisor of Banks issued a circular regarding this matter, according to which banking corporations must prepare to include in their financial statements, starting in the financial statements for December 31, 2008, a declaration regarding the responsibility of management for the establishment and maintenance of an adequate system and procedures of internal control of financial reporting, and a year-end assessment of the effectiveness of the system and procedures of internal control of financial reporting. Concurrently, External Auditors of banking corporations will be required to produce an opinion of the evaluation performed by the management of the banking corporation; in preparing the opinion, the accountants will be required to apply the relevant standards to be adopted or published by the PCAOB (Public Company Accounting Oversight Board), all in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at June 30, 2006. Based on this assessment, the Chief Executive Officer and the Chief Accountant have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the public reporting directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the half-year ended June 30, 2006, there was no change in the Bank's internal control over financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Shlomo Nehama	**Zvi Ziv**
Chairman of the Board of Directors	President & Chief Executive Officer

Tel-Aviv, August 16, 2006.

Reported amounts
(in millions of NIS)

	For the 3 months ending on June 30		Change	For the 6 months ending on June 30		Change
	2006	2005		**2006**	2005	
Profit and Profitability						
Profit from financing activities before provision for doubtful debts	**2,049**	1,838	11.5%	**3,935**	3,633	8.3%
Provision for doubtful debts	**296**	333	(11.1%)	**538**	794	(32.2%)
Operating and other income	**1,304**	1,122	16.2%	**2,587**	2,180	18.7%
Operating and other expenses	**1,829**	1,711	6.9%	**3,730**	3,400	9.7%
Operating profit before taxes	**1,228**	916	34.1%	**2,254**	1,619	39.2%
Operating profit after taxes	**664**	586	13.3%	**1,283**	970	32.3%
Net profit	**665**	598	11.2%	**1,842**	1,522	21.0%

				change compared with	
	30.6.2006	30.6.2005	31.12.2005	30.6.2005	31.12.2005
Balance Sheet – Principal Items					
Total balance sheet	**284,332**	257,421	273,307	10.5%	4.0%
Credit to the public	**187,054**	179,410	185,133	4.3%	1.0%
Securities	**42,123**	27,532	33,813	53.0%	24.6%
Deposits from the public	**226,707**	198,954	213,892	14.0%	6.0%
Debentures and subordinated notes	**19,791**	20,892	21,361	(5.3%)	(7.4%)
Shareholders' equity	**17,266**	15,950	16,237	8.3%	6.3%

	30.6.2006	30.6.2005	31.12.2005
Principal financial ratios			
Shareholders' equity to total assets	**6.1%**	6.2%	5.9%
Tier 1 capital to total assets	**7.1%**	7.4%	7.0%
Capital to risk assets	**10.37%**	11.01%	10.62%
Credit to the public to total assets	**65.8%**	69.7%	67.7%
Deposits from the public to total assets	**79.7%**	77.3%	78.3%
Operating income to operating expenses	**69.4%**	64.1%	65.3%
Operating expenses to total income	**57.2%**	58.5%	57.6%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.3%**	0.5%	0.4%
Rate of provision for taxes	**43.8%**	40.4%	41.8%
Return of operating profit on equity, net[(a)]	**16.4%**	13.2%	15.1%
Return of net profit on equity[(a)]	**23.9%**	21.1%	19.0%
Return of net profit on total assets[(a)]	**1.4%**	1.2%	1.1%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

Reported amounts

	For the three months period ended June 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets(5)(6)	**93,874**	**1,653**	**7.23**		84,008	1,202	5.85	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**25,313**	**318**			17,946	442		
Total assets	**119,187**	**1,971**		**6.78**	101,954	1,644		6.61
Liabilities(6)	**(94,100)**	**(844)**	**(3.64)**		(87,057)	(563)	(2.61)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(15,843)**	**(174)**			(11,136)	*(358)		
Total liabilities	**(109,943)**	**(1,018)**		**(3.76)**	(98,193)	*(921)		*(3.80)
Interest spread			**3.59**	**3.02**			3.24	*2.81
Israeli currency - Linked to the CPI								
Assets(5)(6)	**59,602**	**1,484**	**10.34**		57,045	1,158	8.37	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**1,577**	**21**			796	13		
Total assets	**61,179**	**1,505**		**10.21**	57,841	1,171		8.35
Liabilities(6)	**(47,051)**	**(1,060)**	**(9.32)**		(45,536)	(825)	(7.45)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(6,725)**	**(73)**			(2,339)	*(23)		
Total liabilities	**(53,776)**	**(1,133)**		**(8.70)**	(47,875)	*(848)		*(7.28)
Interest spread			**1.02**	**1.51**			0.92	*1.07

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (65) million (June 30, 2005: NIS (254) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (39) million) in the CPI-linked segment, NIS (189) million (June 30, 2005: NIS (179) million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended June 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets[5][6]	**117,157**	**(2,399)**	**(7.94)**		*100,224	3,870	*16.36	
Effect of derivatives[4]								
Hedging derivatives	**30,827**	**200**			15,927	520		
Embedded derivatives and ALM	**139,108**	**(430)**			69,940	2,224		
Total assets	**287,092**	**(2,629)**		**(3.61)**	*186,091	6,614		*14.99
Liabilities[6]	**(112,096)**	**2,877**	**9.88**		(92,946)	(3,339)	(15.16)	
Effect of derivatives[4]								
Hedging derivatives	**(30,906)**	**(320)**			(15,842)	(356)		
Embedded derivatives and ALM	**(144,547)**	**412**			(75,628)	(2,306)		
Total liabilities	**(287,549)**	**2,969**		**4.07**	(184,416)	(6,001)		(13.67)
Interest spread			**1.94**	**0.46**			*1.20	*1.32

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (65) million (June 30, 2005: NIS (254) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (39) million) in the CPI-linked segment, NIS (189) million (June 30, 2005: NIS (179) million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

	For the three months period ended June 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(5)(6)	**270,633**	**738**	**1.10**		*241,277	6,230	*10.74	
Effect of derivatives(4)								
Hedging derivatives	**30,827**	**200**			15,927	520		
Embedded derivatives								
and ALM	**165,998**	**(91)**			88,682	*2,679		
Total assets	**467,458**	**847**		**0.73**	*345,886	*9,429		*11.36
Monetary liabilities generating								
financing expenses(6)	**(253,247)**	**973**	**1.53**		(225,539)	(4,727)	(8.65)	
Effect of derivatives(4)								
Hedging derivatives	**(30,906)**	**(320)**			(15,842)	(356)		
Embedded derivatives								
and ALM	**(167,115)**	**165**			(89,103)	*(2,687)		
Total liabilities	**(451,268)**	**818**		**0.72**	(330,484)	*(7,770)		*(9.74)
Interest spread			**2.63**	**1.45**			*2.09	*1.62

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (65) million (June 30, 2005: NIS (254) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (39) million) in the CPI-linked segment, NIS (189) million (June 30, 2005: NIS (179) million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts (in millions of NIS)

	For the three months period ended June 30			
	2006		2005	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**58**		(66)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**26**		48
Commissions from financing transactions and other financing income[5]		**284**		202
Other financing expenses		**16**		(5)
Profit from financing activities before provision for doubtful debts		**2,049**		1,838
Provision for doubtful debts (including general and supplementary provision)		**(296)**		(333)
Profit from financing activities after provision for doubtful debts		**1,753**		1,505
Total				
Financial assets that generated financing income[3][4]	**270,633**		241,277	
Assets deriving from derivative instruments[6]	**7,026**		*3,657	
Other financial assets	**3,130**		1,660	
General provision and supplementary provision for doubtful debts	**(1,168)**		(1,128)	
Total financial assets	**279,621**		245,466	
Total				
Financial liabilities that generated financing expenses[4]	**(253,247)**		(225,539)	
Liabilities deriving from derivative instruments[6]	**(7,657)**		(4,224)	
Other financial liabilities	**(5,661)**		(3,469)	
Total financial liabilities	**(266,565)**		(233,232)	
Total excess of assets over financial liabilities	**13,056**		12,234	
Non-monetary assets	**5,506**		5,410	
Non-monetary liabilities	**(903)**		(1,050)	
Total capital resources	**(17,659)**		(16,594)	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (65) million (June 30, 2005: NIS (254) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (39) million) in the CPI-linked segment, NIS (189) million (June 30, 2005: NIS (179) million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the three months period ended June 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6]	**27,246**	**924**	**14.27**		22,376	(38)	(0.68)	
Effect of derivatives[4]								
Hedging derivatives	**9,708**	**(45)**			3,355	112		
Embedded derivatives and ALM	**37,673**	**948**			15,748	212		
Total assets	**74,627**	**1,827**		**10.16**	41,479	286		2.79
Monetary liabilities in foreign currency generating financing expenses[6]	**(27,212)**	**(716)**	**(10.95)**		(21,158)	117	2.19	
Effect of derivatives[4]								
Hedging derivatives	**(9,655)**	**(48)**			(3,336)	(76)		
Embedded derivatives and ALM	**(41,549)**	**(685)**			(17,218)	(240)		
Total liabilities	**(78,416)**	**(1,449)**		**(7.60)**	(41,712)	(199)		(1.92)
Interest spread			**3.32**	**2.56**			1.51	0.87

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (65) million (June 30, 2005: NIS (254) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (39) million) in the CPI-linked segment, NIS (189) million (June 30, 2005: NIS (179) million) in the foreign currency segment (including Israeli currency, linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the six months period ended June 30							
	2006				2005			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency - Unlinked								
Assets(5)(6)	**93,510**	**3,181**	**6.92**		83,472	2,414	5.87	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**22,926**	**500**			18,276	827		
Total assets	**116,436**	**3,681**		**6.42**	101,748	3,241		6.47
Liabilities(6)	**(92,888)**	**(1,596)**	**(3.47)**		(86,775)	(1,123)	(2.61)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(15,626)**	**(307)**			(12,119)	(610)		
Total liabilities	**(108,514)**	**(1,903)**		**(3.54)**	(98,894)	(1,733)		(3.54)
Interest spread			**3.45**	**2.88**			3.26	2.93
Israeli currency - Linked to the CPI								
Assets(5)(6)	**59,895**	**2,323**	**7.91**		57,183	1,806	6.42	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**1,561**	**53**			877	24		
Total assets	**61,456**	**2,376**		**7.88**	58,060	1,830		6.40
Liabilities(6)	**(47,426)**	**(1,602)**	**(6.87)**		(46,208)	(1,231)	(5.40)	
Effect of derivatives(4)								
Embedded derivatives								
and ALM	**(5,980)**	**(171)**			(2,191)	(48)		
Total liabilities	**(53,406)**	**(1,773)**		**(6.75)**	(48,399)	(1,279)		(5.36)
Interest spread			**1.04**	**1.13**			1.02	1.04

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (76) million (June 30, 2005: NIS (113) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (76) million (June 30, 2005: NIS 2 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).
(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the six months period ended June 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Assets[5][6]	**114,192**	**555**	**0.97**		*106,133	4,816	*9.28	
Effect of derivatives[4]								
Hedging derivatives	**29,559**	**368**			16,192	621		
Embedded derivatives and ALM	**129,434**	**3,354**			68,376	2,811		
Total assets	**273,185**	**4,277**		**3.16**	*190,701	8,248		*8.84
Liabilities[6]	**(110,753)**	**428**	**0.77**		(98,894)	(3,904)	(8.06)	
Effect of derivatives[4]								
Hedging derivatives	**(29,882)**	**(623)**			(16,065)	(474)		
Embedded derivatives and ALM	**(133,005)**	**(3,256)**			(73,943)	(2,762)		
Total liabilities	**(273,640)**	**(3,451)**		**(2.54)**	(188,902)	(7,140)		(7.70)
Interest spread			**1.74**	**0.62**			*1.22	*1.14

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (76) million (June 30, 2005: NIS (113) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (76) million (June 30, 2005: NIS 2 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the six months period ended June 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating financing income[5][6]	**267,597**	**6,059**	**4.58**		*246,788	9,036	*7.46	
Effect of derivatives[4]								
Hedging derivatives	**29,559**	**368**			16,192	621		
Embedded derivatives and ALM	**153,921**	**3,907**			87,529	3,662		
Total assets	**451,077**	**10,334**		**4.63**	*350,509	13,319		*7.74
Monetary liabilities generating financing expenses[6]	**(251,067)**	**(2,770)**	**(2.22)**		(231,877)	(6,258)	(5.47)	
Effect of derivatives[4]								
Hedging derivatives	**(29,882)**	**(623)**			(16,065)	(474)		
Embedded derivatives and ALM	**(154,611)**	**(3,734)**			(88,253)	(3,420)		
Total liabilities	**(435,560)**	**(7,127)**		**(3.30)**	(336,195)	(10,152)		(6.13)
Interest spread			**2.36**	**1.33**			*1.99	*1.61

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (76) million (June 30, 2005: NIS (113) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (76) million (June 30, 2005: NIS 2 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).

(6) Excluding derivative instruments.

Management Review - Rates of Income and Expense - Consolidated (continued)

Reported amounts
(in millions of NIS)

	For the six months period ended June 30			
	2006		2005	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**95**		(73)
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**55**		56
Commissions from financing transactions and other financing income[5]		**578**		489
Other financing expenses		**-**		(6)
Profit from financing activities before provision for doubtful debts		**3,935**		3,633
Provision for doubtful debts (including general and supplementary provision)		**(538)**		(794)
Profit from financing activities after provision for doubtful debts		**3,397**		2,839
Total				
Financial assets that generated financing income[3][4]	**267,597**		246,788	
Assets deriving from derivative instruments[6]	**6,164**		*3,775	
Other financial assets	**1,888**		1,851	
General provision and supplementary provision for doubtful debts	**(1,170)**		(1,182)	
Total financial assets	**274,479**		251,232	
Total				
Financial liabilities that generated financing expenses[4]	**(251,067)**		(231,877)	
Liabilities deriving from derivative instruments[6]	**(6,706)**		(4,345)	
Other financial liabilities	**(4,685)**		(2,849)	
Total financial liabilities	**(262,458)**		(239,071)	
Total excess of assets over financial liabilities	**12,021**		12,161	
Non-monetary assets	**6,404**		5,259	
Non-monetary liabilities	**(936)**		(949)	
Total capital resources	**(17,489)**		(16,471)	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding option), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (76) million (June 30, 2005: NIS (113) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (76) million (June 30, 2005: NIS 2 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of investments in bonds and from the adjustment to fair value of bonds held for trading.

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

Management Review - Rates of Income and Expense - Consolidated (continued)

	For the six months period ended June 30							
	2006				2005			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of U.S.$)		%	%	(in millions of U.S.$)		%	%
Foreign currency (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income[5][6]	**24,811**	**886**	**7.27**		24,314	(14)	(0.12)	
Effect of derivatives[4]								
Hedging derivatives	**6,461**	**77**			3,577	136		
Embedded derivatives and ALM	**27,601**	**1,178**			15,465	236		
Total assets	**58,873**	**2,141**		**7.41**	43,356	358		1.66
Monetary liabilities in foreign currency generating financing expenses[6]	**(24,185)**	**(599)**	**(5.01)**		(22,700)	162	1.42	
Effect of derivatives[4]								
Hedging derivatives	**(6,531)**	**(134)**			(3,548)	(103)		
Embedded derivatives and ALM	**(28,493)**	**(943)**			(16,754)	(197)		
Total liabilities	**(59,209)**	**(1,676)**		**(5.74)**	(43,002)	(138)		(0.64)
Interest spread			**2.26**	**1.67**			1.30	1.02

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).
(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.
(3) Calculated on an annual basis.
(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.
(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: June 30, 2006 NIS (76) million (June 30, 2005: NIS (113) million) in the unlinked segment, NIS (4) million (June 30, 2005: NIS (9) million) in the CPI-linked segment, NIS (76) million (June 30, 2005: NIS 2 million) in the foreign currency segment (including Israeli currency, linked to foreign currency).
(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended June 30, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, August 16, 2006.

Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended June 30, 2006 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the quarterly financial statements and other financial information included in the Report correctly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   - A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular, during the preparation of the Report; and
   - B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   - C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditing accountant, to the Board of Directors, and to the Audit Committee of the Board of Directors at the Bank, based on our most current assessment of the internal control of financial reporting:
   - A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, and report financial information; and
   - B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Tel Aviv, August 16, 2006.



Somekh Chaikin



To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three and six months periods ended June 30, 2006

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at June 30, 2006, statements of profit and loss and statements of changes in shareholders' equity for the three and six months periods then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to the following notes to the condensed consolidated interim financial statements:

a. Note 2(1), regarding the adjustment via restatement of the data for previous periods, following the start of implementation of Accounting Standard no. 24, "Share-based payment".

b. Note 3, regarding Capital Market Reform. The aforesaid note states, inter alia, that even, after the sale of the rights related to the management of PKN funds, it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the Provident and mutual fund management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty as detailed in this note.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, August 16, 2006.

Condensed Consolidated Balance Sheet
as at June 30, 2006

Reported amounts
(in millions of NIS)

December 31		June 30	
2005		**2006**	2005
Audited		Unaudited	
	Assets		
41,062	Cash on hand and deposits with banks	**39,927**	37,788
33,813	Securities	**42,123**	*27,532
185,133	Credit to the public	**187,054**	*179,410
1,193	Credit to governments	**926**	1,487
662	Investments in equity basis investees	**743**	807
3,729	Buildings and equipment	**3,744**	3,590
**7,715	Other assets	**9,815**	**6,807
**273,307	Total assets	**284,332**	**257,421
	Liabilities and Shareholders' Equity		
213,892	Deposits from the public	**226,707**	198,954
6,424	Deposits from banks	**3,574**	7,850
3,363	Deposits from the Government	**2,929**	3,115
21,361	Debentures and subordinated notes	**19,791**	20,892
**11,483	Other liabilities	**13,501**	**10,120
**256,523	Total liabilities	**266,502**	**240,931
547	Minority interests	**564**	540
**16,237	Shareholders' equity	**17,266**	**15,950
**273,307	Total liabilities and shareholders' equity	**284,332**	**257,421

* Reclassified.
** Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Shlomo Nehama	**Zvi Ziv**	**Ofer Levy**
Chairman of the Board of Directors	President & Chief Executive Officer	Senior Deputy Managing Director Chief Accountant

Tel Aviv, August 16, 2006.

Condensed Consolidated Statement of Profit and Loss
for the Periods Ended June 30, 2006

Reported amounts
(in millions of NIS)

Year ended December 31		Three months ended June 30		Six months ended June 30	
2005		**2006**	2005	**2006**	2005
Audited		Unaudited			
	Profit from financing activities before				
7,609	provision for doubtful debts	**2,049**	1,838	**3,935**	3,633
1,268	Provision for doubtful debts	**296**	333	**538**	794
	Profit from financing activities after				
6,341	provision for doubtful debts	**1,753**	1,505	**3,397**	2,839
	Operating and other income				
3,539	Operating commissions	**1,000**	850	**1,983**	1,687
72	Profits from investments in shares, net	**110**	25	**163**	30
980	Other income	**194**	247	**441**	463
4,591	Total operating and other income	**1,304**	1,122	**2,587**	2,180
	Operating and other expenses				
*4,104	Salaries and related expenses	**1,039**	*973	**2,166**	*1,987
	Maintenance and depreciation of buildings				
1,185	and equipment	**314**	297	**627**	578
1,738	Other expenses	**476**	441	**937**	835
*7,027	Total operating and other expenses	**1,829**	*1,711	**3,730**	*3,400
*3,905	Operating profit before taxes	**1,228**	*916	**2,254**	*1,619
*1,634	Provision for taxes on operating profit	**565**	*338	**987**	*654
*2,271	Operating profit after taxes	**663**	*578	**1,267**	*965
	The share in net, after-tax operating profits				
106	of equity basis investees	**18**	24	**50**	52
	Minority interests, net in after-tax				
(79)	operating profits of subsidiary companies	**(17)**	(16)	**(34)**	(47)
*2,298	Net operating profit	**664**	*586	**1,283**	*970
	Net profit from extraordinary transactions,				
590	after taxes	**1**	12	**559**	552
*2,888	Net profit	**665**	*598	**1,842**	*1,522
	Net profit per share (in NIS):				
*1.83	Net operating profit	**0.53**	*0.47	**1.02**	*0.77
*0.47	Profit from extraordinary transactions	**0.00**	*0.01	**0.44**	*0.44
*2.30	profit per share	**0.53**	*0.48	**1.46**	*1.21

* Restated - see note 2.

The accompanying notes are an integral part of the condensed financial statements.

Condensed Statement of Changes in Shareholders' Equity for the Periods Ended June 30, 2006

Reported amounts (in millions of NIS)

	Three months ended June 30					
	2006			2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Unaudited					
Balance as at the beginning of the period	**7,311**	**618**	**9,368**	7,253	528	*8,096
Net profit			**665**			*598
Exercise of share options	**1**			3		
Adjustments in respect of presentation of securities available for sale at fair value			**(257)**			(12)
Related tax effect			**105**			5
Paid dividend		**(618)**			(528)	
Dividend that was declared after the balance sheet date		**340**	**(340)**		390	(390)
Benefit inherent in the allotment of share options to employees	**9**			6		
Net profits from cash flows hedging			**105**			
Related tax effect			**(43)**			
Translation adjustments in respect of equity basis investees***			**2**			1
Balance as at the end of the period	**7,321**	**340**	******9,605**	7,262	390	*8,298

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 106 million (June 30, 2005 - NIS 218 million, December 31, 2005 - NIS 264 million).
Net profits from cash flows hedging, amounting to NIS 62 million.

*** Adjustments from translation of financial statements of autonomous units.

**** Including NIS 2,776 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Periods Ended June 30, 2006 (continued)

Reported amounts
(in millions of NIS)

	Six months ended June 30					
	2006			2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
	Unaudited					
Balance as at the beginning of the period	**7,281**	**139**	**8,817**	7,225	339	*7,581
Net profit			**1,842**			*1,522
Exercise of share options	**21**			28		
Adjustments in respect of presentation of securities available for sale at fair value			**(269)**			195
Related tax effect			**111**			(83)
Paid dividend		**(139)**	**(618)**		(339)	(528)
Dividend that was declared after the balance sheet date		**340**	**(340)**		390	(390)
Benefit inherent in the allotment of share options to employees	**19**			9		
Net profits from cash flows hedging			**105**			
Related tax effect			**(43)**			
Translation adjustments in respect of equity basis investees***			**-**			1
Balance as at the end of the period	**7,321**	**340**	******9,605**	7,262	390	*8,298

* Restated - see note 2.
** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 106 million (June 30, 2005 - NIS 218 million, December 31, 2005 - NIS 264 million).
Net profits from cash flows hedging, amounting to NIS 62 million.
*** Adjustments from translation of financial statements of autonomous units.
**** Including NIS 2,776 million that cannot be distributed as dividend.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity for the Periods Ended June 30, 2006 (continued)

Reported amounts (in millions of NIS)

	Year ended December 31		
	2005		
	Share capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus**
		Audited	
Balance as at the beginning of the period	7,225	339	*7,581
Net profit			*2,888
Exercise of share options	33		
Adjustments in respect of presentation of securities			
available for sale at fair value			273
Related tax effect			(115)
Paid dividend		(339)	(1,309)
Dividend that was declared in the current period and not yet paid			(365)
Dividend that was declared after the balance sheet date		139	(139)
Benefit inherent in the allotment of share options to employees	22		
Translation adjustments in respect of equity basis investees***			3
Other adjustments relating to equity basis investees	1		
Balance as at the end of the period	7,281	139	*8,817

* Restated - see note 2.

** Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 264 million (June 30, 2005 - NIS 218 million, December 31, 2005 - NIS 264 million).
Net profits from cash flows hedging, amounting to NIS 62 million.

*** Adjustments from translation of financial statements of autonomous units.

The accompanying notes are an integral part of these financial statements.

Note 1

The accounting policies applied in the preparation of the condensed financial statements as at June 30, 2006 are consistent with those applied in the audited annual financial statements, as at December 31, 2005, except as described in Note 2 thereafter.These reports should be perused in connection with the annual financial statements as at December 31, 2005, and the Notes accompanying them.

Note 2
Implementation for the first time of Standards Accounting

(1) The financial statements are adjusted in a manner of restatement in order to represent retroactively the correction caused by adopting accounting standard No. 24 of the Israeli Accounting Standard Board, "share based payment".
The standard requires recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled with capital instruments, cash, or other assets. According to the standard, share-based payment transactions in which goods or services are received are to be recorded at fair value.
The standard also establishes different disclosure requirements with regard to the substance and volume of share-based payment arrangements in existence during the period, and with respect to the manner in which such arrangements' fair value was determined.
The standard applies to financial statements for periods starting January 1, 2006. The directives of the standard are to be implemented for every share-based payment transaction performed after March 15, 2005 and not yet vested by the standard's inception date. The standard also requires restatement of comparative information that refers to periods as of March 15, 2005.
With regard to share-based payments classified as liabilities (such as phantom option plans) in existence at the inception date, the standard is to be applied retroactively and comparative information is to be restated. Changes in terms of share-based payment transaction settled with capital instruments performed after March 15, 2005, will be handled in accordance with the directives of the new standard, and restatement of comparative information that refers to periods as of March 15, 2005 is required.

The effect of the transition is indicated by a restatement of comparative data for previous periods, as follows:

Effect on balance sheet	June 30, 2005	December 31, 2005
Increase in other liabilities-Employees in respect of net salaries and related expenses	45	73
Increase in other assets	19	32
Total decrease in shareholders' equity	26	41

Effect on profit and loss statement	April-June 2005	January-June 2005	The Year 2005
Increase in salaries and incidental expenses	4	8	36
Decrease in provision for taxes on operating profit	1	3	16
Decrease in net profit	3	5	20

(2) In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The standard established presentation rules for financial instruments in financial statements, and specifies the due disclosure required in respect of such instruments. In addition, the standard establishes the manner of classifying financial instruments into financial liabilities and shareholders' equity, the classification of interest, dividends, losses and profits related to the instruments, and the circumstances under which financial assets should be offset against financial liabilities.The new standard applies to financial statements for periods beginning January 1, 2006, and forward.
The standard states that it should be adopted "from this day forward". The comparison numbers presented in financial statements for periods beginning on the date on which the standard takes effect will not be restated.
The Supervisor of Banks has issued directives on certain topics pertaining to the treatment of financial instruments. On those topics, these directives apply to the Bank.
The effect of the standards' implementation on the financial statements for the first time is not material.

(3) In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, regarding "Earnings Per Share" (hereinafter: "Standard 21"). This Standard establishes principles for the calculation and presentation of basic earnings per share and diluted earnings per share. The Standard cancels the directives of the Institute of Certified Public Accountants in Israel's Opinion Statement No. 55 regarding Earnings Per Share. The Standard stipulates, among other things, that the diluting effect of instruments convertible into shares of the Bank and of options on shares of the Bank should be included only in diluted earnings per share.
Standard 21 applies to financial statements for periods starting January 1, 2006, and forward. The Bank has adopted the Standard by restatement of comparison data on earnings per share for previous periods.
The effect of implementing standard 21 for the first time is not material.

Note 3
Capital Market Reform

On July 25, 2005, the Knesset passed three laws aimed at bringing about a comprehensive reform in the capital market:
The increased competition and reduced concentration and conflicts of interests in the Israeli capital market law (legislative amendments), 2005 (hereinafter: the "Increased Competition Law");
The supervision of financial services (engaging in pension advising and pension marketing) law, 2005.
The supervision of financial services (provident funds) law, 2005.
In addition, the joint investments trust (distribution commission) regulations, 5766-2006, and the supervision of financial services (provident funds) (distribution commissions) regulations, 5766-2006, were published on February 26, 2006.
The legislation passed has wide ranging implications for many and varied legislative matters and a material effect on the bank's business. For additional details concerning reform of the capital market, see Note 31 to the financial statements as at December 31, 2005. The Bank is examining the various options likely to be available for the implementation of the directives of the new legislation and divestment from all its holdings in provident and mutual funds.
At this stage, the Bank is examining the possibility of selling the management companies of the provident and mutual funds to third parties, or transferring their ownership to the Bank's shareholders, or taking a course that combines these two options.
In the Bank's estimation even after the sale of the rights related to the management of PKN funds, as described in Note 7 thereafter it is still possible that the implementation of the directives of the aforesaid legislation and the Bank's divestment from ownership of the provident and mutual funds management companies may have an adverse impact on its business results. However, at this stage it is not possible to establish a reasonable estimate of the extent of the impact, due to the considerable uncertainty in relation to the following matters, among other things:
The manner in which the Bank will elect to divest from the remainder of the assets from which it is required to divest under the directives of the new legislation, and the financial consequences of each of the options chosen; the timing of divestment; the volume of the Bank's expected revenues from commissions for the distribution of provident and mutual fund investments to the public; the volume of commissions which the Bank will collect from its customers for advising on their investments and the date at which the Bank will be permitted to sell pension products.
The Bank Group's income from provident fund management fees totaled NIS 205 million in January-June 2006 compared with NIS 188 million in the same period last year and NIS 368 million in the year 2005.
The Bank Group's income from mutual fund management fees totaled NIS 171 million in January-June 2006 compared with NIS 235 million in the same period last year and NIS 499 million in the year 2005.

Note 4
Legal claims and requests to certify claims as class actions that were filed against the Bank and its consolidated subsidiaries

The Bank's Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including requests to certify class actions taken against it by its customers, former customers and various third parties, who deem themselves injured or harmed by the Bank's operations during the normal course of business.
The causes of the claims against the Bank's Group are various and wide-ranging.
In the opinion of the Bank's Management, based on legal opinions with regard to the likely outcome of pending claims, including requests to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provision are necessary. The additional exposure in respect of claims submitted against the Bank on various matters, each of which exceeds NIS 2 million and has a "reasonably possible" chance of success, amounted of approximately NIS 150 million.
For details concerning requests to certify claims as class actions in material amounts - see Note 20C(4) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to legal claims against the Bank's Group relative to the description in the aforesaid financial statements, other than the following:
On April 25, 2006, the Bank received a claim document and a petition to certify the claim as a class action which were submitted to the District Court of Tel-Aviv-Jaffa.
The claimant alleges that the Bank instructed the dollar-denominated deposits of customers, including the claimant, to be locked in for a period of three months without interest, without receiving instructions from the customers to do so and without notifying the customers, in violation of the law.
In the claimant's estimate, the total damage caused to the claimant and to the Bank's customers as a result amounts to NIS 3.75 billion. The claimant alleges that the Bank should repay this amount to its customers.
A claim and a petition to certify it as a class action in the amount of NIS 500 million filed by the claimant on similar charges on January 16, 2005, were expunged by the District Court of Tel-Aviv on May 11, 2005.
In the Bank's opinion, based on a legal opinion, the claim's chances of success are remote.

Note 5
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions have been filed against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank with regard to the company's insurance business.
For details of the aforesaid claims, see Note 20C(16) to the financial statements as at December 31, 2005.
As at the date of publication of the financial statements, there have been no material changes with regard to claims against the company in relation to the description in the aforesaid financial statements, other than the following:
A. Further to Note 20(C)(16)(a) to the financial statements as at December 31, 2005, in March 2006, Clal Holdings was notified of a decision by the District Court to expunge the claims and the petitions to certify the claims as class actions.
B. Further to Note 20C(16)(d) to the financial statements as at December 31, 2005, in June 2006, the claimant filed a petition to renew the proceedings in this case. Clal Insurance's response to the petition has not yet been submitted.
C. Consolidated company - In October 2000, Clal Insurance received a monetary claim and a claim for a declarative decree submitted against it and against Cellcom Israel Ltd. (hereinafter: "Cellcom") and against Sahar Insurance Company Ltd. (today Harel Insurance Company Ltd.) to the District Court of Tel-Aviv-Jaffa (hereinafter: the "claim"), as well as petition to certify the claim as a class action on behalf of all Cellcom customers who purchased insurance for their cellular telephones starting in 1994 (hereinafter: the "petition"). Clal Insurance insured the cellular telephones in 1999 and in 2000 against loss and theft (risk). The claim which is the subject of the petition concerns unlawful collection of VAT on the insurance premium component and the provision of illegal insurance services, in violation of the directives of the Insurance Business Supervision Law, 5741-1981.
The amount of the claim against Clal Insurance was not stated separately. The amount specified in the request as assessed by the claimants, is NIS 402 million, of which the amount alleged charged in respect of insurance for loss and risk for the period 1999 and 2000 is NIS 57 million.
In February 2006, the company was notified of a decision by the District Court of Tel-Aviv-Jaffa to dismiss the petition to certify the claim as a class action, while charging the claimant with expenses. In April 2006, the claimants filed an appeal of the decision to dismiss the claim with the Supreme Court. The hearing of the appeal is scheduled for January 2007.
The financial statements of Clal Holdings as at June 30, 2006, state that in the opinion of the management of Clal Holdings, based on an assessment by its legal advisors, the consolidated company has strong defense arguments against the petition to certify the claim as a class action, and there is a reasonable chance that the Court will deny the petition.
However, the outcome of the claim, should it be certified as a class action, cannot be estimated at this stage, until after the court's decision regarding the petition. Therefore, no provision was included in the financial statements.

Note 6

On March 17, 2006, Hapoalim U.S.A. Holdings, a wholly owned subsidiary of the Bank, acquired full ownership of Investec (US) Corporate, a broker-dealer registered and operating in the United States, in consideration for a total of $30 million.
Upon completion of the transaction, the Company changed its name to Hapoalim Securities USA Inc.

Note 7

On October 16, 2005, PKN, a mutual fund management company wholly owned by the bank, signed an agreement (hereinafter: the "agreement") with Solomon Mutual Funds Ltd. (hereinafter: the "buyer"), according to which PKN will sell to the buyer, at the date of completion of the transaction, all of PKN rights and obligations in regard to the management of PKN mutual funds, including the right to receive all revenues derived as a result thereof, and the goodwill acquired by PKN over the years in the area of management of PKN mutual funds, including the rights to the use of the commercial name PKN (hereinafter: the "assigned rights and obligations").
Under the agreement, the buyer undertakes to continue to manage the PKN mutual funds, while complying with all obligations under (A) the directives of the existing management agreements; (B) the directives of the prospectuses and public reports; and (C) the directives of any relevant law, all according to the terms set forth in the agreement.
The agreement stipulates, inter alia, issues such as the parties' behavior during the period from the signing of the agreement to its completion, distribution fees, the provision of various services by the Bank, and the loan of Bank employees to the buyer.
The agreement stipulates that at the date of completion of the transaction, in consideration for the acquisition of the assigned rights and obligations, the buyer will pay to PKN the total amount of approximately NIS 954 million (hereinafter: the "consideration"), subject to adjustments in cases specified in the agreement.
On February 20, 2006, an amendment to the agreement was signed, in which it was agreed to reduce the consideration amount, taking into account the decrease in the monetary volume of the assets of funds managed by PKN.
At the date of completion of the agreement, on March 31, 2006, the consideration was set at a total of NIS 834 million. The Bank included a total net profit of NIS 491 million in respect of this sale in the first quarter of 2006, under the item net profit from extraordinary transactions after taxes.

Note 8

Further to the government decision dated May 2, 1993, concerning changes in the banking System, and in accordance with the control permits which the Bank received from the Governor of the Bank of Israel and which allowed it control Bank Otsar Hahayal and to increase its Holdings therein for a limited period, the Bank was required to sell its full holdings in Bank Otsar Hahayal by December 31, 2005, to another banking corporation in Israel, provided it was not part of the Bank Leumi group. This period was subsequently extended until February 2, 2006, based on the Bank's commitment to sign an agreement for the sale of its full holdings in Bank Otsar Hahayal by that date.

During the period covered by the aforesaid permit, the Bank increased its holdings in Bank Otsar Hahayal, with the aim of being able to sell a full controlling interest when the time came, by purchasing shares from its partners in ownership of Bank Otsar Hahayal, primarily from Hever I.D.F. Personnel Ltd. (hereinafter: "Hever").

According to the agreement formulated, under which the Bank acquired shares of Bank Otsar Hahayal from Hever, Hever received various rights, including the right of first refusal to purchase the Bank's holdings in Bank Otsar Hahayal, with Hever entitled to assign this right to a third party. Hever was also granted an option to participate in the Bank's profits from the sale of some of its holdings in Bank Otsar Hahayal.

On January 9, 2006, the Bank and Hever signed an agreement under which Hever waived the aforesaid right of first refusal and the aforesaid option to participate in the Bank's profits, in return, the Bank made a commitment to pay Hever an amount of approximately NIS 65 million.

The Bank also paid Hever NIS 20 million, the amount of tax applicable in respect of the dividend paid to Hever by Bank Otsar Hahayal in January 2006.

The signing of this agreement helped the Bank complete the process of selling its full holdings in Bank Otsar Hahayal. On January 26, 2006, an agreement was signed between the Bank and First International Bank of Israel Ltd. (hereinafter: "International Bank"), under which the Bank made a commitment to sell its full holdings in Bank Otsar Hahayal to International Bank in consideration for a total of approximately NIS 703 million, subject to adjustments to be carried out based on the shareholders' equity of Bank Otsar Hahayal as of December 31, 2005. The consideration is calculated according to the rate of the Bank's holdings in Bank Otsar Hahayal and according to a value based on approximately 185% of the shareholders' equity of Bank Otsar Hahayal. It was agreed in the sale agreement that the Bank will continue to provide certain operational services to Bank Otsar Hahayal, under the agreement in place since 1997 (before the Bank acquired full control of Bank Otsar Hahayal) and in effect through the end of 2011, in order to ensure that Bank Otsar Hahayal is able to continue to provide full banking services to its customers, as it has done until now.

However, the agreement stipulates that International Bank is entitled to exercise its control of Bank Otsar Hahayal and cease purchasing these operational services after a three year period, provided that in any case the Bank will continue to receive NIS 20 million per year till the end of 2011 in return for the provision of operational services, if these are terminated. In such a case, the Bank would receive the payment from Bank Otsar Hahayal or from International Bank. Arrangements were also set forth for the continuation of the agreement between Otsar Hahayal and the Isracard Group, and for collaboration between International Bank and the Isracard Group.

In addition, International Bank granted the Bank the option to receive from it, via an assignment of rights, its full share in the credit provided by a consortium of banks to a company under the ownership of Mr. Gad Zeevi, including collateral, this credit is primarily guaranteed by a lien of shares of Bezeq The Israel Telecommunication Corporation Ltd. (hereinafter: "Bezeq"), which were purchased using financing provided by the consortium at the time.

Should the Bank exercise this option, it will pay International Bank, in consideration for its full share of the credit, including collateral, an amount based on International Bank's relative share of the Bezeq shares under lien (2.82% of total Bezeq shares), according to the stock market price of Bezeq shares near the date of exercise of the option by the Bank.

On August 10, 2006, First International Bank received a permit from the Governor of the Bank of Israel to acquire the Bank's full holdings in Bank Otsar Hahayal. The completion of the transaction is therefore expected on August 17, 2006, or near that date.

Upon completion of the sale, the Bank is expected to record a total net profit of approximately NIS 203 million in its financial statements, based on the Bank's investment in Otsar Hahayal on June 30, 2006.

Note 9

On January 26, 2006, the Bank Group acquired 11% of the share capital of Delek Real Estate Ltd. through a share allocation, in consideration for a total of approximately NIS 260 million. The investment in the company is included in the consolidated financial statements based on equity method.

Note 10

On January 26, 2006, the Bank group sold 13.05% of the share capital of Industrial Buildings Ltd. to Delek Real Estate, in consideration for a total of approximately NIS 250 million. The Bank recorded a total net profit of approximately NIS 46 million in respect of this sale in the first quarter of 2006, included under the item 'profit from extraordinary activities after taxes'.

Note 11

On June 27, 2006, Value-Added Tax Order (Tax Rate on Non-Profit Organizations and Financial Institutions), 5766-2006 (hereinafter: the "Amendment"), was published.
Pursuant to the Amendment, payroll tax and earnings tax rates applicable to financial institutions will be reduced from 17% to 15.5%. The Amendment takes effect as of July 1, 2006.
The provision for taxes on the Bank's income includes earnings tax, according to the Value-Added Tax Law applicable to income. Accordingly, the statutory tax rate applicable to the Bank is 40.65% in 2006, 38.53% in 2007, 36.80% in 2008, 35.93% in 2009, and 35.06% from 2010 forward.
Current taxes and deferred tax balances as at June 30, 2006, were calculated according to the new tax rates, as stipulated in the Amendment. The effect of the change on the consolidated financial statements for the six months ended June 30, 2006 is not material.

Note 12

In July 2006, the Israeli Accounting Standards Board published Accounting Standards no. 29, regarding the adoption of International Financial Reporting Standards (IFRS) (hereinafter: "The Standard"). The Standard stipulates that entities subject to the securities law, 5728-1968, which are required to report according to the regulations of this law, shall prepare their financial statements according to IFRS for periods starting January 1, 2008. The standard allows early adoption, starting with financial statements to be published after July 31, 2006. The aforesaid does not apply to entities subject to the Securities Regulations (Periodic and Immediate Reports of a Foreign Corporation), 5761-2000, and whose financial statements are not prepared in accordance with Israeli GAAP. In addition, the standard stipulates that entities which are not subject to the Securities Law, 5728-1968, and are not required to report according to the provisions of this law, are also permitted to prepare their financial statements according to IFRS, starting with financial statements to be puplished after July 31, 2006.
IFRS will be adopted for the first time while implementing the directives of International Financial Reporting Standard No. 1, First-Time Adoption of IFRS, for the transition period.
At the date of publication of the financial statements, the Supervisor of Banks had not yet published directives, if any, with regard to the manner of adoption of the standard by banking corporations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	Unaudited			
A. In respect of assets*:				
From credit to the public	**1,847**	4,564	**5,616**	6,809
From credit to the Government	**(17)**	53	**8**	75
From deposits with banks	**(902)**	1,151	**(137)**	1,302
From deposits with the Bank of Israel and from cash	**8**	67	**48**	101
From debentures	**(211)**	381	**514**	722
From other assets	**15**	3	**18**	18
	740	6,219	**6,067**	9,027
B. In respect of liabilities*:				
On deposits from the public	**1,147**	(3,496)	**(2,233)**	(4,674)
On deposits from the Government	**(68)**	(59)	**(99)**	(75)
On deposits from the Bank of Israel	**(1)**	(1)	**(9)**	(3)
On deposits from banks	**7**	(147)	**(66)**	(233)
On debentures and subordinated notes	**(238)**	(840)	**(637)**	(1,112)
On other liabilities	**7**	(7)	**17**	(3)
	854	(4,550)	**(3,027)**	(6,100)
C. In respect of derivative instruments and hedging activities:				
Ineffective part in hedging relations**	**(3)**	(2)	**(6)**	(2)
Net income (expenses) in respect of ALM derivative instruments***	**74**	(8)	**173**	242
Net income (expenses) in respect of other derivative instruments	**84**	(18)	**150**	(17)
	155	(28)	**317**	223

* Including effective component in hedging relations.
** Ineffectiveness deriving from fair value hedges.
*** Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.

Appendix I
Profit from Financing Activities Before Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	Unaudited			
D. Other*				
Commissions from financing transactions	**64**	63	**130**	115
Profits (losses) from sale of debentures available for sale, net	**5**	(13)	**29**	40
Realized and unrealized profits (losses) from adjustments to fair value of debentures held for trading, net	**3**	(4)	**(5)**	3
Other financing income	**212**	156	**424**	331
Other financing expenses	**16**	(5)	**-**	(6)
	300	197	**578**	483
Total profit from financing activities before provision for doubtful debts	**2,049**	1,838	**3,935**	3,633
Of which: exchange rate differences, net	**(145)**	200	**(81)**	27
E. Details of net effect of derivative instruments hedging on profit from financing activities				
Financing income (expenses) in respect of assets	**2**	(11)	**8**	(9)
Financing income (expenses) in respect of liabilities	**(119)**	177	**(257)**	158

* Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended June 30					
	2006			2005		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,592**	**1,166**	**11,758**	10,497	1,172	11,669
Subsidiary consolidated at first	**-**	**-**	**-**	5	-	5
Provisions during the period***	**453**	**70**	**523**	433	49	482
Reduction of provisions	**(203)**	**(18)**	**(221)**	(148)	8	(140)
Recoveries of debts written-off in previous years	**(6)**	**-**	**(6)**	(9)	-	(9)
Provision charged to statement of profit and loss	**244**	**52**	**296**	276	57	333
Write-offs	**(287)**	**-**	**(287)**	(164)	-	(164)
Provision balance as at the end of the period	**10,549**	**1,218**	**11,767**	10,614	1,229	11,843
Of which: provision balance which was not deducted from the item "Credit to the public"	**841**	**-**	**841**	824	-	824

* In other loans not including provision for interest on doubtful debts after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears.

** Including a general provision for doubtful debts.

*** On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing. The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provisions in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the reduction of a provision in respect of a debt settled after the balance sheet date, even if the settlement is received in cash.
The effect of the new circular on the provision for doubtful debts by depth of arrears in the second half is a net increase of provision for doubtful debts amounting to approximately NIS 18 million, which charged to statement of profit and loss in the first quarter of 2006.

Appendix 2
Composition of the Provision for Doubtful Debts - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Six months ended June 30					
	2006			2005		
	Specific provision*	Supplementary provision**	Total	Specific provision*	Supplementary provision**	Total
	Unaudited					
Provision balance as at the beginning of the period	**10,587**	**1,172**	**11,759**	10,299	1,219	11,518
Subsidiary consolidated in the past	**-**	**-**	**-**	(36)	-	(36)
Subsidiary consolidated at first	**-**	**-**	**-**	5	-	5
Provisions during the period***	**873**	**75**	**948**	1,166	50	1,216
Reduction of provisions	**(367)**	**(29)**	**(396)**	(362)	(40)	(402)
Recoveries of debts written-off in previous years	**(14)**	**-**	**(14)**	(20)	-	(20)
Provision charged to statement of profit and loss	**492**	**46**	**538**	784	10	794
Write-offs	**(530)**	**-**	**(530)**	(438)	-	(438)
Provision balance as at the end of the period	**10,549**	**1,218**	**11,767**	10,614	1,229	11,843
Of which: provision balance which was not deducted from the item "Credit to the public"	**841**	**-**	**841**	824	-	824

* In other loans not including provision for interest on doubtful debts after the debts were declared doubtful.
In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears.

** Including a general provision for doubtful debts.

*** On January 1, 2006, the Bank of Israel published a circular concerning the manner of calculation of the provision for doubtful debts in respect of loans for housing. The circular states, among other things, that a bank that chooses to calculate provisions for loans using the depth of arrears method, even when it is not required to do so under the directives, is not permitted to reduce the provisions by means of a decision to perform specific provisions.
The circular also provides clarification regarding the calculation of the extent of arrears, provides instructions regarding the calculation of the provisions in respect of loan arrangements and restructuring, and the calculation of the provision in respect of loans in which the principal is settled in a single payment, and disallows the reduction of a provision in respect of a debt settled after the balance sheet date, even if the settlement is received in cash.
The effect of the new circular on the provision for doubtful debts by depth of arrears in the second half is a net increase of provision for doubtful debts amounting to approximately NIS 18 million, which charged to statement of profit and loss in the first quarter of 2006.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated

Reported amounts
(in millions of NIS)

	June 30, 2006						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	**8,163**	**786**	**25,097**	**2,990**	**2,891**	**-**	**39,927**
Securities	**13,258**	**2,301**	**18,692**	**4,145**	**2,230**	**1,497**	**42,123**
Credit to the public[2]	**74,458**	**56,285**	**39,808**	**7,233**	**9,255**	**15**	**187,054**
Credit to governments	**-**	**223**	**702**	**1**	**-**	**-**	**926**
Investments in equity basis investees	**-**	**-**	**-**	**-**	**-**	**743**	**743**
Buildings and equipment	**-**	**-**	**-**	**-**	**-**	**3,744**	**3,744**
Other assets	**1,827**	**37**	**3,240**	**567**	**3,634**	**510**	**9,815**
Total assets	**97,706**	**59,632**	**87,539**	**14,936**	**18,010**	**6,509**	**284,332**
Liabilities							
Deposits from the public	**94,396**	**28,913**	**83,294**	**12,546**	**7,543**	**15**	**226,707**
Deposits from banks	**613**	**1,595**	**862**	**113**	**391**	**-**	**3,574**
Deposits from the Government	**125**	**2,619**	**182**	**2**	**1**	**-**	**2,929**
Debentures and subordinated notes	**1,118**	**13,073**	**5,108**	**205**	**287**	**-**	**19,791**
Other liabilities	**3,842**	**744**	**4,097**	**670**	**3,608**	**540**	**13,501**
Total liabilities	**100,094**	**46,944**	**93,543**	**13,536**	**11,830**	**555**	**266,502**
Excess of assets (liabilities)	**(2,388)**	**12,688**	**(6,004)**	**1,400**	**6,180**	**5,954**	**17,830**
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	**-**	**-**	**485**	**(149)**	**(336)**		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	**8,767**	**(7,169)**	**4,799**	**(1,145)**	**(5,252)**		
Options in the money, net							
(in terms of underlying asset)	**(72)**	**(191)**	**377**	**122**	**(236)**		
Options out of the money, net							
(in terms of underlying asset)	**(61)**	**(1)**	**394**	**(224)**	**(108)**		
Total	**6,246**	**5,327**	**51**	**4**	**248**	**5,954**	
Options in the money, net							
(present value of stated amount)	**(272)**	**(203)**	**350**	**392**	**(267)**		
Options out of the money, net							
(present value of stated amount)	**918**	**1**	**812**	**(1,118)**	**(613)**		

* Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	June 30, 2005						
	Israeli Currency		Foreign Currency[1]				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items***	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	5,697	1,236	25,713	3,126	2,016	-	37,788
Securities	11,535	*1,666	*8,589	3,208	1,944	590	*27,532
Credit to the public[2]	67,721	*53,878	*42,409	5,657	9,745	-	*179,410
Credit to governments	-	718	761	8	-	-	1,487
Investments in equity basis investees	-	-	-	-	-	807	807
Buildings and equipment	-	-	-	-	-	3,590	3,590
Other assets	**1,914	270	3,217	170	928	308	**6,807
Total assets	**86,867	57,768	80,689	12,169	14,633	5,295	**257,421
Liabilities							
Deposits from the public	85,466	30,283	64,721	11,382	7,102	-	198,954
Deposits from banks	2,186	1,438	3,119	400	707	-	7,850
Deposits from the Government	72	2,845	190	8	-	-	3,115
Debentures and subordinated notes	1,064	11,703	6,508	621	405	591	20,892
Other liabilities	**4,013	638	3,670	325	1,030	444	**10,120
Total liabilities	**92,801	46,907	78,208	12,736	9,244	1,035	**240,931
Excess of assets (liabilities)	**(5,934)	10,861	2,481	(567)	5,389	4,260	**16,490
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	701	(311)	(390)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	6,375	(1,035)	(1,202)	322	(4,984)	524	
Options in the money, net							
(in terms of underlying asset)	69	(164)	(807)	866	36		
Options out of the money, net							
(in terms of underlying asset)	597	(129)	(451)	(34)	17		
Total	*1,107	9,533	722	276	68	4,784	
Options in the money, net							
(present value of stated amount)	67	(168)	(1,219)	1,283	37		
Options out of the money, net							
(present value of stated amount)	2,234	(178)	(1,280)	(240)	(536)		

* Reclassified.
** Restated - see Note 2.
*** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 3
Assets and Liabilities According to Linkage Basis - Consolidated (continued)

Reported amounts
(in millions of NIS)

	December 31, 2005						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. dollar	Euro	Other	Non-monetary items**	Total
	Audited						
Assets							
Cash on hand and deposits with banks	8,614	1,160	25,947	3,241	2,100	-	41,062
Securities	11,770	1,633	12,882	3,937	2,124	1,467	33,813
Credit to the public(2)	73,225	57,201	39,006	5,891	9,790	20	185,133
Credit to governments	-	473	717	3	-	-	1,193
Investments in equity basis investees	-	-	-	-	-	662	662
Buildings and equipment	-	-	-	-	-	3,729	3,729
Other assets	*1,776	211	2,554	172	2,474	528	*7,715
Total assets	*95,385	60,678	81,106	13,244	16,488	6,406	*273,307
Liabilities							
Deposits from the public	91,542	29,559	73,461	11,370	7,940	20	213,892
Deposits from banks	1,240	1,779	2,388	488	529	-	6,424
Deposits from the Government	353	2,813	193	3	1	-	3,363
Debentures and subordinated notes	1,158	13,131	5,950	393	323	406	21,361
Other liabilities	*4,263	601	3,352	267	2,469	531	*11,483
Total liabilities	*98,556	47,883	85,344	12,521	11,262	957	*256,523
Excess of assets (liabilities)	*(3,171)	12,795	(4,238)	723	5,226	5,449	*16,784
Effect of hedging derivatives:							
Derivative instruments							
(not including options)	-	-	515	(144)	(371)		
Effect of not hedging derivatives:							
Derivatives instruments							
(not including options)	4,612	(3,547)	4,328	(847)	(4,872)	326	
Options in the money, net							
(in terms of underlying asset)	328	(218)	(774)	486	178		
Options out of the money, net							
(in terms of underlying asset)	37	(51)	73	(51)	(8)		
Total	*1,806	8,979	(96)	167	153	5,775	
Options in the money, net							
(present value of stated amounts)	190	(240)	(644)	594	100		
Options out of the money, net							
(present value of stated amounts)	532	(48)	171	(180)	(475)		

* Restated - see Note 2.
** Including derivative instruments which their underlying assets present non-monetary item.
(1) Including linked to foreign currency.
(2) After deduction of provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Operating Segments Information - Consolidated

Reported amounts
(in millions of NIS)

	Three months ended June 30, 2006							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	**811**	**245**	**437**	**202**	**655**	**(301)**	**-**	**2,049**
Inter-segmental	**(309)**	**106**	**(209)**	**(78)**	**(144)**	**634**	**-**	**-**
Operating and other income:								
From externals	**419**	**409**	**123**	**33**	**144**	**47**	**129**	**1,304**
Inter-segmental	**(20)**	**(42)**	**(10)**	**(8)**	**(10)**	**-**	**90**	**-**
Total income	**901**	**718**	**341**	**149**	**645**	**380**	**219**	**3,353**
Provision for doubtful debts	**18**	**3**	**84**	**44**	**147**	**-**	**-**	**296**
Net profit	**123**	**135**	**8**	**20**	**175**	**190**	**14**	**665**
Return on equity (rate of net profit out of average of equity)	**22.1%**	**64.0%**	**3.5%**	**9.1%**	**12.0%**	**17.8%**	**-**	**16.3%**

	Three months ended June 30, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	631	(1,349)	166	238	2,073	79	-	1,838
Inter-segmental	(215)	1,636	56	(125)	(1,549)	197	-	-
Operating and other income:								
From externals	382	360	122	31	95	(9)	141	1,122
Inter-segmental	(18)	(37)	(11)	(6)	(1)	-	73	-
Total income	780	610	333	138	618	267	214	2,960
Provision for doubtful debts	6	3	70	52	198	-	4	333
Net profit	87	121	18	18	142	151	61	598
Return on equity (rate of net profit out of average of equity)	15.8%	38.0%	8.6%	8.7%	9.7%	21.1%	-	16.0%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Six months ended June 30, 2006							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	**1,318**	**(966)**	**672**	**438**	**2,356**	**117**	**-**	**3,935**
Inter-segmental	**(351)**	**1,649**	**(198)**	**(192)**	**(1,285)**	**377**	**-**	**-**
Operating and other income:								
From externals	**818**	**852**	**265**	**66**	**240**	**68**	**278**	**2,587**
Inter-segmental	**(43)**	**(93)**	**(21)**	**(15)**	**(20)**	**-**	**192**	**-**
Total income	**1,742**	**1,442**	**718**	**297**	**1,291**	**562**	**470**	**6,522**
Provision for doubtful debts	**61**	**12**	**110**	**85**	**260**	**-**	**10**	**538**
Net profit	**253**	**698**	**95**	**53**	**408**	**330**	**5**	**1,842**
Return on equity (rate of net profit out of average of equity)	**23.7%**	**197.1%**	**23.4%**	**13.0%**	**14.7%**	**16.0%**	**-**	**23.9%**

	Six months ended June 30, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	1,138	(1,611)	401	399	3,188	118	-	3,633
Inter-segmental	(329)	2,261	34	(184)	(2,168)	386	-	-
Operating and other income:								
From externals	757	751	243	61	145	(9)	232	2,180
Inter-segmental	(36)	(74)	(21)	(14)	1	-	144	-
Total income	1,530	1,327	657	262	1,166	495	376	5,813
Provision for doubtful debts	44	10	108	106	522	-	4	794
Net profit	147	783	49	27	215	266	35	1,522
Return on equity (rate of net profit out of average of equity)	13.6%	146.1%	12.3%	6.7%	7.6%	18.9%	-	21.1%

* Reclassified.

Appendix 4
Operating Segments Information - Consolidated
(continued)

Reported amounts
(in millions of NIS)

	Year ended December 31, 2005*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
From externals	2,135	(2,741)	941	887	6,094	293	-	7,609
Inter-segmental	(442)	3,998	(33)	(425)	(3,934)	836	-	-
Operating and other income:								
From externals	1,574	1,611	501	122	261	81	441	4,591
Inter-segmental	(74)	(157)	(43)	(30)	(4)	-	308	-
Total income	3,193	2,711	1,366	554	2,417	1,210	749	12,200
Provision for doubtful debts	87	10	152	171	848	-	-	1,268
Net profit (loss)	319	1,062	162	93	579	689	(16)	2,888
Return on equity (rate of net profit out of average of equity)	14.0%	99.9%	19.0%	11.1%	10.0%	20.7%	-	19.0%

* Reclassified.

unio de 2006 Bank Hapoalim Condensed Financial Statement as at June 30, 2006 Bank Hapoalir
Resumidos em 30 de Junho de 2006 Banque Hapoalim Résumé de l'état financier au 30 juin 200
: Банк "Апоалим" выписка из финансовых отчетов на 30 июня 2006 Bank Hapoalim Estados



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